    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON APRIL 30, 2002
                                                REGISTRATION NO. 333-
================================================================================

                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549
                               ----------------
                                   FORM S-1
                         REGISTRATION STATEMENT UNDER
                          THE SECURITIES ACT OF 1933
                               ----------------
                          U.S.I. HOLDINGS CORPORATION
            (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

           DELAWARE                         6411                   13-3771733
(STATE OR OTHER JURISDICTION OF (PRIMARY STANDARD INDUSTRIAL    (I.R.S. EMPLOYER
INCORPORATION OR ORGANIZATION)  CLASSIFICATION CODE NUMBER)  IDENTIFICATION NUMBER)

                       50 CALIFORNIA STREET, 24TH FLOOR
                     SAN FRANCISCO, CALIFORNIA 94111-4796
                                (415) 983-0100
         (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING
            AREA CODE, OF REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)
                               ----------------
                                DAVID L. ESLICK
                            CHAIRMAN, PRESIDENT AND
                            CHIEF EXECUTIVE OFFICER
                          U.S.I. HOLDINGS CORPORATION
                       50 CALIFORNIA STREET, 24TH FLOOR
                     SAN FRANCISCO, CALIFORNIA 94111-4796
                                (415) 983-0100
           (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER,
                  INCLUDING AREA CODE, OF AGENT FOR SERVICE)
                               ----------------
                                  COPIES TO:

   JONATHAN I. MARK, ESQ.          ERNEST J. NEWBORN, II, ESQ.          PHYLLIS G. KORFF, ESQ.
   CAHILL GORDON & REINDEL    SENIOR VICE PRESIDENT, GENERAL COUNSEL SKADDEN, ARPS, SLATE, MEAGHER
       80 PINE STREET                     AND SECRETARY                       & FLOM LLP
NEW YORK, NEW YORK 10005-1702      U.S.I. HOLDINGS CORPORATION              4 TIMES SQUARE
       (212) 701-3000            50 CALIFORNIA STREET, 24TH FLOOR    NEW YORK, NEW YORK 10036-6522
                               SAN FRANCISCO, CALIFORNIA 94111-4796         (212) 735-3000
                                          (415) 983-0100

                               ----------------
      APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after this registration statement becomes effective.
      If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended, check the following box. [_]
      If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]
      If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]
      If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]
      If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [_]
                               ----------------
                        CALCULATION OF REGISTRATION FEE

================================================================================

       TITLE OF EACH CLASS OF               PROPOSED MAXIMUM
     SECURITIES TO BE REGISTERED       AGGREGATE OFFERING PRICE(1) AMOUNT OF REGISTRATION FEE(2)
------------------------------------------------------------------------------------------------
Common Stock, par value $.01 per share        $115,000,000                    $10,580
------------------------------------------------------------------------------------------------

================================================================================
(1)Estimated solely for the purpose of calculating the amount of the registration fee pursuant to Rule 457(o) under the Securities Act.
(2)Calculated pursuant to Rule 457(o) based on an estimate of the proposed maximum aggregate offering price.
                               ----------------
      THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT
SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SECTION 8(A), MAY DETERMINE.

================================================================================

THE INFORMATION IN THIS PRELIMINARY PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IT IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

                             SUBJECT TO COMPLETION

                  PRELIMINARY PROSPECTUS DATED APRIL 30, 2002

PROSPECTUS

                                          SHARES

[LOGO] USI/SM/
                          U.S.I. HOLDINGS CORPORATION

                                 COMMON STOCK

                               ----------------

      This is our initial public offering. We are selling      shares and the
selling stockholders are selling       shares.

      We expect the public offering price of the shares to be between $     and
$     per share. Currently, no public market exists for our shares. We intend to apply for listing of the shares on the New York Stock Exchange under the symbol "USH."

      INVESTING IN OUR COMMON STOCK INVOLVES RISKS THAT ARE DESCRIBED IN THE "RISK FACTORS" SECTION BEGINNING ON PAGE 10 OF THIS PROSPECTUS.

                               ----------------

                                                          PER SHARE TOTAL
                                                          --------- -----
Public offering price....................................     $       $

Underwriting discount....................................     $       $

Proceeds, before expenses, to U.S.I. Holdings Corporation     $       $

Proceeds, before expenses, to the selling stockholders...     $       $

      The underwriters may also purchase up to an additional       shares from
us at the public offering price, less the underwriting discount, within 30 days from the date of this prospectus to cover overallotments.

      Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

      The shares will be ready for delivery on or about      , 2002.

                               ----------------

                          JOINT BOOK-RUNNING MANAGERS

MERRILL LYNCH & CO.                                                    JPMORGAN
                               ----------------
                          CREDIT SUISSE FIRST BOSTON

CREDIT LYONNAIS SECURITIES (USA) INC.                          FOX-PITT, KELTON

                               ----------------

                 The date of this prospectus is       , 2002.

                   [MAP DEPICTING USI'S NATIONAL OPERATIONS]

                               TABLE OF CONTENTS

                                                                                      PAGE
                                                                                      ----
Prospectus Summary...................................................................   1
Forward-Looking Statements...........................................................   9
Risk Factors.........................................................................  10
Use of Proceeds......................................................................  18
Dividend Policy......................................................................  18
Capitalization.......................................................................  19
Dilution.............................................................................  20
Selected Consolidated Financial Data.................................................  21
Management's Discussion and Analysis of Financial Condition and Results of Operations  25
Business.............................................................................  42
Management...........................................................................  51
Principal and Selling Stockholders...................................................  58
Related Party Transactions...........................................................  60
Description of Capital Stock.........................................................  62
Description of Put Rights............................................................  67
Shares Eligible for Future Sale......................................................  69
Material U.S. Federal Tax Considerations for Non-U.S. Holders of Our Common Stock....  71
Underwriting.........................................................................  74
Legal Matters........................................................................  77
Experts..............................................................................  77
Where You Can Find More Information..................................................  78
Index to Financial Statements........................................................ F-1

                               ----------------

      You should rely only on the information contained in this prospectus. We have not, and the underwriters have not, authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted.

      You should assume that the information appearing in this prospectus is accurate only as of the date on the front cover of this prospectus. Our business, financial condition, results of operations and prospects may have changed since that date.

      Some of the market data in this prospectus are based on independent industry sources. Although we believe that these independent sources are reliable, the accuracy and completeness of this information is not guaranteed and has not been independently verified.

                              PROSPECTUS SUMMARY

      THIS SUMMARY HIGHLIGHTS INFORMATION CONTAINED ELSEWHERE IN THIS PROSPECTUS. YOU SHOULD READ THIS ENTIRE PROSPECTUS CAREFULLY, INCLUDING "RISK FACTORS" AND OUR FINANCIAL STATEMENTS AND THE RELATED NOTES INCLUDED ELSEWHERE IN THIS PROSPECTUS. UNLESS OTHERWISE INDICATED, THE INFORMATION CONTAINED IN THIS PROSPECTUS ASSUMES THAT THE UNDERWRITERS WILL NOT EXERCISE THEIR OVERALLOTMENT OPTION. UNLESS OTHERWISE INDICATED, THE INFORMATION CONTAINED IN THIS PROSPECTUS SUMMARY EXCLUDES INFORMATION AND DATA RELATING TO USIA, OUR THIRD-PARTY CLAIMS ADMINISTRATION BUSINESS, WHICH WE SOLD IN APRIL 2002. PLEASE READ "--RECENT DEVELOPMENTS" BELOW.

ABOUT U.S.I. HOLDINGS CORPORATION

      We are a leading distributor of insurance and financial products and services to small and mid-sized businesses. Founded in 1994, we have grown organically and through acquisitions to become the sixth largest insurance broker in the United States and a leading provider of employee health and welfare products and related consulting and administration services. We currently have approximately 60,000 small and mid-sized business clients. Our sales and marketing efforts are focused primarily on serving middle-market businesses. The products and services we distribute and offer can be categorized as:

   INSURANCE BROKERAGE

      . General and specialty property and casualty insurance, which we refer to as P&C insurance

      . Individual and group health, life and disability insurance, which we refer to as group employee benefits insurance

   SPECIALIZED BENEFITS SERVICES

      . Core benefits (health and welfare)

      . Benefits enrollment and communication

      . Executive and professional benefits

      Approximately 82% of our revenues for the year ended December 31, 2001 was derived from our Insurance Brokerage segment. Within this segment, approximately 65% relates to P&C insurance and 35% to group employee benefits insurance. The remaining approximate 18% of our revenues was derived from our Specialized Benefits Services segment. Within this segment, approximately 55% relates to core benefits, 23% to benefits enrollment and communication and 22% to executive and professional benefits.

      Our sales and marketing efforts are primarily focused on distributing insurance and financial products and services to middle-market businesses. According to the U.S. CENSUS BUREAU, in 1999 there were approximately 1.1 million businesses employing between 20 and 999 employees. We believe that this target market remains underpenetrated and includes companies that provide us with significant opportunities for future growth. Small to mid-sized businesses have traditionally purchased insurance and financial products and services from a highly fragmented group of providers, including insurance brokers, direct writers, benefits consultants, commercial banks and securities brokers. We believe that few of these companies are capable of providing the full array of products and services sought by their clients.

      As a result, a key element of our sales strategy is to provide superior customer service and convenience to our clients by serving as a single distribution point for their multiple insurance and financial products and services needs.

Our sales approach includes performing a full needs and priorities assessment, which we believe allows our sales professionals to better understand the needs of our clients and identify opportunities where multiple products and services may be cross-sold, I.E., where additional products and services may be sold to existing clients. A team of sales professionals and product specialists with the requisite expertise is organized to respond to and fulfill our clients' needs. We have approximately 360 sales professionals and product specialists based in 60 offices in 20 states. After the initial sale, we focus on maximizing client retention by continuously monitoring the changing needs of our clients and providing them with additional products and services. We use sales management software which monitors current and prospective sales information by individual sales professional, by region and in the aggregate.

      To expand our middle-market customer base and the scope of products and services we distribute and offer, we have formed marketing relationships with a number of leading insurance and financial services companies. Currently, we have agreements with Ceridian Corporation, The Chubb Corporation, Sovereign Bancorp, Inc., UnumProvident Corporation and Zurich Financial Services Group. These companies have further supported our strategy by making equity investments in us.

      Our national scope, breadth of core and specialized products and services and relationships with insurance and financial services providers enable us to offer our clients products and services typically provided by national and global insurance brokers. However, our local presence in 20 states enables us to provide our clients with the high degree of customer service that they would typically only receive from regional and local brokers. We differentiate ourselves from our competitors by delivering full-service capabilities with high-quality customer service.

      We have built a national distribution system with operations in 20 states through the acquisition, consolidation and integration of over 90 insurance brokers and related businesses. Substantially all of these acquisitions were completed before December 31, 1999. In the past two years, we have shifted our focus mostly toward integrating these operations. We have committed significant resources to establishing operating and financial reporting standards and conforming the technology platforms utilized by our various business units. A key component of our integration effort also included standardizing and institutionalizing our sales strategy and introducing technology to monitor, report and forecast performance. From our first full year of operations in 1995 through 2001, we have grown our revenues, organically and through acquisitions, from $51.9 million to $313.4 million.

      We have strong financial sponsorship from leading private equity investment firms and financial institutions. Capital Z Financial Services Fund II, L.P. and its affiliates, or Capital Z, our largest stockholder, will own
  % of our common stock after this offering. Capital Z is a leading private equity investment firm focused on the financial services sector, with significant experience in the insurance area. Upon the consummation of this
offering, approximately   % of our diluted voting equity will be held by the
following unaffiliated financial institutions or their respective affiliates:
Zurich, J.P. Morgan Chase & Co., UnumProvident, Chubb, The Travelers Insurance Group, Ceridian and Sovereign Bancorp.

COMPETITIVE STRENGTHS

      We believe that the following competitive strengths will be material in enhancing our growth, profitability and standing in the industry:

      . A LEADING DISTRIBUTOR OF INSURANCE AND FINANCIAL PRODUCTS AND SERVICES
        TO SMALL AND MID-SIZED BUSINESSES. According to an annual survey in BUSINESS INSURANCE's July 16, 2001 issue, we are the sixth largest insurance broker in the United States. When measured by revenues, we believe that we are a leading distributor of employee benefits and related services to the middle-market. We achieved this market position by growing our customer base to include approximately 60,000 small and mid-sized business clients and building a national distribution capability with offices in 20 states. With the scale and scope of our operations, customer base and product/service set, we believe that we are well positioned to serve as an effective distribution channel to small and mid-sized businesses.

      . SINGLE PROVIDER OF A BROAD ARRAY OF PRODUCTS AND SERVICES. We distribute and offer over 20 insurance and financial products and services. We believe that the convenience we offer to our clients by being a single distribution point for these multiple products and services coupled with the comprehensive advice we are able to provide gives us a competitive advantage over other P&C-focused brokerage firms. Furthermore, our sales culture, organizational structure and compensation practices incentivize our sales professionals to provide multiple products and services to their clients.

      . CONSISTENT GROWTH THROUGH INSURANCE CYCLES. With approximately 53% of our revenues in 2001 derived from the placement of P&C products, our results tend to benefit from increasing P&C rate environments. In addition, we believe that our financial results are less affected by declining P&C rate environments because of our revenue diversification. Our annual organic revenue growth rate was approximately 9% in both 2000 and 2001, as adjusted for non-recurring revenues in 2000.

      . STRATEGIC RELATIONSHIPS WITH LEADING FINANCIAL SERVICES COMPANIES. We currently have marketing agreements with Ceridian, Chubb, Sovereign Bancorp, UnumProvident and Zurich. Under our agreements with Zurich and Chubb, which were entered into in 1998 and 2001, respectively, we distribute specialty P&C insurance products. Through our relationship with UnumProvident, which commenced in 2000, we distribute supplementary voluntary insurance products through our worksite marketing program. Today, we are a leading distributor of these products for UnumProvident. In October 2001, we signed a marketing agreement with Ceridian, a leading payroll services provider in the United States, under which we sell our respective products and services to each other's customers. We entered into a similar agreement with Sovereign Bancorp in January 2002 to sell our products and services to Sovereign Bancorp's business customers. The Ceridian, Chubb and Sovereign Bancorp relationships are all currently being launched. We believe that these arrangements help differentiate us from our competitors and provide opportunities to generate incremental revenues.

      . CUSTOMIZED SALES MANAGEMENT SOFTWARE. We utilize customized software which enables our regional and corporate management to review the revenues expected to be generated by our sales professionals so that we are better able to forecast our financial results and manage our business. The software also serves as a useful management tool for our sales professionals.

      . EXPERIENCED AND MOTIVATED MANAGEMENT TEAM. We have a very experienced senior management team. Our top nine executive officers have over 150 years of combined experience in the insurance brokerage and financial services industries and are supported by a group of highly motivated professionals throughout our operations. Our chairman, president and chief executive officer, David L. Eslick, has been with us since 1997. During his 21 years in the industry, he has gained substantial experience in financial services, the management of national employee benefits and insurance distribution operations, the development of cross-selling strategies, and operational integration. Upon the consummation of this offering, our senior management, top sales professionals and key employees will be incentivized by a variety of equity incentives and performance bonuses.

BUSINESS STRATEGY

      Our objective is to build stockholder value, and, to achieve this, we will focus on capitalizing on our competitive strengths and implementing the business strategies outlined below:

      . INCREASE OPERATING EFFICIENCIES. We expect to realize earnings growth through our continued focus on increasing our EBITDA margin. As a result of our integration efforts and the hard P&C market, which is a period characterized by increasing premium rates, our adjusted EBITDA margin grew from 18.7% in 1999 to 20.7% in 2001. We expect to realize continued improvement in our EBITDA margin by consolidating the back-office operations of our insurance brokerage businesses on a regional basis, completing fold-in and strategic acquisitions and increasing the productivity of our sales professionals. Our management is incentivized to improve EBITDA margin by a variety of equity incentives and performance bonuses.

      . INCREASE CROSS-SELLING PENETRATION. Over the past two years, our organizational structure, culture and sales force incentives have been designed to motivate our sales professionals to cross-sell. Approximately 19% of our gross new business (I.E., estimated commissions and fees on an annual basis from products or services sold to new clients or additional products or services sold to existing clients) for the year ended December 31, 2001 was from cross-selling. We separately track our cross-selling penetration rate for the 400 largest customers among our reporting units and have found that we have cross-sold at least two of our five product and service line offerings to approximately 43% of them. We continue to train and provide financial incentives to our sales professionals to increase the percentage of our gross new business from cross-selling.

      . PURSUE FOLD-IN AND STRATEGIC ACQUISITIONS. We have a strong track record of growing through acquisitions, having purchased and integrated over 90 businesses with approximately $230 million in revenues. We intend to continue making selective acquisitions of businesses currently operating in our geographic footprint and consolidating their operations into our existing infrastructure. Our acquisition criteria include strong financial performance, talented management who subscribe to our strategic focus on cross-selling, specialized areas of expertise, critical geographic presence and excellent client and insurance carrier relationships.

RECENT DEVELOPMENTS

      In the latter part of 2001, we completed a strategic and financial review of our company and concluded that USIA was no longer core to our mission, vision or strategy. Consequently, in January 2002, we announced our intention to sell USIA and subsequently sold the business in April 2002. The cash proceeds from the disposition of USIA were used to repay a portion of our bank borrowings, debt associated with the business and related transaction expenses. USIA accounted for $74.8 million of total revenues for the year ended December 31, 2001 and had approximately 1,100 employees. We will reflect USIA as a discontinued operation in the first quarter of 2002. Please read "Management's Discussion and Analysis of Financial Condition and Results of Operations--Integration Efforts and USIA Related Matters."

OUR EXECUTIVE OFFICES

      Our principal executive offices are located at 50 California Street, 24th Floor, San Francisco, California 94111-4796. Our telephone number is (415) 983-0100. Our Internet address is www.usi-insurance.com. Information on our website does not constitute part of this prospectus.

                                 THE OFFERING

Common stock offered by us..........                                     shares

Common stock offered by the selling
  stockholders......................                           __________shares

      Total.........................               __________shares
                                                       -------------

Shares outstanding after the offering                                    shares

Use of proceeds.....................    We estimate that our net proceeds from
                                        this offering will be approximately
                                        $    million. We intend to use these
                                        net proceeds to repay indebtedness. We
                                        will not receive any proceeds from the
                                        sale of shares by the selling
                                        stockholders.

Risk factors........................    Please read "Risk Factors" and other
                                        information included in this prospectus
                                        for a discussion of factors you should
                                        carefully consider before deciding to
                                        invest in shares of our common stock.

Proposed New York Stock Exchange
  symbol............................    "USH"

      Please read "Capitalization" for a description of the shares of common stock that will be outstanding immediately following this offering.

                      SUMMARY CONSOLIDATED FINANCIAL DATA

      The summary consolidated financial data set forth below should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our financial statements and the related notes included elsewhere in this prospectus. The financial information for each of the years ended December 31, 1999, 2000 and 2001 has been derived from our financial statements and the related notes included elsewhere in this prospectus. EBITDA, Adjusted EBITDA, Cash Earnings and Adjusted Cash Earnings are not a substitute for other financial measures determined in accordance with accounting principles generally accepted in the United States, which is referred to as GAAP. Because not all companies calculate these non-GAAP measures in the same fashion, these measures as presented may not be comparable to similarly titled measures of other companies. This presentation does not reflect USIA as a discontinued operation.

                                                          YEAR ENDED DECEMBER 31,       AS ADJUSTED YEAR
                                                     -------------------------------- ENDED DECEMBER 31,
                                                        1999        2000      2001         2001(A)
                                                      --------    --------  --------  ------------------
INCOME STATEMENT DATA:                               (IN THOUSANDS, EXCEPT PER SHARE DATA AND PERCENTAGE
REVENUES
   Commissions and Fees............................. $317,062     $355,811  $384,136          $
   Investment Income................................    4,493        4,879     3,990
                                                      --------    --------  --------          --
       TOTAL REVENUES...............................  321,555      360,690   388,126
EXPENSES
   Compensation and Employee Benefits...............  198,239      220,972   255,621
   Other Operating Expenses.........................   84,989       81,510   107,588
   Amortization of Intangible Assets................   35,875       38,519    38,684
   Depreciation.....................................   11,720       13,847    16,703
   Interest.........................................   27,823       26,374    26,444
   Impairment of Long-Lived Intangible Assets(b)....       --           --    43,000
                                                      --------    --------  --------          --
       TOTAL EXPENSES...............................  358,646      381,222   488,040
                                                      --------    --------  --------          --
Loss Before Income Tax Benefit and Loss on Early
  Extinguishment of Debt............................  (37,091)     (20,532)  (99,914)
Income Tax Benefit..................................   (8,458)      (2,326)   (9,019)
                                                      --------    --------  --------          --
Loss Before Loss on Early Extinguishment of Debt....  (28,633)     (18,206)  (90,895)
Loss on Early Extinguishment of Debt, Net of Income
  Tax Benefit(c)....................................   (1,511)          --        --
                                                      --------    --------  --------          --
NET LOSS............................................ $(30,144)    $(18,206) $(90,895)         $
                                                      ========    ========  ========          ==
PER SHARE DATA--BASIC AND DILUTED(D):
   Loss Before Loss on Early Extinguishment of Debt. $ (23.87)    $ (21.06) $ (59.52)         $
   Loss on Early Extinguishment of Debt, Net of
     Income Tax Benefit.............................     (.80)          --        --
                                                      --------    --------  --------          --
NET LOSS............................................ $ (24.67)    $ (21.06) $ (59.52)         $
                                                      ========    ========  ========          ==

OTHER FINANCIAL DATA:
EBITDA(e)........................................... $ 38,327     $ 58,208  $ 24,917          $
EBITDA Margin(f)....................................     11.9%        16.1%      6.4%          %
Adjusted EBITDA(g).................................. $ 53,692     $ 60,935  $ 69,275          $
Adjusted EBITDA Margin(h)...........................     16.8%        17.3%     17.9%          %
Net Cash Provided by (Used in) Operating Activities. $(17,357)    $ 21,568  $ 38,132          $
Capital Expenditures................................   15,913       14,335    12,067
Cash Earnings (Loss)(i).............................    5,731       20,313   (52,211)
Adjusted Cash Earnings(j)...........................   16,461       21,949    26,520

                                                             AS ADJUSTED AS OF
                                        AS OF MARCH 31, 2002 MARCH 31, 2002(A)
                                        -------------------- -----------------
                                                    (IN THOUSANDS)
BALANCE SHEET DATA:
Total Intangible Assets, Net........... $                    $
Total Assets...........................
Total Debt.............................
Redeemable Preferred Stock(k)..........
Redeemable Common Stock and Warrants(k)
Total Stockholders' Equity.............

--------
(a)As adjusted to give effect to the sale of the shares of our common stock in this offering, the anticipated use of the estimated net proceeds to repay indebtedness, elimination of all common stock warrant put rights and some preferred stock put rights upon the consummation of this offering, the conversion of all series of our preferred stock upon the consummation of this offering, the write-off of deferred financing costs relating to our existing credit facility and the charge related to the equity grants to be made under our 2002 Equity Incentive Plan upon the consummation of this offering. Does not give effect to the potential exercise of 6,250,000 series W preferred stock warrants or the potential exercise of 1,850,000 common stock warrants.
(b)Following the provisions of Statement of Financial Accounting Standards, or SFAS, No. 121, "Accounting for the Impairment of Long-Lived Assets and Long-Lived Assets to Be Disposed Of," we reduced the carrying value of USIA's intangible assets to their estimated fair value. This resulted in an impairment charge of $43.0 million against USIA-related goodwill and expiration rights in the fourth quarter of 2001. We sold USIA in April 2002.
(c)In March 1999, we recorded a charge of $1.5 million, net of a related tax benefit of $1.0 million, as an extraordinary Loss on Early Extinguishment of Debt, Net of Income Tax Benefit to reflect a prepayment penalty on senior subordinated debt and the write-off of debt issuance costs.
(d)Basic earnings per share is computed by dividing the net loss available for common stockholders by the weighted average number of shares of common stock outstanding for the period. For the years ended December 31, 1999, 2000 and 2001 net loss available for common stockholders was increased by $16.3 million, $21.5 million and $21.2 million, respectively, for changes in the aggregate liquidation preference of all preferred stock and the redemption value of the preferred stock put rights (please read Note 15, "Earnings Per Share," to our financial statements included elsewhere in this prospectus). Diluted earnings per share reflects the potential dilution that would occur if securities or other contracts to issue common stock were exercised or converted into common stock. For the years ended December 31, 1999, 2000 and 2001, 56.9 million, 74.7 million and 76.7 million, respectively, weighted average shares attributable to the exercise of outstanding preferred stock and warrants were excluded from the calculation of diluted earnings per share because the effect was antidilutive.
(e)EBITDA represents Total Revenues less Compensation and Employee Benefits and Other Operating Expenses. EBITDA is presented because we believe that it is a relevant and useful measurement of our operating profitability and our ability to incur and service debt. EBITDA should neither be considered as an alternative to operating results presented in accordance with GAAP nor as an alternative to cash flows from operating activities, investing activities or financing activities as a measure of liquidity. Because not all companies calculate EBITDA similarly, this presentation of EBITDA may not be comparable to that of other companies. Additionally, under our existing credit facility we are currently prohibited from paying dividends on our capital stock, with the limited exception of repurchasing shares held by terminated employees.
(f)EBITDA Margin represents EBITDA as a percentage of Total Revenues. EBITDA Margin is presented because we believe that it is a relevant and useful indicator in understanding how we view our operating efficiency.
(g)As set forth in the following table, Adjusted EBITDA represents EBITDA, giving effect to the Adjustments. The Adjustments are listed in the table below. Please read "Management's Discussion and Analysis of Financial Condition and Results of Operations--Adjustments" for more information on these items and an explanation of why they are treated as adjustments.

                                              YEAR ENDED DECEMBER 31,
                                             -------------------------
                                              1999     2000     2001
                                             -------  -------  -------
                                                  (IN THOUSANDS)
EBITDA...................................... $38,327  $58,208  $24,917
                                             -------  -------  -------
Non-Recurring Revenues......................      --   (8,000)      --
Integration Efforts.........................   6,585    3,676   14,133
USIA Related Matters........................      --    1,705   13,173
Litigation Expense and Other Related Matters   1,465    1,184    3,239
Long-Term Incentive Plan....................    (777)     250    3,092
Growth Based Bonuses........................   5,771    3,912    2,373
Other Adjustments...........................   2,321       --    8,348
                                             -------  -------  -------
   Total Adjustments to EBITDA..............  15,365    2,727   44,358
                                             -------  -------  -------
Adjusted EBITDA............................. $53,692  $60,935  $69,275
                                             =======  =======  =======

   Adjusted EBITDA is presented because we believe that it is a relevant and useful indicator which allows us to view our operating profitability and evaluate our ability to incur and service debt based on our present expense structure and ongoing operations. You should not consider Adjusted EBITDA as an alternative to operating results presented in accordance with GAAP or as an alternative to cash flows from operating activities, investing activities or financing activities as a measure of liquidity. Because not all companies calculate Adjusted EBITDA similarly, this presentation of Adjusted EBITDA may not be comparable to EBITDA, Adjusted EBITDA or other similarly titled measures of other companies. You should not conclude from the presentation of Adjusted EBITDA that additional adjustments from similar items will not be incurred in the future.
(h)Adjusted EBITDA Margin is defined as EBITDA Margin after giving effect to the Adjustments (please read note (g)). Total Revenues have been adjusted for the following: (i) in 1999, $2.1 million related to a sold brokerage operation and (ii) $8.0 million of Non-Recurring Revenues in 2000. Adjusted EBITDA Margin is presented because we believe that it is a relevant and useful indicator which allows us to view our operating efficiency based on our present expense structure and ongoing operations.
(i)Cash Earnings is defined as Net Loss plus Amortization of Intangible Assets. Cash Earnings is presented because we believe that it is a useful indicator in understanding our ability to generate earnings. Cash Earnings should not be considered as an alternative to GAAP net income. Because not all companies calculate Cash Earnings similarly, this presentation of Cash Earnings may not be comparable to those of other companies. Additionally, under our existing credit facility, we are currently prohibited from paying dividends on our capital stock, with the limited exception of repurchasing shares held by terminated employees.
(j)Adjusted Cash Earnings is defined as Cash Earnings after giving effect to the Adjustments (please read note (g)) net of related income tax benefit. The Adjustments are described in "Management's Discussion and Analysis of Financial Condition and Results of Operations--Adjustments." In 2001, the calculation of Adjusted Cash Earnings excludes the following: (i) the impairment charge of $43.0 million referred to in footnote (b), net of $5.8 million of income tax benefit, as $28.4 million of the $43.0 million charge is non-deductible for tax purposes, and (ii) a $15.0 million valuation allowance established against all of our deferred tax assets as more fully discussed in "Management's Discussion and Analysis of Financial Condition and Results of Operations--Year Ended December 31, 2001, Compared with Year Ended December 31, 2000." Adjusted Cash Earnings is presented because we believe that it is a relevant and useful indicator which allows us to evaluate our ability to generate earnings based on our present expense structure and ongoing operations. Adjusted Cash Earnings should not be considered as an alternative to GAAP net income. Because not all companies calculate Adjusted Cash Earnings similarly, this presentation of Adjusted Cash Earnings may not be comparable to those of other companies. You should not conclude from the presentation of Adjusted Cash Earnings that additional adjustments from similar items will not be incurred in the future.
(k)For a description of put rights relating to our preferred stock and our common stock warrants please read "Description of Put Rights."

                          FORWARD-LOOKING STATEMENTS

      This prospectus includes forward-looking statements that are subject to a number of risks and uncertainties, many of which are beyond our control, which may include statements about

      . our business strategy;

      . our financial strategy;

      . our future operating results;

      . the integration of our operations with businesses or assets that we have acquired or may acquire in the future;

      . competition from others in the insurance agency and brokerage business;

      . future regulatory actions and conditions in the states in which we conduct our business; and

      . our plans, objectives, expectations and intentions contained in this prospectus that are not historical.

      All statements other than statements of historical fact included in this prospectus, including statements regarding our strategy, financial position, estimated revenues and losses, projected costs, prospects and plans and objectives of management, including the benefits expected to be derived from the implementation of our business strategy, are forward-looking statements. When used in this prospectus, the words "will," "could," "believe," "anticipate," "intend," "estimate," "expect," "project" and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. All forward-looking statements speak only as of the date of this prospectus. You should not place undue reliance on these forward-looking statements. Although we believe that our plans, intentions and expectations reflected in or suggested by these forward-looking statements are reasonable, we cannot assure you that these plans, intentions or expectations will be achieved. We disclose important factors that could cause our actual results to differ materially from our expectations under "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and elsewhere in this prospectus. These cautionary statements qualify all forward-looking statements attributable to us or persons acting on our behalf.

                                 RISK FACTORS

      YOU SHOULD CAREFULLY CONSIDER EACH OF THE RISKS DESCRIBED BELOW, TOGETHER WITH ALL OF THE OTHER INFORMATION CONTAINED IN THIS PROSPECTUS, BEFORE DECIDING TO INVEST IN SHARES OF OUR COMMON STOCK. IF ANY OF THE FOLLOWING RISKS DEVELOP INTO ACTUAL EVENTS, OUR BUSINESS, FINANCIAL CONDITION OR RESULTS OF OPERATIONS COULD BE MATERIALLY ADVERSELY AFFECTED, THE MARKET PRICE OF YOUR SHARES COULD DECLINE AND YOU MAY LOSE ALL OR PART OF YOUR INVESTMENT.

RISKS RELATING TO OUR COMPANY

WE HAVE A HISTORY OF NET LOSSES, EXPECT TO INCUR LOSSES IN THE FUTURE AND MAY NEVER ACHIEVE PROFITABILITY.

      Since our inception, we have experienced net losses. We incurred net losses of $90.9 million and $18.2 million for the years ended December 31, 2001 and December 31, 2000, respectively. These losses principally resulted from the interest expense incurred on the debt issued to finance our acquisition growth strategy, expenses incurred in integrating acquired businesses into our company, litigation expenses, severance costs arising from the termination of employees as part of streamlining our business and, in 2001, the impairment charge to intangible assets related to USIA. Non-cash expenses such as depreciation and amortization of intangible assets also contributed to our losses. We cannot assure you that net losses will not occur in the future or that we will be able to achieve profitability, if at all. We also face the risk of future charges that could be material. Our net losses have resulted in net operating loss carryforwards for federal and state income tax purposes. As a result of this offering, our ability to use these net operating loss carryforwards to offset future taxable income, if any, may be subject to limitations under federal and state tax laws.

THE LOSS OF KEY PERSONNEL WOULD HAVE A NEGATIVE EFFECT ON OUR BUSINESS AND IMPAIR OUR ABILITY TO IMPLEMENT OUR STRATEGY.

      Our success substantially depends on the ability and experience of our senior management and the individual sales professionals and teams that service our clients. If any of these individuals or teams were to end their employment with us, it would be difficult to replace them and would have a corresponding negative effect on our financial results. While we maintain non-solicitation and confidentiality agreements with substantially all of our senior managers and sales professionals, if any of them were to litigate to be released from these agreements, a court could find those agreements unenforceable.

WE HAVE SUBSTANTIAL LEVERAGE AND DEBT SERVICE REQUIREMENTS.

      We intend to use the net proceeds of this offering to repay indebtedness under our existing credit facility, but we will continue to have a substantial amount of debt. We estimate that, immediately following this offering, we will
have total debt of $    million (not including $    in unused commitments under
our existing credit facility) and total stockholders' equity of $    million.
Subject to restrictions in our existing credit facility, we expect that we will have to borrow additional money for working capital, capital expenditures, acquisitions, to implement our business strategy and to refinance our other debt. If we add new debt to our current debt level, the related risks we now face could intensify.

      Our high level of debt could have important consequences for you, including the following:

      . we may have difficulty borrowing money in the future for working capital, capital expenditures, acquisitions, to implement our business strategy and to refinance our other debt;

      . we will need to use a large portion of the cash generated by our subsidiaries to pay principal and interest on our existing credit facility and our other debt, which will reduce the amount of money available to us to finance our operations and other business activities;

      . some of our debt has variable interest rates, which exposes us to the risk of increased interest rates;

      . debt under our existing credit facility is secured, and therefore if we default under the facility some of our assets may be sold by our creditors;

      . we may have a higher level of debt than our competitors, which may put us at a competitive disadvantage; and

      . our debt level may reduce our flexibility in responding to changing business and economic conditions, including increased competition in the insurance brokerage industry.

OUR EXISTING CREDIT FACILITY CONTAINS RESTRICTIVE COVENANTS.

      Our existing credit facility contains, and our future debt instruments may contain, restrictive covenants. These restrictions limit our ability to incur additional debt and to access the cash flows from our subsidiaries. In addition, under our existing credit facility, we must comply with specified financial ratios, tests and other restrictive covenants, and under debt that we issued to owners of the businesses we acquired, which we call seller notes, our subsidiaries must maintain minimum levels of working capital. Since 1999, we have had to amend the financial covenants in our existing credit facility five times to avoid being in default under this facility. We cannot assure you that we will not need to make similar amendments to this facility or any replacement facility in the future or that, if we need to make such amendments, we will be able to on terms acceptable to us or at all. Amounts due under our existing credit facility and under these future debt instruments could become immediately due and payable as a result of our failure to comply with the restrictive covenants they contain, which, in turn, could cause all or a portion of our other debt to become immediately due and payable. Our ability to comply with these provisions in existing or future debt instruments may be affected by events beyond our control. Our existing credit facility also limits our ability to repurchase equity and pay dividends on our capital stock.

      As of December 31, 2001, the significant financial covenants of our existing credit facility were as follows:

DESCRIPTION OF COVENANT                       ACTUAL    COVENANT
-----------------------                       ------ ---------------
Consolidated Total Debt to Adjusted Pro Forma
  EBITDA Ratio(a)............................   3.85    4.25 maximum
Interest Expense Coverage Ratio(a)...........   2.99   2.25 minimum
Stockholders' Equity(a) (in millions)........ $130.1 $ 125.0 minimum

--------
(a)Defined in our existing credit facility.

OUR STRATEGY TO EXPAND OUR BUSINESS AND INCREASE REVENUES THROUGH ACQUISITIONS COULD BE LIMITED BY VARIOUS INTERNAL AND EXTERNAL FACTORS.

      We intend to continue to grow through acquisitions and cannot predict whether we will be successful in pursuing our acquisition strategy. Our acquisition strategy is also subject to a number of risks, including that it may not yield anticipated benefits. We may have difficulty integrating the operations, systems and management of our acquired companies. We may also have difficulty acquiring businesses at attractive costs in light of competition for viable acquisition targets and we may lose key employees of acquired companies. In addition, we may be required to obtain additional financing to pursue our acquisition strategy, but our ability to do so is limited by the terms of our existing credit facility and may also be limited by our future debt instruments.

THE GEOGRAPHIC CONCENTRATION OF OUR BUSINESSES COULD LEAVE US VULNERABLE TO AN ECONOMIC DOWNTURN IN THOSE AREAS.

      For the year ended December 31, 2001, our California- and New York-based businesses constituted approximately 28% of our consolidated revenues. Accordingly, the occurrence of adverse economic conditions in California or New York could cause our revenues and EBITDA to decrease.

OUR CORPORATE STRUCTURE AND STRATEGY OF OPERATING THROUGH DECENTRALIZED OPERATING UNITS MAY MAKE IT MORE DIFFICULT FOR US TO BECOME AWARE OF AND RESPOND TO ADVERSE OPERATING OR FINANCIAL DEVELOPMENTS AT OUR OPERATING UNITS.

      We depend on timely and accurate reporting of business conditions and financial results from our operating units to effect our business plan and determine and report our operating results. We receive end-of-month reports from each of our operating units regarding its financial condition and operating results. If an adverse business or financial development occurs at one or more of our operating units near the beginning of a month, we may not become aware of the occurrence for several weeks, which could make it more difficult for us to respond to that development effectively. In addition, if one of our operating units were to report inaccurate financial information, we might not learn of the inaccuracies for several weeks, if at all, which could adversely affect our ability to determine and report our financial results.

A SUBSTANTIAL PORTION OF OUR TOTAL ASSETS IS REPRESENTED BY GOODWILL AND OTHER INTANGIBLE ASSETS AS A RESULT OF OUR ACQUISITIONS, AND UNDER NEW ACCOUNTING STANDARDS WE MAY BE REQUIRED TO WRITE DOWN THE VALUE OF OUR GOODWILL AND OTHER INTANGIBLE ASSETS.

      When we acquire a business, a substantial portion of the purchase price of the acquisition is allocated to goodwill and other identifiable intangible assets. The amount of the purchase price which is allocated to goodwill and other intangible assets is determined by the excess of the purchase price over the net identifiable assets paid for the business.

      On January 1, 2002, we adopted SFAS No. 142, "Goodwill and Other Intangible Assets," which addresses the financial accounting and reporting standards for the acquisition of intangible assets outside of a business combination and for goodwill and other intangible assets subsequent to their acquisition. This accounting standard requires that goodwill be separately disclosed from other intangible assets in the statement of financial position and no longer be amortized but tested for impairment at least annually. The provision of the accounting standard also requires the completion of a transitional impairment test within six months of adoption, with any impairments identified treated as a cumulative effect of a change in accounting principle. We cannot assure you that we will not incur impairment charges in the future with respect to the carrying value of our goodwill and other intangible assets.

IF, UNDER SPECIFIED CIRCUMSTANCES, A SUBSTANTIAL NUMBER OF OUR EMPLOYEE STOCKHOLDERS AND/OR TWO FORMER EMPLOYEE STOCKHOLDERS REQUIRE US TO REPURCHASE THEIR STOCK, WE MAY BE REQUIRED TO MAKE SIGNIFICANT CASH PAYMENTS THAT COULD HAVE A MATERIAL ADVERSE EFFECT ON OUR LIQUIDITY.

      Substantially all of our employees who hold our preferred stock from prior acquisitions may put to us that number of shares owned by them having a fair market value equal to the employee's original investment in those shares upon termination of employment by us without cause, the employee's resignation for good reason or the death or disability of the employee. As of March 31, 2002, the value of the largest individual employee stockholder's put was $1.8 million. The aggregate value of all employee stockholders' puts was $16.6 million.

      In addition, our retired chairman of the board and one of our other former employees have rights to require us to repurchase some of the preferred stock owned by them at fair market value at the time of such repurchase, up to the amount of their original investment. Our retired chairman may require us to repurchase $1.0 million of the preferred stock owned by him during the period between December 31, 2002 and January 30, 2003. The other former employee may require us to repurchase $3.0 million of the preferred stock owned by him during a 60-day period beginning November 30, 2004.

      If we are unable to fund or finance a purchase at the time the preferred stock is put to us by either an employee or a former employee, then we will be permitted to delay the purchase for a period of up to 120 days. If we are not able to fund or finance the purchase within the 120-day period, then the stockholder may withdraw the put and the stockholder will again have the right to put the preferred stock to us.

      Under the provisions of our existing credit facility, we are generally prohibited from repurchasing shares of our capital stock, subject to specified permitted monetary thresholds. As a result, if the put rights are exercised, we may be required to repurchase the related shares in excess of the monetary thresholds provided for under our existing credit facility. If the lenders under our existing credit facility do not waive the applicable limitations, we may be in default under our obligations to repurchase the shares put to us, or, if we effected the repurchase, we may be in default under our existing credit facility.

      In addition, if we were required to repurchase significant amounts of our stock and were able to fund or finance the repurchase, we would be required to make such repurchase and would be unable to use the available funds or financing for other corporate purposes. Such circumstance could have a material adverse effect on our liquidity. Please read "Description of Put Rights."

RISKS RELATED TO OUR INDUSTRY

A REDUCTION IN INSURANCE PREMIUM RATES AND COMMISSION RATES MAY HAVE AN ADVERSE EFFECT ON OUR RESULTS OF OPERATIONS.

      Commissions from the brokering of insurance products represent a substantial portion of our revenues. We have no control over the insurance premium rates on which these commissions are based. In addition, our commission revenues could also be reduced by a decrease in the commission rates our insurance carriers pay us for the sale of their products. Historically, premium rates have been cyclical, varying widely based on market conditions, including the underwriting capacity of insurance carriers, earnings by insurance carriers on their investment portfolios and competition in the marketplace. Health care premiums and commissions may also be affected by a slowing economy as employers seek ways to minimize employee benefits costs and reduce the size of their workforce. Although a period of increasing premium rates contributes positively to our financial results, its longevity and effect on our results cannot be predicted.

WE RECEIVE CARRIER CONTINGENT COMMISSIONS THAT ARE LESS PREDICTABLE AND MORE PROFITABLE THAN OUR OTHER COMMISSIONS AND FEE REVENUES.

      In 2001, we derived approximately 3% of our consolidated revenues from carrier contingent commissions. Contingent commissions are paid by insurance companies for achieving specified premium volume goals set by carriers and/or the loss experience of the insurance we place with them. We generally receive these commissions in the first and second quarters of each year. No significant incremental operating costs are incurred when contingent commissions are realized. Due to recent high loss ratios experienced by insurance companies, we expect that the amount of contingent commissions we receive in 2002 will be lower than the amount we received in 2001. Further, we have no control over the ability of insurance companies to estimate loss reserves, which affects our ability to make profit-sharing calculations. Because these commissions affect our revenues, any decrease in their payment to us could cause our revenues and EBITDA to decrease.

OUR BUSINESS, RESULTS OF OPERATIONS, FINANCIAL CONDITION OR LIQUIDITY MAY BE MATERIALLY ADVERSELY AFFECTED BY ERRORS AND OMISSIONS CLAIMS.

      We have extensive operations and are subject to claims and litigation in the ordinary course of business resulting from alleged errors and omissions. We often assist our clients with matters, including the placement of insurance coverage and the handling of related claims, involving substantial amounts of money. Since errors and omissions claims against us may allege our potential liability for all or part of the amounts in question, claimants may seek large damage awards and these claims can involve significant defense costs. Errors and omissions could include, for example, our employees or sub-agents failing, whether negligently or intentionally, to place coverage or file claims on behalf of clients, to provide insurance carriers with complete and accurate information relating to the risks being insured or to appropriately apply funds that we hold for our clients on a fiduciary basis. It is not always possible to prevent or detect errors and omissions, and the precautions we take may not be effective in all cases.

      Our results of operations, financial condition or liquidity may be adversely affected if in the future our insurance proves to be inadequate or unavailable or there is an increase in liabilities for which we self-insure. In addition, errors and omissions claims may harm our reputation or divert management resources away from operating our business.

IF WE ARE UNABLE TO COMPETE EFFECTIVELY IN THE MARKETS THAT WE SERVE, WE MAY LOSE MARKET SHARE AND OUR BUSINESS MAY BE MATERIALLY ADVERSELY AFFECTED.

      We face competition in both our Insurance Brokerage and Specialized Benefits Services segments, as our peers strive to develop or acquire superior products and services in terms of breadth, innovation, customer relationships, quality of service and efficiency.

      In our Insurance Brokerage segment, competition for premiums, commissions and fees is intense in all our business lines and in every insurance market. We believe that most of our competition is from numerous local and regional brokerage firms that focus primarily on middle-market businesses and, to a lesser extent, from larger domestic brokerage firms. In addition, insurance companies compete with our sales professionals by directly soliciting clients without the assistance of an independent broker or agent. A weak domestic economy exacerbates these various competitive pressures as some businesses may choose to cut back or eliminate various types of P&C coverage. Additionally, as P&C insurance rates continue to rise, some of our customers may seek alternatives to traditional coverage options and other mechanisms for funding their risks, or eliminate some types of coverage altogether. Additional competitive pressures arise from the entry of new market participants, such as banks, securities firms, accounting firms and other institutions that offer insurance-related products and services.

      Our Specialized Benefits Services segment competes with consulting firms, brokers, third-party administrators, producer groups and insurance companies. A number of our competitors offer attractive alternative programs. We compete for clients on the basis of reputation, client service, program and product offerings, and the ability to tailor our products and administrative services to the specific needs of a client. We believe that most of our competition is from large, diversified financial services organizations that are willing to expend significant resources to enter our markets and from larger competitors that pursue an acquisition or consolidation strategy.

REGULATORY MATTERS COULD RESTRICT OUR ABILITY TO CONDUCT OUR BUSINESS.

      We conduct business in a number of states and are subject to comprehensive regulation and supervision by government agencies in many of the states in which we do business. The laws of the various state jurisdictions establish supervisory agencies with broad administrative powers with respect to, among other things, licensing to transact business, licensing of agents, regulating premium rates, regulating unfair trade and claims practices, and fiduciary trust laws.

      State insurance regulators and the National Association of Insurance Commissioners continually re-examine existing laws and regulations. These examinations may result in the enactment of insurance-related laws and regulations, or the issuance of interpretations of existing laws and regulations, that adversely affect our business. There can be no assurance that more restrictive laws, rules or regulations will not be adopted in the future that could make compliance more difficult and/or expensive. Specifically, recently adopted federal financial services modernization legislation addressing privacy issues, among other matters, is expected to lead to additional federal regulation of the insurance industry in the coming years, which could result in increased expenses or restrictions on our operations.

      In response to perceived excessive cost or inadequacy of available insurance, states have also from time to time created state insurance funds and assigned risk pools, which compete directly, on a subsidized basis, with private insurance providers. We act as agents and brokers for state insurance funds such as those in California and other states in which we operate. These state funds could choose to reduce the sales or brokerage commissions we receive. In addition, these states could enact legislation to reform existing P&C insurance and individual and group health care regulations. If these reductions in commissions or changes in legislation occurred in a state in which we have substantial operations, such as California or New York, they could substantially affect the profitability of our operations in that state or cause us to change our marketing focus.

PROPOSED TORT REFORM LEGISLATION COULD DECREASE DEMAND FOR LIABILITY INSURANCE, THEREBY REDUCING OUR COMMISSION AND FEE REVENUES.

      Legislation concerning tort reform has been considered, from time to time, in the United States Congress and in several states. Among the provisions considered for inclusion in proposed legislation have been limitations on damage awards, including punitive damages, and various restrictions applicable to class action lawsuits. Enactment of these or similar provisions by Congress or by states in which we sell insurance could result in a reduction in the demand for liability insurance policies or a decrease in limits on policies we sell, thereby reducing our commission and fee revenues.

RISKS RELATED TO THE OFFERING

INVESTORS IN THIS OFFERING WILL SUFFER IMMEDIATE AND SUBSTANTIAL DILUTION.

      The initial public offering price of our common stock will be substantially higher than the net tangible book value per share of our common stock. Purchasers in this offering will experience immediate and substantial dilution in the net tangible book value per share of the common stock from the price they pay for the common stock. Our issuance of options will cause investors to experience further dilution.

THE MARKET PRICE OF OUR COMMON STOCK COULD BE ADVERSELY AFFECTED BY SALES OF SUBSTANTIAL AMOUNTS OF OUR COMMON STOCK IN THE PUBLIC MARKETS.

      Sales by us or our stockholders of a substantial number of shares of our common stock in the public markets following this offering, or the perception that these sales might occur, could cause the market price of our common stock to decline or could impair our ability to obtain capital through an offering of equity securities. Upon the consummation of this offering, there will
be         shares of our common stock outstanding. There will be         shares
outstanding if the underwriters exercise their overallotment option in full. Of these shares, the shares of common stock sold in this offering will be freely transferable, except for any shares sold to our "affiliates," as that term is defined in Rule 144 under the Securities Act. The remaining shares will be "restricted securities" subject to the volume limitations and the other conditions of Rule 144.

      We, our directors, officers and all existing stockholders have agreed, with limited exceptions, for a period of 180 days after the date of this prospectus, that we and they will not, without the prior written consent of the representatives on behalf of the underwriters, directly or indirectly, offer to sell, sell or otherwise dispose of any shares of our common stock. Upon the consummation of this offering, all existing stockholders and their transferees will have the right to require us to register their shares of our common stock under the Securities Act for sale into the public markets, subject to the 180-day lock-up agreements. Upon the effectiveness of that registration statement, all shares covered by the registration statement will be freely transferable. In addition, following the consummation of this offering, we intend to file a registration statement on Form S-8 under the Securities Act to
register           shares of our common stock reserved for issuance under our
2002 Equity Incentive Plan. Subject to the exercise of issued and outstanding options, shares registered under the registration statement on Form S-8 will be available for sale into the public markets after the expiration of 180-day lock-up agreements.

POSSIBLE VOLATILITY IN OUR STOCK PRICE COULD ADVERSELY AFFECT US AND OUR STOCKHOLDERS.

      The trading price of our common stock may be volatile in response to a number of factors, many of which are beyond our control, including actual or anticipated variations in quarterly operating results, changes in financial estimates by securities analysts and announcements by our competitors of significant acquisitions, strategic partnerships, joint ventures or capital commitments.

      In addition, the U.S. securities markets have experienced significant price and volume fluctuations. These fluctuations often have been unrelated to the operating performance of companies in these markets. Broad market and industry factors may materially adversely affect the price of our common stock, regardless of our operating performance. In the past, following periods of volatility in the market price of an individual company's securities, securities class action litigation often has been instituted against that company. The institution of similar litigation against us could result in substantial costs and a diversion of our management's attention and resources, which could harm our business.

OUR COMMON STOCK MAY NOT TRADE ACTIVELY, WHICH MAY CAUSE OUR COMMON STOCK TO TRADE AT A DISCOUNT AND MAKE IT DIFFICULT FOR YOU TO SELL YOUR STOCK.

      This is our initial public offering, which means that our common stock currently does not trade in any market. We cannot assure you that after this offering our common stock will trade actively. An illiquid market for our common stock may result in price volatility and poor execution of buy and sell orders for investors. Our initial public offering price may bear no relationship to the price at which the common stock will trade after this offering.

      Historically, stock prices and trading volumes for newly public companies have fluctuated widely for a number of reasons, including some reasons that may be unrelated to their businesses, financial condition or results of operations. Stock market volatility could depress the market price of our common stock without regard to our operating performance. In addition, our operating results may be below the expectations of securities analysts and investors. If this were to occur, the market price of our common stock could decrease, perhaps significantly.

OUR PRINCIPAL STOCKHOLDERS CAN SIGNIFICANTLY INFLUENCE ALL MATTERS REQUIRING THE APPROVAL OF OUR STOCKHOLDERS, AND OUR PRINCIPAL STOCKHOLDERS' INTERESTS IN OUR BUSINESS MAY BE DIFFERENT THAN YOURS.

      After this offering, Capital Z will beneficially own   % of our
outstanding voting common stock. Capital Z's ownership, combined with the ownership of entities controlled by Zurich, JPMorgan Chase, CNA, UnumProvident and Ceridian, which are all unaffiliated with each other, will comprise
together     % of our outstanding voting common stock. As a result, Capital Z, both independently and voting together with these stockholders, will have the ability to significantly influence matters requiring stockholder approval, including, without limitation, the election of directors and mergers, consolidations and sales of all or substantially all of our assets. They also may have interests that differ from yours and may vote in a way with which you disagree. In addition, this concentration of ownership may have the effect of preventing, discouraging or deferring a change of control, which could depress the market price of our common stock.

PROVISIONS OF DELAWARE LAW COULD DELAY OR PREVENT A CHANGE IN CONTROL OF OUR COMPANY, WHICH COULD ADVERSELY AFFECT THE PRICE OF OUR COMMON STOCK.

      Delaware law imposes some restrictions on mergers and other business combinations between us and any holder of 15% or more of our outstanding common stock. This provision in Delaware law could delay or prevent a change in control of our company, which could adversely affect the price of our common stock.

WE HAVE NO PLANS TO PAY AND ARE CURRENTLY PRECLUDED FROM PAYING DIVIDENDS ON OUR COMMON STOCK; YOU WILL NOT RECEIVE CASH WITHOUT SELLING YOUR SHARES.

      We have never declared or paid cash dividends on our common stock and do not anticipate paying any cash dividends on our common stock in the foreseeable future. We currently intend to retain future earnings, if any, to finance our business. We cannot assure you that we will pay dividends in the future. Our future dividend policy is within the discretion of our board of directors and will depend upon various factors, including our business and financial condition, results of operations, capital requirements and investment opportunities.

      In addition, under our existing credit facility we are currently prohibited from paying dividends on our capital stock or repurchasing shares of capital stock, with the limited exception of repurchasing shares held by terminated employees. It is likely that future debt we incur will similarly restrict dividend payments and/or share repurchases. Accordingly, you will have to sell some or all of your shares of common stock in order to generate cash flow from your investment. We cannot assure you that you will receive a gain on your investment when you sell your shares or that you will not lose the entire amount of your investment.

                                USE OF PROCEEDS

      We estimate that we will receive net proceeds of approximately $
million from the sale of shares of our common stock in this offering, based
upon an assumed initial public offering price of $     per share, the midpoint
of the offering range, and after deducting underwriting discounts and commissions and estimated offering expenses. If the underwriters' overallotment option is exercised in full, we estimate that our net proceeds will be
approximately $     million.

      We intend to use the net proceeds from this offering to repay indebtedness under our existing credit facility. The indebtedness under our existing credit facility bears interest at a weighted average rate equal to 6.7% as of December 31, 2001 and has a final maturity of September 17, 2004. We used the indebtedness under our existing credit facility primarily to refinance previously incurred indebtedness.

      If the underwriters exercise their overallotment option, any additional proceeds will be used to repay additional indebtedness under our existing credit facility.

      We will not receive any proceeds from the sale of shares by the selling stockholders.

                                DIVIDEND POLICY

      We have never declared or paid cash dividends on our common stock and do not anticipate paying any cash dividends on our common stock in the foreseeable future. We currently intend to retain future earnings, if any, to finance our business. We cannot assure you that we will pay dividends in the future. Our future dividend policy is within the discretion of our board of directors and will depend upon various factors, including our business and financial condition, results of operations, capital requirements and investment opportunities. In addition, under our existing credit facility we are currently prohibited from paying dividends on our capital stock or repurchasing shares of capital stock, with the limited exception of repurchasing shares held by terminated employees. It is likely that future debt we incur will similarly restrict dividend payments and/or share repurchases.

                                CAPITALIZATION

      The following table sets forth our capitalization as of March 31, 2002:

      . on an actual basis; and

      . on an as adjusted basis to give effect to the sale of the shares of our common stock in this offering, the anticipated use of the estimated net proceeds to repay indebtedness, elimination of all common stock warrant put rights and some preferred stock put rights upon the consummation of this offering, the conversion of all series of our preferred stock upon the consummation of this offering, the write-off of deferred financing costs relating to our existing credit facility and the charge related to equity grants to be made under our 2002 Equity Incentive Plan upon the consummation of this offering.

      You should read this table in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our financial statements and the related notes included elsewhere in this prospectus.

                                                                                          AS OF MARCH 31, 2002
                                                                                         ----------------------
                                                                                         ACTUAL AS ADJUSTED/(A)/
                                                                                         ------ ---------------
                                                                                             (IN THOUSANDS)
Debt:
   Seller notes.........................................................................   $          $
   Credit facility:
       Revolving credit facility........................................................
       Term loan........................................................................
   Other debt...........................................................................
                                                                                           --         --
       Total debt.......................................................................
                                                                                           --         --
Redeemable preferred stock/(b)/.........................................................
                                                                                           --         --
Redeemable common stock and warrants/(b)/...............................................
                                                                                           --         --

Stockholders' equity:
   Preferred stock: par value $.01 per share;    shares authorized;    shares issued
     and outstanding actual;     shares issued and outstanding as adjusted..............

   Common stock:
       Voting: par value $.01 per share;    shares authorized;    shares issued
         and outstanding actual;     shares issued and outstanding as adjusted..........
       Non-voting: par value $.01 per share;    shares authorized; no shares issued
         and outstanding actual or as adjusted..........................................
   Additional paid-in capital...........................................................
   Retained deficit.....................................................................
                                                                                           --         --
       Total stockholders' equity.......................................................
                                                                                           --         --
          Total capitalization..........................................................   $          $
                                                                                           ==         ==

--------
/(a)/Does not give effect to the potential exercise of 6,250,000 series W preferred stock warrants or the potential exercise of 1,850,000 common stock warrants.
/(b)/Please read "Description of Put Rights."

                                   DILUTION

      The net tangible book value per share of our common stock is the difference between our tangible assets and our liabilities, divided by the number of shares of common stock outstanding upon the consummation of this offering. For purchasers of our common stock in this offering, dilution of net tangible book value per share represents the difference between the initial public offering price of our common stock in this offering and the tangible book value of our common stock upon the consummation of this offering.

      As of March 31, 2002, our net tangible book value was $(     ), or $(
    ) per share of our common stock. After giving effect to

      .   the sale of       shares of common stock in this offering at an
          assumed initial public offering price of $     per share, the
          midpoint of the offering range, and after deducting underwriting discounts and commissions and estimated offering expenses,

      . the conversion of all of our preferred stock into common stock upon the consummation of this offering,

      .   the exercise of 6,250,000 series W preferred stock warrants,

      .   the exercise of 1,850,000 common stock warrants,

      .   the exercise of      options and the issuance of        shares of
          restricted stock to be granted under our 2002 Equity Incentive Plan upon the consummation of this offering, and

      .   the underwriters exercise of their overallotment option in full,

our pro forma net tangible book value as of March 31, 2002 would have been
$(     ), or $(    ) per share of our common stock. This represents an
immediate increase in our net tangible book value of $     per share to current
stockholders and an immediate dilution of $     per share to new investors
purchasing our common stock in this offering. The following table illustrates the foregoing information as of March 31, 2002 with respect to dilution to new investors:

Assumed initial public offering price per share................................                         $
   Net tangible book value per share at March 31, 2002......................... $(          )
   Increase in net tangible book value per share attributable to new investors.

                                                                                -----------
Pro forma net tangible book value per share upon the consummation of this
  offering and after other adjustments.........................................                          (        )

                                                                                                        ----------
Dilution per share to new investors............................................                         $

                                                                                                        ==========

      The following table summarizes, as of March 31, 2002, the differences between the total number of shares of our common stock purchased from us, the total consideration paid and the average price per share paid by existing stockholders and new investors purchasing shares of our common stock in this offering:

                      SHARES PURCHASED   TOTAL CONSIDERATION
                      ---------------    ------------------  AVERAGE PRICE
                       NUMBER    PERCENT AMOUNT      PERCENT   PER SHARE
                      -------    ------- ------      ------- -------------
Existing stockholders                 %    $              %       $
New investors........

                      -------     -----    --         -----
   Total.............             100.0%   $          100.0%

                      =======     =====    ==         =====

      If the underwriters exercise their overallotment option in full, the
number of shares held by new investors will be increased to         , or
approximately   % of the total number of shares of our common stock.

                     SELECTED CONSOLIDATED FINANCIAL DATA

      The selected consolidated financial data set forth below should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our financial statements and the related notes included elsewhere in this prospectus. The financial information for each of the years ended December 31, 1997, 1998, 1999, 2000 and 2001 has been derived from our financial statements and the related notes included elsewhere in this prospectus. EBITDA, Adjusted EBITDA, Cash Earnings and Adjusted Cash Earnings are not a substitute for other financial measures determined in accordance with GAAP. Because not all companies calculate these non-GAAP measures in the same fashion, these measures as presented may not be comparable to similarly titled measures of other companies. This presentation does not reflect USIA as a discontinued operation.

                                                                                    YEAR ENDED DECEMBER 31,
                                                                     ----------------------------------------------------
                                                                       1997         1998      1999      2000      2001
                                                                     --------     --------  --------  --------  --------
INCOME STATEMENT DATA:                                               (IN THOUSANDS, EXCEPT PER SHARE DATA AND PERCENTAGES
REVENUES
   Commissions and Fees............................................. $185,102     $260,234  $317,062  $355,811  $384,136
   Investment Income................................................    2,626        3,990     4,493     4,879     3,990
                                                                     --------     --------  --------  --------  --------
      TOTAL REVENUES................................................  187,728      264,224   321,555   360,690   388,126
EXPENSES
   Compensation and Employee Benefits...............................  124,129      167,427   198,239   220,972   255,621
   Other Operating Expenses.........................................   43,944       72,310    84,989    81,510   107,588
   Amortization of Intangible Assets................................   20,165       28,124    35,875    38,519    38,684
   Depreciation.....................................................    4,384        7,992    11,720    13,847    16,703
   Interest.........................................................   16,744       22,642    27,823    26,374    26,444
   Impairment of Long-Lived Intangible Assets(a)....................       --           --        --        --    43,000
                                                                     --------     --------  --------  --------  --------
      TOTAL EXPENSES................................................  209,366      298,495   358,646   381,222   488,040
                                                                     --------     --------  --------  --------  --------
Loss Before Income Tax Benefit and Loss on Early Extinguishment
  of Debt...........................................................  (21,638)     (34,271)  (37,091)  (20,532)  (99,914)
Income Tax Benefit..................................................   (4,908)      (9,354)   (8,458)   (2,326)   (9,019)
                                                                     --------     --------  --------  --------  --------
Loss Before Loss on Early Extinguishment of Debt....................  (16,730)     (24,917)  (28,633)  (18,206)  (90,895)
Loss on Early Extinguishment of Debt, Net of Income Tax Benefit(b)..       --           --    (1,511)       --        --
                                                                     --------     --------  --------  --------  --------
NET LOSS............................................................ $(16,730)    $(24,917) $(30,144) $(18,206) $(90,895)
                                                                     ========     ========  ========  ========  ========
PER SHARE DATA--BASIC AND DILUTED(C):
   Loss Before Loss on Early Extinguishment of Debt................. $ (11.56)    $ (12.51) $ (23.87) $ (21.06) $ (59.52)
   Loss on Early Extinguishment of Debt, Net of Income Tax Benefit..       --           --      (.80)       --        --
                                                                     --------     --------  --------  --------  --------
NET LOSS............................................................ $ (11.56)    $ (12.51) $ (24.67) $ (21.06) $ (59.52)
                                                                     ========     ========  ========  ========  ========
OTHER FINANCIAL DATA:
EBITDA(d)........................................................... $ 19,655     $ 24,487  $ 38,327  $ 58,208  $ 24,917
EBITDA Margin(e)....................................................     10.5%         9.3%     11.9%     16.1%      6.4%
Adjusted EBITDA(f).................................................. $ 36,564     $ 47,445  $ 53,692  $ 60,935  $ 69,275
Adjusted EBITDA Margin(g)...........................................     19.7%        18.3%     16.8%     17.3%     17.9%
Net Cash Provided by (Used in) Operating Activities................. $  8,309     $  7,468  $(17,357) $ 21,568  $ 38,132
Capital Expenditures................................................   11,696       18,714    15,913    14,335    12,067
Cash Earnings (Loss)(h).............................................    3,435        3,207     5,731    20,313   (52,211)
Adjusted Cash Earnings(i)...........................................   13,580       16,978    16,461    21,949    26,520

                                                                         AS OF DECEMBER 31,
                                                            --------------------------------------------
                                                              1997     1998     1999     2000     2001
                                                            -------- -------- -------- -------- --------
                                                                           (IN THOUSANDS)
BALANCE SHEET DATA:
Total Intangible Assets, Net............................... $243,670 $370,740 $389,457 $370,463 $299,382
Total Assets...............................................  406,423  627,024  638,705  651,035  643,316
Total Debt.................................................  180,462  281,454  236,631  243,291  257,257
Redeemable Preferred Stock(j)..............................   20,387   27,228   28,418   28,590   27,801
Redeemable Common Stock and Warrants(j)....................    3,421    5,179    2,894    2,894    4,300
Total Stockholders' Equity.................................   66,908   85,533  176,205  159,862   97,958

--------
(a)Following the provisions of SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and Long-Lived Assets to Be Disposed Of," we reduced the carrying value of USIA's intangible assets to their estimated fair value. This resulted in an impairment charge of $43.0 million against USIA-related goodwill and expiration rights in the fourth quarter of 2001. We sold USIA in April 2002.

(b)In March 1999, we recorded a charge of $1.5 million, net of a related tax benefit of $1.0 million, as an extraordinary Loss on Early Extinguishment of Debt, Net of Income Tax Benefit to reflect a prepayment penalty on senior subordinated debt and the write-off of debt issuance costs.

(c)Basic earnings per share is computed by dividing the net loss available for common stockholders by the weighted average number of shares of common stock outstanding for the period. For the years ended December 31, 1997, 1998, 1999, 2000 and 2001 net loss available for common stockholders was increased (decreased) by $9.4 million, $(1.3) million, $16.3 million, $21.5 million and $21.2 million, respectively, for changes in the aggregate liquidation preference of all preferred stock and the redemption value of the preferred stock put rights (please read Note 15, "Earnings Per Share," to our financial statements included elsewhere in this prospectus). Diluted earnings per share reflects the potential dilution that would occur if securities or other contracts to issue common stock were exercised or converted into common stock. For the years ended December 31, 1997, 1998, 1999, 2000 and 2001, 28.2 million, 28.3 million, 56.9 million, 74.7 million and 76.7 million, respectively, weighted average shares attributable to the exercise of outstanding preferred stock and warrants were excluded from the calculation of diluted earnings per share because the effect was antidilutive.

(d)EBITDA represents Total Revenues less Compensation and Employee Benefits and Other Operating Expenses. EBITDA is presented because we believe that it is a relevant and useful measurement of our operating profitability and our ability to incur and service debt. EBITDA should neither be considered as an alternative to operating results presented in accordance with GAAP nor as an alternative to cash flows from operating activities, investing activities or financing activities as a measure of liquidity. Because not all companies calculate EBITDA similarly, this presentation of EBITDA may not be comparable to that of other companies. Additionally, under our existing credit facility we are currently prohibited from paying dividends on our capital stock, with the limited exception of repurchasing shares held by terminated employees.

(e)EBITDA Margin represents EBITDA as a percentage of Total Revenues. EBITDA Margin is presented because we believe that it is a relevant and useful indicator in understanding how we view our operating efficiency.

(f)As set forth in the following table, Adjusted EBITDA represents EBITDA, giving effect to the Adjustments. The Adjustments are listed in the table below. Please read "Management's Discussion and Analysis of Financial Condition and Results of Operations--Adjustments" for more information on these items and an explanation of why they are treated as adjustments.

                                                      YEAR ENDED DECEMBER 31,
                                             -----------------------------------------
                                              1997    1998    1999     2000     2001
                                             ------- ------- -------  -------  -------
                                                          (IN THOUSANDS)
EBITDA...................................... $19,655 $24,487 $38,327  $58,208  $24,917
                                             ------- ------- -------  -------  -------
Non-Recurring Revenues......................      --      --      --   (8,000)      --
Integration Efforts.........................   1,812   1,551   6,585    3,676   14,133
USIA Related Matters........................      --  11,665      --    1,705   13,173
Litigation Expense and Other Related Matters      --      --   1,465    1,184    3,239
Long-Term Incentive Plan....................     121   2,075    (777)     250    3,092
Growth Based Bonuses........................  14,776   6,995   5,771    3,912    2,373
Other Adjustments...........................     200     672   2,321       --    8,348
                                             ------- ------- -------  -------  -------
   Total Adjustments to EBITDA..............  16,909  22,958  15,365    2,727   44,358
                                             ------- ------- -------  -------  -------
Adjusted EBITDA............................. $36,564 $47,445 $53,692  $60,935  $69,275
                                             ======= ======= =======  =======  =======

   With the exception of the $11.7 million of USIA Related Matters in 1998, the Adjustments are more fully discussed in "Management's Discussion and Analysis of Financial Condition and Results of Operations-- Adjustments." The $11.7 million of USIA Related Matters in 1998 relates to the following:
   (i) $6.0 million relating to the Nassau County litigation (please read Note 13, "Contingencies," to our financial statements included elsewhere in this prospectus); (ii) $2.6 million related to severance; (iii) $1.6 million relating to Nassau County and Mutual of Omaha Insurance Company (please read "Management's Discussion and Analysis of Financial Condition and Results of Operations--Adjustments--USIA Related Matters" and Note 13, "Contingencies," to our financial statements included elsewhere in this prospectus); and (iv) $1.5 million of wind-down costs relating to the Nassau County contract.

   Adjusted EBITDA is presented because we believe that it is a relevant and useful indicator which allows us to view our operating profitability and evaluate our ability to incur and service debt based on our present expense structure and ongoing operations. You should not consider Adjusted EBITDA as an alternative to operating results presented in accordance with GAAP or as an alternative to cash flows from operating activities, investing activities or financing activities as a measure of liquidity. Because not all companies calculate Adjusted EBITDA similarly, this presentation of Adjusted EBITDA may not be comparable to EBITDA, Adjusted EBITDA or other similarly titled measures of other companies. You should not conclude from the presentation of Adjusted EBITDA that additional adjustments from similar items will not be incurred in the future.

(g)Adjusted EBITDA Margin is defined as EBITDA Margin after giving effect to the Adjustments (please read note (f)). Total Revenues have been adjusted for the following: (i) in 1997, 1998 and 1999, $2.6 million, $4.6 million and $2.1 million, respectively, related to sold brokerage operations and
   (ii) $8.0 million of Non-Recurring Revenues in 2000. Adjusted EBITDA Margin is presented because we believe that it is a relevant and useful indicator which allows us to view our operating efficiency based on our present expense structure and ongoing operations.

(h)Cash Earnings is defined as Net Loss plus Amortization of Intangible Assets. Cash Earnings is presented because we believe that it is a useful indicator in understanding our ability to generate earnings. Cash Earnings should not be considered as an alternative to GAAP net income. Because not all companies calculate Cash Earnings similarly, this presentation of Cash Earnings may not be comparable to those of other companies. Additionally, under our existing credit facility we are currently prohibited from paying dividends on our capital stock, with the limited exception of repurchasing shares held by terminated employees.

(i)Adjusted Cash Earnings is defined as Cash Earnings after giving effect to the Adjustments (please read note (f)) net of related income tax benefit.
   The Adjustments are described in "Management's Discussion and Analysis of Financial Condition and Results of Operations--Adjustments." In 2001, the calculation of Adjusted Cash Earnings excludes the following: (i) the impairment charge of $43.0 million referred to in footnote (a), net of $5.8 million of income tax benefit, as $28.4 million of the $43.0 million charge is non-deductible for tax purposes, and (ii) a $15.0 million valuation allowance established against all of our deferred tax assets as more fully discussed in "Management's Discussion and Analysis of Financial Condition and Results of Operations--Year Ended December 31, 2001, Compared with Year Ended December 31, 2000." Adjusted Cash Earnings is presented because we believe that it is a relevant and useful indicator which allows us to evaluate our ability to generate earnings based on our present expense structure and ongoing operations. Adjusted Cash Earnings should not be considered as an alternative to GAAP net income. Because not all companies calculate Adjusted Cash Earnings similarly, this presentation of Adjusted Cash Earnings may not be comparable to those of other companies. You should not conclude from the presentation of Adjusted Cash Earnings that additional adjustments from similar items will not be incurred in the future.
(j)For a description of put rights relating to our preferred stock and our common stock warrants please read "Description of Put Rights."

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

      THE FOLLOWING DISCUSSION GENERALLY RELATES TO OUR CONSOLIDATED RESULTS OF OPERATIONS AND FINANCIAL CONDITION, INCLUDING USIA, AND SHOULD BE READ IN CONJUNCTION WITH OUR FINANCIAL STATEMENTS AND THE RELATED NOTES INCLUDED ELSEWHERE IN THIS PROSPECTUS.

GENERAL

      We generate revenues primarily from:

      . commissions paid by insurance companies;

      . fees paid directly by clients for related Administration and Other
        Services, which include USIA and Specialized Benefits Services; and

      . interest earned on premiums held prior to remittance to insurance companies.

      Commissions we earn on the placement of insurance products other than individual life and individual disability, I.E., P&C, health, group life and group disability insurance, are typically calculated as a percentage, ranging from approximately 3% to 20%, of annual premium but can be influenced by a number of other factors including the type of insurance and amount of premium. We recognize commission revenues on the later of the effective date of the policy or the billing date. Installment premiums and related commissions are recorded periodically as billed. Commissions earned from the placement of individual life and individual disability insurance are calculated as a percentage of corresponding premiums and the duration or term of the underlying policies. The majority of commissions from individual life and individual disability insurance sales are earned and recognized during the first year the insurance is placed, with the balance earned and recognized over the following two to ten years. We also often receive contingent commissions from insurance carriers, which are designed to provide us incremental incentive compensation for achieving specified premium volume goals set by carriers and/or the loss experience of the insurance we place with them. Contingent commissions are recorded at the earlier of notification by the insurance company or receipt. Fees for services at USIA are generally determined on a per capita basis or as a percentage of claims administered. Non-commission revenues related to Specialized Benefits Services are generally calculated as a percentage of assets under administration or on an hourly basis.

      We have two operating segments: Insurance Brokerage and Administration and Other Services. Approximately 67% of our revenues for the year ended December 31, 2001 was derived from our Insurance Brokerage segment. Within this segment, approximately 65% relates to P&C insurance and 35% to group employee benefits insurance. Approximately 33% of our revenues for the year ended December 31, 2001 was derived from our Administration and Other Services segment. Within this segment, approximately 58% relates to USIA, which we sold in April 2002, and approximately 42% to Specialized Benefits Services.

      The majority of our operating expenses relates to Compensation and Employee Benefits, which equated to approximately 66% of revenues in 2001, or 61% giving effect to the Adjustments. We refer to the balance of our operating expenses as "Other Operating Expenses," which includes selling-related, rent, communication and data processing expenses among other items. Other Operating Expenses were approximately 28% of total revenues in 2001, or 21% giving effect to the Adjustments.

      Historically, our revenues and EBITDA for the fourth quarter of the year have been higher relative to the preceding three quarters because a significant portion of commissions and fees earned from our Specialized Benefits Services businesses is typically recorded at that time. However, we are subject to quarterly earnings fluctuations given the timing of sales of Specialized Benefits Services products.

      The primary financial measures we use to evaluate our performance are Revenues, EBITDA and Cash Earnings and, where appropriate, Adjusted Revenues, Adjusted EBITDA and Adjusted Cash Earnings.

INDUSTRY CONDITIONS

      Premium pricing within the P&C insurance industry has historically been cyclical, based on the underwriting capacity of the insurance industry and economic conditions. From 1987 through 1999, the P&C insurance industry was in a "soft market," which is an insurance market characterized by a period of flat to declining premiums rates, which negatively affected commissions earned by insurance brokers. Years of underwriting losses for insurance companies combined with the downward turn in the equity markets caused insurers to increase premium rates starting in mid- to late 2000. Additionally, the insurance industry was affected by the events of September 11, 2001, which resulted in the largest insurance loss in America's history and accelerated increases in premium rates for particular lines of P&C insurance. The current "hard market," which is an insurance market characterized by a period of rising premium rates, is, in general, positively affecting commissions earned by insurance brokers. However, the longevity of this cycle cannot be accurately predicted. Premium rates in the health insurance industry, however, have generally realized a consistent upward trend due to increasing health care delivery costs. Our financial results are benefiting from the current hard market, and we believe that future effects on our financial results due to changes in the P&C cycle will be mitigated because a significant portion of our revenues is derived from the placement of non-P&C business.

ACQUISITIONS

      Between 1994 and 1999, we pursued an acquisition strategy with a vision of building a national organization capable of distributing a broad range of insurance and financial products and services. The majority of our over 100 acquisitions were completed prior to December 31, 1999. Including these acquisitions, our revenues increased from $10.1 million in 1994 to $321.6 million in 1999.

      In most acquisitions, we issued a combination of cash, seller notes and preferred stock. We also structured our acquisition agreements to include contingent purchase price payments, commonly referred to as "earn-outs," which we treated as adjustments to purchase price and paid in a combination of cash, seller notes and preferred stock and capitalized upon determination. In some cases, acquisitions included annual cash bonuses, which we refer to as "Growth Based Bonuses," which are expensed as incurred. Effective January 2000, we discontinued the practice of offering Growth Based Bonuses. We expect that substantially all of our Growth Based Bonus obligations related to completed acquisitions will expire by December 31, 2003.

INTEGRATION EFFORTS AND USIA RELATED MATTERS

      Prior to 1999, we completed limited integration of acquired businesses which resulted in charges. However, beginning in late 1999 and through early 2002, we became primarily focused on consolidation and integration efforts and consequently reduced our acquisition activity. This process involved committing significant resources to improving operating and financial reporting standards, standardizing technology platforms, reducing staff headcount and restructuring or terminating select employment agreements. In doing so, we incurred a number of expenses associated with lease terminations, severance, litigation and other items.

      Over the same time period, we realized unrelated operational and litigation costs from USIA, which resulted in the incurrence of significant expenses. In the fourth quarter of 2001, following the provisions of SFAS No. 121, we recorded an impairment charge of $43.0 million against USIA's goodwill and expiration rights. In the latter part of 2001, we completed a strategic and financial review of our company and concluded that USIA was no longer core to our mission, vision or strategy. Consequently, in January 2002, we announced our intention to sell USIA and subsequently sold the business in April 2002. The cash proceeds from the disposition of USIA were used to repay a portion of our bank borrowings, seller notes associated with the business and related transaction expenses. USIA is reflected in our financial statements as part of our Administration and Other

Services reporting segment and comprised $74.8 million, or approximately 58%, of revenues for this segment in 2001. However, in accordance with SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," we will reflect USIA as a discontinued operation in the first quarter of 2002. At that time, the assets, liabilities and results of operations for USIA will be disaggregated from our financial statements and separately presented. Our pro forma financial results excluding USIA are currently disclosed in the footnotes of our financial statements included elsewhere in this prospectus. As a result of treating USIA as a discontinued operation, we will refer to our Administration and Other Services segment as "Specialized Benefits Services" beginning in the first quarter of 2002.

      Our integration efforts, issues related to USIA and other matters resulted in charges totaling $15.4 million, $2.7 million and $44.4 million for the years ended December 31, 1999, 2000 and 2001, respectively. These items are reflected in tabular form below as Adjustments and relate specifically to Non-Recurring Revenues, Integration Efforts resulting from our acquisitions, USIA Related Matters, Litigation Expense and Other Related Matters, Long-Term Incentive Plan expense, payment of Growth Based Bonuses and Other Adjustments. We have made these Adjustments because we believe that doing so allows us to evaluate our business and financial results based on our on-going operating structure. These Adjustments are described more fully under the caption "--Adjustments."

                                              YEAR ENDED DECEMBER 31,
                                             -------------------------
                                              1999     2000     2001
                                             -------  -------  -------
                                                  (IN THOUSANDS)
EBITDA...................................... $38,327  $58,208  $24,917
                                             -------  -------  -------
Non-Recurring Revenues......................      --   (8,000)      --
Integration Efforts.........................   6,585    3,676   14,133
USIA Related Matters........................      --    1,705   13,173
Litigation Expense and Other Related Matters   1,465    1,184    3,239
Long-Term Incentive Plan....................    (777)     250    3,092
Growth Based Bonuses........................   5,771    3,912    2,373
Other Adjustments...........................   2,321       --    8,348
                                             -------  -------  -------
   Total Adjustments to EBITDA..............  15,365    2,727   44,358
                                             -------  -------  -------
Adjusted EBITDA............................. $53,692  $60,935  $69,275
                                             =======  =======  =======

      Giving effect to the Adjustments, reported EBITDA of $38.3 million, $58.2 million and $24.9 million for the years ended December 31, 1999, 2000 and 2001, respectively, would have been $53.7 million, $60.9 million and $69.3 million, respectively. This implies EBITDA growth of 51.9% and (57.2)% and Adjusted EBITDA growth of 13.5% and 13.7% in 2000 and 2001, respectively. Similarly, reported Cash Earnings of $5.7 million, $20.3 million and $(52.2) million over the same periods would have been $16.5 million, $21.9 million and $26.5 million, respectively. This implies Cash Earnings growth of 254.4% and (357.0)% and Adjusted Cash Earnings growth of 33.3% and 20.8% in 2000 and 2001, respectively.

      We believe that the Integration Efforts outlined above were essential to building a strong organizational structure on which we expect to be able to grow our business and realize further margin expansion. We now intend to pursue selective fold-in and strategic acquisitions within each of our regions. Taken together, we expect these initiatives, combined with on-going expense reduction efforts, to result in improved profitability for our business.

RESULTS OF OPERATIONS

      THE FOLLOWING TABLE SUMMARIZES OUR RESULTS OF OPERATIONS AS REPORTED IN ACCORDANCE WITH GAAP AND AS ADJUSTED FOR THE ITEMS DISCUSSED UNDER THE CAPTION "--ADJUSTMENTS" BELOW. OUR DISCUSSION OF RESULTS OF OPERATIONS ALSO INCLUDES A DISCUSSION OF OUR RESULTS GIVING EFFECT TO THE ADJUSTMENTS.

      ADJUSTED RESULTS, EBITDA AND CASH EARNINGS ARE NOT A SUBSTITUTE FOR OTHER FINANCIAL MEASURES DETERMINED IN ACCORDANCE WITH GAAP. BECAUSE COMPANIES DO NOT CALCULATE THESE NON-GAAP MEASURES IN THE SAME FASHION, THESE MEASURES AS PRESENTED MAY NOT BE COMPARABLE TO OTHER SIMILARLY TITLED MEASURES OF OTHER COMPANIES.

                                                                       YEAR ENDED DECEMBER 31,
                               ----------------------------------------------------------------------------------------------
                                              1999                               2000                               2001
                               ---------------------------------  ---------------------------------  ------------------------
                                GAAP                    ADJUSTED   GAAP                    ADJUSTED   GAAP
                               RESULTS   ADJUSTMENTS(A) RESULTS   RESULTS   ADJUSTMENTS(A) RESULTS   RESULTS   ADJUSTMENTS(A)
                               --------  -------------- --------  --------  -------------- --------  --------  --------------
                                                                (IN THOUSANDS, EXCEPT PER SHARE DATA)
Revenues...................... $321,555     $(2,084)    $319,471  $360,690     $(8,000)    $352,690  $388,126     $     --

Compensation and Employee
 Benefits.....................  198,239      (9,507)     188,732   220,972      (7,836)     213,136   255,621      (18,330)
Other Operating Expenses......   84,989      (7,942)      77,047    81,510      (2,891)      78,619   107,588      (26,028)
                               --------     -------     --------  --------     -------     --------  --------     --------
EBITDA........................   38,327      15,365       53,692    58,208       2,727       60,935    24,917       44,358
Amortization of Intangible
 Assets.......................   35,875          --       35,875    38,519          --       38,519    38,684           --
Depreciation..................   11,720          --       11,720    13,847          --       13,847    16,703           --
Interest......................   27,823          --       27,823    26,374          --       26,374    26,444           --
Impairment of Long-Lived
 Intangible Assets............       --          --           --        --          --           --    43,000      (43,000)
                               --------     -------     --------  --------     -------     --------  --------     --------
Income (Loss) Before Income
 Tax Benefit and Loss on Early
 Extinguishment of Debt.......  (37,091)     15,365      (21,726)  (20,532)      2,727      (17,805)  (99,914)      87,358
Income Tax Expense
 (Benefit)(b).................   (8,458)      6,146       (2,312)   (2,326)      1,091       (1,235)   (9,019)       8,627
                               --------     -------     --------  --------     -------     --------  --------     --------
Loss Before Loss on Early
 Extinguishment of Debt.......  (28,633)      9,219      (19,414)  (18,206)      1,636      (16,570)  (90,895)      78,731
Loss on Early Extinguishment,
 Net of Income Tax Benefit....   (1,511)      1,511           --        --          --           --        --           --
                               --------     -------     --------  --------     -------     --------  --------     --------
Net Income (Loss)............. $(30,144)    $10,730     $(19,414) $(18,206)    $ 1,636     $(16,570) $(90,895)    $ 78,731

                               ========     =======               ========     =======               ========     ========
Addback:
Amortization of Intangible
 Assets.......................                            35,875                             38,519

                                                        --------                           --------
Cash Earnings.................                          $ 16,461                           $ 21,949

                                                        ========                           ========




                               ADJUSTED
                               RESULTS
                               --------

Revenues...................... $388,126

Compensation and Employee
 Benefits.....................  237,291
Other Operating Expenses......   81,560
                               --------
EBITDA........................   69,275
Amortization of Intangible
 Assets.......................   38,684
Depreciation..................   16,703
Interest......................   26,444
Impairment of Long-Lived
 Intangible Assets............       --
                               --------
Income (Loss) Before Income
 Tax Benefit and Loss on Early
 Extinguishment of Debt.......  (12,556)
Income Tax Expense
 (Benefit)(b).................     (392)
                               --------
Loss Before Loss on Early
 Extinguishment of Debt.......  (12,164)
Loss on Early Extinguishment,
 Net of Income Tax Benefit....       --
                               --------
Net Income (Loss)............. $(12,164)


Addback:
Amortization of Intangible
 Assets.......................   38,684

                               --------
Cash Earnings................. $ 26,520

                               ========

--------
(a)As more fully discussed in "--Adjustments."
(b)The tax benefit was derived by applying a 40% tax rate in the years 1999, 2000 and 2001 to the Adjustments. In 2001, $28.4 million of the impairment is considered a permanent difference for tax purposes and thus is not deductible. In addition, the valuation allowance recorded in 2001 of $15.0 million against all existing deferred tax assets (please read discussion below) was also included as an Adjustment to the Tax Expense (Benefit) in 2001.

YEAR ENDED DECEMBER 31, 2001, COMPARED WITH YEAR ENDED DECEMBER 31, 2000

      Please read the information under the caption "--Adjustments" for more detail about the Adjustments.

      REVENUES. Revenues increased $27.4 million, or 7.6%, to $388.1 million in 2001 from $360.7 million in 2000. The increase was primarily due to a combination of new business production and increasing premium rates. Excluding the effect of businesses acquired and giving effect to the Adjustments, revenues increased approximately 9% in 2001.

      COMPENSATION AND EMPLOYEE BENEFITS. Compensation and Employee Benefits increased $34.6 million, or 15.7%, to $255.6 million in 2001 from $221.0 million in 2000. Giving effect to the Adjustments, Compensation and Employee Benefits increased 11.3% in 2001, primarily as a result of the increase in revenues. As a percentage of revenues, Compensation and Employee Benefits were 65.9% in 2001 as compared to 61.3% in 2000, primarily due to the items described in the Adjustments. Giving effect to the Adjustments to revenues and Compensation and Employee Benefits, Compensation and Employee Benefits as a percentage of revenues were 61.1% in 2001 as compared to 60.4% in 2000.

      OTHER OPERATING EXPENSES. Other Operating Expenses increased $26.1 million, or 32.0%, to $107.6 million in 2001 from $81.5 million in 2000. Giving effect to the Adjustments, Other Operating Expenses increased 3.7% in 2001. As a percentage of revenues, Other Operating Expenses were 27.7% in 2001 as compared to 22.6% in 2000, primarily due to the items described in the Adjustments. Giving effect to the Adjustments to revenues and Other Operating Expenses, Other Operating Expenses as a percentage of revenues were 21.0% in 2001 as compared to 22.3% in 2000.

      NET LOSS. Net Loss increased $72.7 million to $90.9 million in 2001 from $18.2 million in 2000, primarily due to the items described in the Adjustments. This was partially offset by an increase in the Income Tax Benefit of $6.7 million. The Income Tax Benefit recorded in 2001 was negatively affected by the accrual of a tax valuation allowance against our net deferred tax assets recorded in 2001. In accordance with GAAP, a deferred tax asset valuation allowance must be established to the extent it is more likely than not that an entity will not fully realize the deferred tax asset in the near future. Accordingly, we recorded a $15.0 million tax valuation allowance against the net deferred tax assets as of December 31, 2001. The effective tax rate in 2001 was (9.0)% compared to (11.3)% in 2000.

YEAR ENDED DECEMBER 31, 2000, COMPARED WITH YEAR ENDED DECEMBER 31, 1999

      REVENUES. Revenues increased $39.1 million, or 12.2%, to $360.7 million in 2000 from $321.6 million in 1999. The increase was primarily due to a combination of new business production, revenues from acquired businesses and Non-Recurring Revenues. Excluding the effect of businesses acquired and giving effect to the Adjustments, revenues increased approximately 8% in 2000.

      COMPENSATION AND EMPLOYEE BENEFITS. Compensation and Employee Benefits increased $22.7 million, or 11.5%, to $221.0 million in 2000 from $198.2 million in 1999. Giving effect to the Adjustments, Compensation and Employee Benefits increased 12.9% in 2000 primarily as a result of the increase in revenues. As a percentage of revenues, Compensation and Employee Benefits were 61.3% in 2000 as compared to 61.7% in 1999. Giving effect to the Adjustments to revenues and Compensation and Employee Benefits, Compensation and Employee Benefits as a percentage of revenues were 60.4% in 2000 as compared to 59.1% in 1999.

      OTHER OPERATING EXPENSES. Other Operating Expenses decreased $3.5 million, or 4.1%, to $81.5 million in 2000 from $85.0 million in 1999. Giving effect to the Adjustments, Other Operating Expenses increased 2.0% in 2000. As a percentage of revenues, Other Operating Expenses were 22.6% in 2000 as compared to 26.4% in 1999, primarily as a result of the items described in the Adjustments. Giving effect to the Adjustments to revenues and Other Operating Expenses, Other Operating Expenses as a percentage of revenues were 22.3% in 2000 as compared to 24.1% in 1999.

      NET LOSS. Net Loss was $18.2 million in 2000 compared to $30.1 million in 1999. Non-Recurring Revenues recorded in 2000, partially offset by a decrease in the Income Tax Benefit of $6.1 million, contributed to the improvement in Net Loss. The effective tax rate in 2000 was (11.3)% compared to (22.8)% in 1999. The decrease in the effective tax rate and corresponding reduced benefit in 2000 resulted from permanent differences relating to non-deductible goodwill.

OUR SEGMENTS

      We have three reporting segments: Insurance Brokerage, Administration and Other Services, and Corporate.

      The Insurance Brokerage segment offers:

      . General and specialty property and casualty insurance, which we refer to as P&C insurance, and

      . Individual and group health, life and disability insurance, which we refer to as Group Employee Benefits insurance.

      The Administration and Other Services segment offers:

      . Development and administration of self-insured benefit plans, which we refer to as Self-Insured Benefits (USIA), and

      . Specialized Benefits Services, which is composed of:
        -- Core benefits (health and welfare),
        -- Benefits enrollment and communication, and -- Executive and professional benefits.

INSURANCE BROKERAGE

                                                     YEAR ENDED DECEMBER 31,
                                                  ----------------------------
                                                    1999      2000      2001
                                                  --------  --------  --------
                                                     (DOLLARS IN THOUSANDS)
Revenues:
   Property & Casualty(a)........................ $134,740  $150,599  $167,276
   Group Employee Benefits.......................   78,890    89,666    90,818
                                                  --------  --------  --------
Total Revenues(a)................................  213,630   240,265   258,094
Compensation and Employee Benefits(a)............  122,612   138,263   153,276
Other Operating Expenses(a)......................   41,611    44,601    42,712
                                                  --------  --------  --------
Adjusted EBITDA.................................. $ 49,407  $ 57,401  $ 62,106
                                                  ========  ========  ========
Adjusted EBITDA Margin...........................     23.1%     23.9%     24.1%
                                                  ========  ========  ========

--------
(a)Gives effect to the Adjustments.

      The Insurance Brokerage segment results reflected above give effect to the following Adjustments: (i) $6.6 million, $2.0 million and $13.4 million in years 1999, 2000 and 2001, respectively, related to Integration Efforts; (ii) $4.0 million, $3.2 million and $1.9 million in years 1999, 2000 and 2001, respectively, related to Growth Based Bonuses; and (iii) $2.8 million in 2001 related to Other Adjustments.

      Revenues from P&C products increased $16.7 million, or 11.1%, in 2001 and $15.9 million, or 11.8%, in 2000. Revenues from Group Employee Benefits products increased $1.2 million, or 1.3%, in 2001 and $10.8 million, or 13.7%, in 2000. Excluding the effect of businesses acquired, revenues increased approximately 7% and 10% in 2001 and 2000, respectively, in the Insurance Brokerage segment. P&C products represented 42.2%, 42.7% and 43.1% of our total consolidated revenues in 1999, 2000 and 2001, respectively, and Group Employee Benefits products represented 24.7%, 25.4% and 23.4% of our total consolidated revenues in 1999, 2000 and

2001, respectively. The increase in P&C revenues as a percentage of total consolidated revenues is primarily due to the effect of the hard market that we experienced in 2001 and mid-to late 2000. The decrease in Group Employee Benefits as a percentage of total consolidated revenues is primarily due to the impact of the slowing economy.

      Adjusted EBITDA Margin in the Insurance Brokerage segment increased to 24.1% in 2001 from 23.9% in 2000. The increase in the Adjusted EBITDA Margin is due to decreased Other Operating Expenses as a percentage of revenues. Other Operating Expenses as a percent of insurance brokerage revenues decreased to 16.5% in 2001 from 18.6% in 2000. This decrease was partially offset by an increase in Compensation and Employee Benefits as a percent of revenues. Compensation and Employee Benefits as a percentage of revenues increased to 59.4% in 2001 from 57.5% in 2000.

ADMINISTRATION AND OTHER SERVICES

                                         YEAR ENDED DECEMBER 31,
                                      ----------------------------
                                        1999      2000      2001
                                      --------  --------  --------
                                         (DOLLARS IN THOUSANDS)
Revenues:
   Self-Insured Benefits (USIA)...... $ 66,951  $ 69,956  $ 74,751
   Specialized Benefits Services(a)..   38,474    41,645    54,838
                                      --------  --------  --------
Total Revenues(a)....................  105,425   111,601   129,589
Compensation and Employee Benefits(a)   58,557    68,134    77,169
Other Operating Expenses(a)..........   27,470    27,229    31,175
                                      --------  --------  --------
Adjusted EBITDA...................... $ 19,398  $ 16,238  $ 21,245
                                      ========  ========  ========
Adjusted EBITDA Margin...............     18.4%     14.6%     16.4%
                                      ========  ========  ========

--------
(a)Gives effect to the Adjustments.

      The Administration and Other Services segment results above reflect the following Adjustments: (i) $8.0 million related to Non-Recurring Revenues in 2000; (ii) $0.7 million and $0.5 million in years 2000 and 2001, respectively, related to Integration Efforts; (iii) $1.7 million and $13.2 million in years 2000 and 2001, respectively, related to USIA Related Matters; (iv) $1.8 million, $0.8 million and $0.5 million in years 1999, 2000 and 2001, respectively, related to Growth Based Bonuses and (v) $1.2 million in 2001 related to Other Adjustments.

      Revenues relating to Self-Insured Benefits (USIA) increased $4.8 million, or 6.9%, in 2001 and $3.0 million, or 4.5%, in 2000. Revenues relating to Specialized Benefits Services increased $13.2 million, or 31.7%, in 2001 and $3.2 million, or 8.2%, in 2000. Excluding the effect of businesses acquired, revenues increased approximately 12% and 4% in 2001 and 2000, respectively, in the Administration and Other Services segment. Self-Insured Benefits represented 21.0%, 19.8% and 19.3% of our total consolidated revenues in 1999, 2000 and 2001, respectively, and Specialized Benefits Services represented 12.0%, 11.8% and 14.1% of our total consolidated revenues in 1999, 2000 and 2001, respectively. Although revenues generated from both Self-Insured Benefits and Specialized Benefits Services have increased over the last two years, our primary focus is on sales from Specialized Benefits Services. This focus is reflected in the increase in Specialized Benefits Services revenue as a percent of total consolidated revenues. We have executed this strategy through acquisitions of companies that offer Specialized Benefits Services and internal growth in this product area, as the sale of Specialized Benefits Services products generates greater revenue growth and higher EBITDA Margins than Self-Insured Benefits products. In the past two years, Adjusted EBITDA margins from USIA, through which Self-Insured Benefits products are sold, were approximately 6%. We sold USIA in April 2002.

      Adjusted EBITDA Margin in Administration and Other Services segment increased to 16.4% in 2001 from 14.6% in 2000. The increase in the Adjusted EBITDA Margin is reflective of our efforts to focus on sales of higher margin Specialized Benefits Services products. Additionally, Compensation and Employee Benefits as a percent of revenues in Administration and Other Services was reduced to 59.5% in 2001 from 61.1% in 2000. Similarly, Other Operating Expenses as a percentage of revenues in Administration and Other Services decreased to 24.1% in 2001 from 24.4% in 2000.

CORPORATE

                                         YEAR ENDED DECEMBER 31,
                                      ----------------------------
                                        1999      2000      2001
                                      --------  --------  --------
                                         (DOLLARS IN THOUSANDS)
Revenues............................. $    416  $    824  $    443
Compensation and Employee Benefits(a)    7,563     6,739     6,846
Other Operating Expenses(a)..........    7,966     6,789     7,673
                                      --------  --------  --------
Adjusted EBITDA...................... $(15,113) $(12,704) $(14,076)
                                      ========  ========  ========
Percentage of Revenues(a)............      4.7%      3.6%      3.6%
                                      ========  ========  ========

--------
(a)Gives effect to the Adjustments.

      The Corporate segment results above reflect the following Adjustments:
(i) $0.9 million and $0.3 million in years 2000 and 2001, respectively, related to Integration Efforts; (ii) $1.5 million, $1.2 million and $3.2 million in years 1999, 2000 and 2001, respectively, related to Litigation Expense and Other Related Matters; (iii) $(0.8) million, $0.3 million and $3.1 million in years 1999, 2000 and 2001, respectively, related to the Long-Term Incentive Plan; and (iv) $2.3 million and $4.3 million related to Other Adjustments in 1999 and 2001, respectively.

      Revenues at the Corporate segment represent interest income. Corporate expenses were $15.1 million, $12.7 million and $14.1 million in 1999, 2000 and 2001, respectively. As a percentage of total consolidated revenues, Corporate expenses were 4.7%, 3.6% and 3.6% in 1999, 2000 and 2001, respectively.

ADJUSTMENTS

      Our discussion in "--Results of Operations" above reflects adjustments of $15.4 million, $2.7 million and $44.4 million for the years ended December 31, 1999, 2000 and 2001, respectively. The Adjustments relate to Non-Recurring Revenues, Integration Efforts resulting from our acquisitions, USIA Related Matters, Litigation Expense and Other Related Matters, expenses recorded as part of our Long-Term Incentive Plan, payment of Growth Based Bonuses and Other Adjustments. We have made these adjustments because we believe that doing so allows us to evaluate our business and financial results based on our on-going operating structure.

                                                                         YEAR ENDED DECEMBER 31,
                                                                        -------------------------
                                                                         1999     2000     2001
                                                                        -------  -------  -------
                                                                             (IN THOUSANDS)
Non-Recurring Revenues................................................. $    --  $(8,000) $    --
Integration Efforts
   Revenues............................................................  (2,084)      --       --
   Compensation and Employee Benefits..................................   4,513    2,918    7,680
   Other Operating Expenses............................................   4,156      758    6,453
                                                                        -------  -------  -------
       Total Integration Efforts.......................................   6,585    3,676   14,133
USIA Related Matters
   Compensation and Employee Benefits..................................      --      756    1,685
   Other Operating Expenses............................................      --      949   11,488
                                                                        -------  -------  -------
       Total USIA Related Matters......................................      --    1,705   13,173
Litigation Expense and Other Related Matters (Other Operating Expenses)   1,465    1,184    3,239
Long-Term Incentive Plan (Compensation and Employee Benefits)..........    (777)     250    3,092
Growth Based Bonuses (Compensation and Employee Benefits)..............   5,771    3,912    2,373
Other Adjustments
   Compensation and Employee Benefits..................................      --       --    3,500
   Other Operating Expenses............................................   2,321       --    4,848
                                                                        -------  -------  -------
       Total Other Adjustments.........................................   2,321       --    8,348
                                                                        -------  -------  -------
Total Adjustments to EBITDA............................................ $15,365  $ 2,727  $44,358
                                                                        =======  =======  =======

NON-RECURRING REVENUES

      In 2000, we received Non-Recurring Revenues of $8.0 million. Of the $8.0 million, $5.0 million related to a one-time consulting fee and $3.0 million related to a one-time commission override paid to our Specialized Benefits Services unit.

INTEGRATION EFFORTS

      Upon completion of the majority of our acquisitions, we undertook initiatives to determine the following: (i) positions within the organization that could be eliminated without resulting in loss of revenues or detriment to service; (ii) sales professionals contracts that could be renegotiated because they were in excess of our standard compensation practices; and (iii) accretive benefits that could be derived from the early termination of lease commitments. Upon completion of the analysis, we reduced our headcount by 96 employees, who were given various levels of severance depending on their length of service with us. This process resulted in severance charges of $0.7 million, $2.9 million and $4.7 million in 1999, 2000 and 2001, respectively. In addition, we renegotiated the compensation arrangements of 29 sales professionals whose compensation arrangements were in excess of our standard compensation practices. The renegotiation of these contracts resulted in an expense of $3.0 million in 2001. Finally, we terminated lease arrangements at eight locations. The early termination of lease commitments resulted in charges of $0.5 million and $1.9 million in 2000 and 2001, respectively. Additionally, in 2000, $0.3 million in claims expense was recorded.

      In the fourth quarter of 2001, we reorganized an administrative affinity group marketing operation, included as part of the insurance brokerage segment, into three distinct units. Two of the three units were transferred to existing operations. Operations at the third unit were terminated. This decision resulted in a write-off of receivables, fixed assets and other assets in the amount of $3.2 million in the fourth quarter of 2001.

      In 1999, we sold a brokerage operation to the former owners of that operation and recorded a loss on the sale of $3.2 million. Included in the consideration received for the operation was a note receivable based on a future revenue sharing arrangement. Upon review of the current and future revenue streams generated and to be generated from the sold brokerage operation, we determined that the note was impaired by $1.3 million. The note receivable, originally issued for $1.5 million, was written down by $1.0 million in the second quarter of 2001 and written down by $0.3 million in the fourth quarter of 2001. Additionally, $2.1 million of revenues, $2.8 million of Compensation and Employee Benefits and $0.9 million of Other Operating Expense have been included in the Adjustments to the 1999 GAAP results reflected in the Results of Operations Table to derive Adjusted Results.

      In 1999, in connection with the realignment of a brokerage reporting unit, we made a one-time payment to an executive of the realigned company in order to terminate a bonus arrangement. We recorded a charge of $1.0 million in the fourth quarter of 1999.

USIA RELATED MATTERS

      Under a contract with the County of Nassau, New York, we administered Nassau County's self-insured employee benefits plan. In January 1999, Nassau County commenced an action against us in the Supreme Court of New York for Nassau County. Please read Note 13, "Contingencies," in our financial statements included elsewhere in this prospectus under "Nassau County Litigation." This litigation was settled in March 1999. Under the settlement agreement, we paid Nassau County $16.0 million in June 1999. The settlement was fully accrued for on our December 31, 1998 balance sheet. With respect to the Nassau County litigation, we asserted a $10.0 million claim (the policy limit per claim) for indemnification under a professional liability policy issued by Fireman's Fund Insurance Company. Please read Note 13, "Contingencies," in our financial statements included elsewhere in this prospectus under "Fireman's Fund Litigation." We recorded a $10.0 million receivable for the indemnification claim on our December 31, 1998 balance sheet. We did not adjust this receivable in 1999 or 2000 as we considered the claim to be valid under the terms of the policy. In November 2001, this case was settled for $2.1 million and resulted in a charge of $7.9 million in the fourth quarter of 2001.

      As a third-party administrator of health benefits for the employees of Nassau County, we placed stop-loss insurance with the Mutual of Omaha Insurance Company (Mutual). Mutual brought an action against us. Please read Note 13, "Contingencies," in our financial statements included elsewhere in this prospectus under "Mutual of Omaha Litigation." We settled this case in November 2001. As a result of the settlement, we were required to release all claims of receivables due from Mutual. This resulted in a charge of $1.0 million in the fourth quarter of 2001.

      In connection with our restructuring efforts at USIA, we incurred severance expense of $0.8 million and $1.7 million in 2000 and 2001, respectively, and lease termination expense of $0.9 million and $2.6 million in 2000 and 2001, respectively.

LITIGATION EXPENSE AND OTHER RELATED MATTERS

      We incurred $1.5 million, $1.2 million and $2.5 million in legal fees and other expenses associated with the defense of claims against us, the pursuit of claims made by us and payment of claims by us relating to the Nassau County litigation in 1999, 2000 and 2001, respectively.

      We were involved in a dispute with the former chief executive officer of one of our subsidiaries. Please read Note 13, "Contingencies," in our financial statements included elsewhere in this prospectus under "Brian D. Whitney Litigation." In May 2000, the former chief executive officer commenced arbitration against us and brought a lawsuit against two of our senior officers asserting claims arising out of the termination of his employment. In the fourth quarter of 2001, we reserved $0.7 million for this matter. This matter was resolved in March 2002, for $0.8 million. One of our insurers has agreed to pay $0.2 million toward the settlement.

LONG-TERM INCENTIVE PLAN

      In 1995, we adopted a Long-Term Incentive Plan to provide a means to attract, retain and motivate employees. As part of the Long-Term Incentive Plan, we may issue, at our discretion, stock appreciation rights, or SARs. SARs generally vest over a five-year period, although accelerated vesting is possible under specified circumstances. Upon exercise of a SAR, the holder is entitled to receive, in cash, the excess of the fair market value per share of our common stock on the date of exercise over the grant price of the SAR. The valuation of SARs is based on the estimated fair value of a share of our common stock. In accordance with GAAP, compensation expense for SARs is recorded over the vesting period based on the change in fair value from grant date to each balance sheet date. We recorded SAR-related compensation expense of $(0.8) million, $0.3 million and $3.1 million in 1999, 2000 and 2001, respectively. Upon the consummation of this offering, the Long-Term Incentive Plan will be terminated and replaced with the 2002 Equity Incentive Plan.

GROWTH BASED BONUSES

      As discussed above, historically, we have structured our acquisitions to provide significant opportunities to former owners of acquired companies to realize additional payments. Growth Based Bonuses are paid in cash and expensed as earned. Effective January 2000, we discontinued the practice of offering Growth Based Bonuses. We incurred $5.8 million, $3.9 million and $2.4 million of Growth Based Bonus expense in 1999, 2000 and 2001, respectively. We expect that substantially all of our Growth Based Bonus obligations related to completed acquisitions will expire by December 31, 2003.

OTHER ADJUSTMENTS

      In 2000, we began to self-insure the medical and dental plans of our employees. In accordance with GAAP, we are required to establish a liability for incurred but not yet reported claims. Due to the lack of claims experience, this liability could not be reasonably estimated at the end of 2000. Our historical experience indicates that our average monthly claims are approximately $1 million and the lag in reporting claims is approximately three and one-half months. In 2001, we recorded a $3.5 million charge to establish this self-insurance plan liability. We have purchased a specific and aggregate insurance policy to minimize our future exposure.

      In 2001, we identified significant discrepancies between the records of three of our operations and particular insurance carriers. The discrepancies incorporate numerous client receivables and related carrier payables. Upon completion of our analysis, our reconciliation indicated an overstatement of receivable balances of $2.8 million. We recorded this charge in the fourth quarter of 2001.

      In December 2001, we entered into a services agreement with Ceridian. Please read "Related Party Transactions." The agreement stipulates that Ceridian will provide administrative services to us and our customers. We estimate that the conversion cost associated with this service agreement will be $1.2 million and we have accrued this amount in the fourth quarter of 2001.

      In 2000, we entered into an agreement with a company, which agreement was terminated by mutual consent in the fourth quarter of 2001, resulting in an accrual of $0.8 million.

      In August 1999, we wrote off $2.0 million in costs related to a subordinated note offering which we did not complete due to market conditions. Additionally, in 1999, we wrote down the value of an investment, resulting in a $0.3 million charge.

LIQUIDITY AND CAPITAL RESOURCES

      Our debt consists of the following:

                                                                                 AS OF DECEMBER 31,
                                                                                 ------------------
                                                                                   2000      2001
                                                                                 --------  --------
                                                                                   (IN THOUSANDS)
Existing Credit Facility:
   Term loan(a)................................................................. $118,750  $112,500
   Revolving credit facility....................................................   44,000    73,475
Other Debt:
   Notes issued in connection with acquisitions, due various dates through 2007.   58,111    47,509
   CNA Pro Finite Risk Policy...................................................   11,312     7,570
   Zurich term loan.............................................................       --     3,000
   Other long-term debt, including capital leases...............................   11,118    13,203
                                                                                 --------  --------
Total debt......................................................................  243,291   257,257
Current portion of long-term debt...............................................  (31,712)  (41,819)
                                                                                 --------  --------
Long-term debt.................................................................. $211,579  $215,438
                                                                                 ========  ========

--------
(a)As of April 16, 2002, the outstanding balance under the term loan has been reduced by the following: (i) $16.3 million utilized from the sale of USIA and (ii) $2.5 million from scheduled first quarter payments. The outstanding balance as of April 16, 2002 is $93.7 million.

      Our existing credit facility is comprised of (i) a $75.0 million revolving credit facility, expiring on September 17, 2004, and (ii) a $125.0 million term loan payable in quarterly installments which commenced on December 31, 1999. The last quarterly installment is due on September 17, 2004, the maturity date of the term loan. The revolving credit facility is available on a revolving basis for loans denominated in U.S. dollars and for letters of credit.

      From the inception of our existing credit facility on September 17, 1999 through December 31, 2001, we amended the facility four times to adjust financial covenants. Without these amendments, we would have been in default under the facility. As of December 31, 2001, we were in compliance with the facility.

      As of December 31, 2001, the significant financial covenants of our existing credit facility were as follows:

DESCRIPTION OF COVENANT                       ACTUAL    COVENANT
-----------------------                       ------ ---------------
Consolidated Total Debt to Adjusted Pro Forma
  EBITDA Ratio(a)............................   3.85    4.25 maximum
Interest Expense Coverage Ratio(a)...........   2.99   2.25 minimum
Stockholders' Equity(a) (in millions)........ $130.1 $ 125.0 minimum

--------
(a)Defined in our existing credit facility.

      In the event that our Consolidated Total Debt to Adjusted Pro Forma EBITDA Ratio is not 2.00 or less as of December 31, 2002, we will be required to pay a fee equal to 1.0% of the outstanding borrowings under our existing credit facility.

      In April 1999, we entered into a finite risk and excess liability policy with CNA Pro, an affiliate of CNA Financial Corporation, with a coverage effective date of January 1, 1999. The policy expires on December 31, 2003. The coverage is in excess of our primary professional liability insurance and is bifurcated as follows: $17.2 million in the aggregate in respect of the Nassau County litigation and up to $20 million aggregate professional liability coverage for all claims other than the Nassau County litigation. Please read
Note 13, "Contingencies," to our financial statements included elsewhere in this prospectus. In June 1999, we utilized the $17.2 million of coverage to pay the Nassau County litigation settlement and related expenses. We pay premiums quarterly, and the debt on the consolidated balance sheet is amortized quarterly as a portion of premiums paid. The final quarterly installment is due September 1, 2003. The outstanding balance is $7.6 million as of December 31, 2001.

      In addition to our debt service requirements, we will require liquidity for capital expenditures and working capital needs. Capital Expenditures for the years ended December 31, 2001, 2000 and 1999 were $12.1 million, $14.3 million and $15.9 million, respectively. For the years ended December 31, 2001, 2000 and 1999, $8.4 million, $8.5 million and $7.1 million, respectively, of our total Capital Expenditures were related to management information systems. We have funded our capital expenditures with cash generated internally from operations and from external financing and expect to continue to do so in the future. Our total capital expenditures are expected to be approximately $14 million in 2002.

      We believe that non-fiduciary cash on hand of $41.4 million as of December 31, 2001, together with cash flow generated from operations, should be sufficient to fund our debt service requirements, working capital needs and anticipated capital expenditures until December 31, 2002. Our liquidity thereafter will depend on future available sources of additional equity or debt funding and our results of operations. The revolving credit facility provides us with availability of up to $75.0 million, all of which is available for general corporate purposes, including acquisitions. As of December 31, 2001 borrowings outstanding under the revolving credit facility were $73.5 million. Additionally, we have $1.5 million outstanding under a letter of credit. Our future operating performance and ability to service our debt will be subject to economic conditions and to financial, business and other factors, many of which are beyond our control. Please read "Risk Factors."

      Our statements of consolidated cash flows are presented on the basis of total funds as opposed to "own funds." We hold cash in a fiduciary capacity as a result of premiums received from clients that have not yet been paid to insurance carriers. The fiduciary cash is recorded as an asset on our balance sheet with a corresponding liability, net of commissions, to insurance carriers. We earn interest on these funds during the time between receipt of the cash and payment to insurance carriers. In some states, fiduciary cash must be kept in separate bank accounts subject to specific guidelines, which generally emphasize capital preservation and liquidity, and is not generally available to service debt or for other corporate purposes. Of the $119.0 million and $67.3 million of cash and cash equivalents recorded on our balance sheet as of December 31, 2001 and 2000, respectively, $77.6 million and $58.8 million, respectively, was fiduciary cash. Insurance brokerage transactions typically generate large cash flows, and the timing of such cash flows can affect significantly the net cash balances held at month end.

      On a total funds basis, cash and cash equivalents increased (decreased) by $51.7 million, $0.0 million and $(5.8) million for the years ended December 31, 2001, 2000 and 1999, respectively. Net Cash Provided by (Used in) Operating Activities totaled $38.1 million, $21.6 million and $(17.4) million for the years ended December 31, 2001, 2000 and 1999, respectively, and is principally dependent upon the timing of collection of premiums receivable and payments of premiums payable. In 1999, payments made as a result of the Nassau County litigation negatively affected Net Cash Provided by (Used in) Operating Activities.

      Net cash used in investing activities totaled $18.5 million, $19.3 million and $25.6 million for the years ended December 31, 2001, 2000 and 1999, respectively, and reflects acquisition activities and Capital Expenditures. Cash expenditures for acquisitions amounted to $6.9 million, $5.4 million and $14.6 million for the years ended December 31, 2001, 2000 and 1999, respectively. We made no acquisitions in 2001. The $6.9 million reflects the payment of additional purchase price on retention based acquisitions as well as the payment of the cash portion of an acquisition effective in 2000 but paid in 2001. Cash expenditures for Capital Expenditures amounted to $12.1 million, $14.3 million and $15.9 million for the years ended December 31, 2001, 2000 and 1999, respectively. Net cash provided by (used in) financing activities totaled $32.0 million, $(2.3) million and $37.1 million for the years ended December 31, 2001, 2000 and 1999, respectively, as we made scheduled debt payments and continued to issue both debt and equity. In the fourth quarter of 2001, we received $30.0 million from the issuance of our preferred stock. Of the $30.0 million issued, $15.0 million was issued to UnumProvident and $15.0 million was issued to Ceridian. Please read Note 4, "Long-term Debt," and Note 5, "Stockholders' Equity," to our financial statements, "Description of Capital Stock--Capital Stock--Preferred Stock" and our consolidated statements of cash flows, each included elsewhere in this prospectus.

      For information on other items that could have an effect on our liquidity, please read "Related Party Transactions," "Dilution" and "Capitalization" elsewhere in this prospectus.

COMMITMENTS

      The table below summarizes our contractual obligations and commercial commitments as of December 31, 2001:

                                       ON   LESS THAN   1-3      4-5    AFTER
PAYMENTS DUE BY PERIOD       TOTAL   DEMAND  1 YEAR    YEARS    YEARS  5 YEARS
----------------------      -------- ------ --------- -------- ------- -------
-                                             (IN THOUSANDS)
Credit facility............ $185,975  $--    $11,250  $174,725 $    -- $    --
Other debt.................   71,282   --     30,569    34,541   5,724     448
Operating lease commitments   81,892   --     18,382    29,585  19,285  14,640
                            --------  ---    -------  -------- ------- -------
   Total................... $339,149  $--    $60,201  $238,851 $25,009 $15,088
                            --------  ---    -------  -------- ------- -------

      We have structured our acquisition agreements to include contingent purchase price payments to be treated as adjustments to purchase price and capitalized when determined. At December 31, 2001, we estimate the future contingent purchase price payment to be $16.5 million, which would be payable in a combination of cash, preferred stock and debt. Because of the contingent nature of this liability, under GAAP this amount has not been recorded as a liability in our financial statements. This amount primarily relates to two acquisitions and will be reflected on our financial statements as a liability and additional purchase price on the measurement date. Approximately $8.0 million, $2.7 million and $5.8 million have measurement dates of May 1, 2002, December 31, 2002 and December 31, 2003, respectively. Please read "--Acquisitions" above and Note 2, "Acquisitions and Divestitures," to our financial statements included elsewhere in this prospectus.

      Our preferred stockholders have various put rights that are exercisable upon specific events. Please read "Description of Put Rights," Note 5, "Stockholders' Equity" and Note 6, " Redeemable Preferred Stock and Common Stock Warrants" in our financial statements included elsewhere in this prospectus.

CRITICAL ACCOUNTING POLICIES

      Our discussion and analysis of our financial condition and results of operations are based upon our financial statements, which have been prepared in accordance with GAAP. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses. We continually evaluate our estimates, which are based on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

      We believe that the following critical accounting policies affect our more significant judgments and estimates used in the preparation of our financial statements.

REVENUE RECOGNITION

      We follow very specific and detailed guidelines in measuring revenue; however, judgments we make affect the application of our revenue policy. Specifically, premiums and commissions receivable from clients, premiums payable to insurance companies, and the related commission income are recorded on the later of the effective date of the policy or the billing date. Installment premiums and related commissions are recorded periodically as billed. Commissions on premiums billed and collected directly by insurance companies and commission adjustments, including policy cancellations and override commissions, are recorded when estimable or received. Contingent commissions are recorded at the earlier of notification by the insurance company or receipt. Fees for services rendered are recorded as earned. Revenue results are difficult to predict, and any shortfall in projected revenue or delay in recognizing revenue could cause our operating results to vary significantly from quarter to quarter.

      Premiums and commissions receivable in the consolidated balance sheets are net of allowances for doubtful accounts. The allowance for doubtful accounts is established through a charge to Other Operating Expenses. The allowance is based on estimates and assumptions using historical data to project future experience. We periodically review the adequacy of this allowance and make adjustments as necessary. The use of different estimates or assumptions could produce different results.

BUSINESS ACQUISITIONS AND PURCHASE PRICE ALLOCATIONS

      We have completed over 100 acquisitions. All of these acquisitions have been accounted for using the purchase method, and their related net assets and results of operations were included in our financial statements on their respective acquisition dates. A majority of the acquisitions have provisions for a reduction in consideration if the acquired company does not meet targeted financial results. Additionally, a majority of the acquisitions have provisions for contingent additional consideration if the acquired company achieves financial targets. Additional consideration or a reduction in consideration resulting from acquisition contingency provisions is recorded as an adjustment to intangible assets when the contingency is determined.

      In connection with these acquisitions, we recorded intangible assets, which represent expiration rights, non-compete agreements and the excess of costs over the fair value of identifiable net assets acquired (goodwill). Expiration rights are records and files obtained from acquired businesses that contain information on insurance policies and clients and other information that is essential to policy renewals. Expiration rights are being amortized on a straight-line basis over their estimated lives, which range from 5 to 10 years. The costs of non-compete agreements are amortized on a straight-line method over the terms of the agreements, which range from 4 to 7 years. Goodwill was amortized on a straight-line basis over 25 years. We stopped amortizing goodwill on January 1, 2002, when we adopted SFAS No. 142, "Goodwill and Other Intangible Assets." Please read "--New Accounting Pronouncements" below.

INTANGIBLE ASSETS IMPAIRMENT

      We assess the recoverability of our goodwill and other intangibles based on assumptions regarding estimates of future cash flows and fair value based on current and projected revenues, EBITDA, business prospects, market trends and other economic factors. In the fourth quarter of 2001, we believed that the intangible assets of USIA were impaired after considering USIA's actual and projected EBITDA margins. Following the provisions of SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and Long-Lived Assets to Be Disposed Of," we considered the sum of the undiscounted cash flows to be derived from USIA over the remaining amortization period and reduced the carrying value of USIA's intangible assets to the estimated fair value. This resulted in an impairment charge of $43.0 million against goodwill and expiration rights in the fourth quarter of 2001. Please read "--Integration Efforts and USIA Related Matters" above.

      Future events could cause us to conclude that impairment indicators exist and that our remaining goodwill and other intangibles are impaired. Any resulting impairment loss could have a material adverse effect on our reported financial position and results of operations for any particular quarterly or annual period.

INCOME TAXES

      We account for income taxes in accordance with SFAS No. 109, "Accounting for Income Taxes," which requires that deferred tax assets and liabilities be recognized using enacted tax rates for the effect of temporary differences between the book and tax bases of recorded assets and liabilities. SFAS No. 109 also requires that deferred tax assets be reduced by a valuation allowance if it is more likely than not that some portion or all of the deferred tax asset will not be realized after considering all relevant evidence.

      We evaluate the recoverability of our net deferred tax assets on a quarterly basis and adjust, as necessary, the valuation allowance if it is determined that the deferred tax asset is more likely than not to be realized. In assessing the valuation allowance, we consider all available evidence, which includes our historical losses and projected future taxable income. In 2001, we recorded a valuation allowance of $15.0 million to eliminate our deferred tax assets as it was determined that it is more likely than not that we would not be able to realize any of our deferred tax assets. In the event we were to determine that we would be able to realize our deferred tax assets in the future, an adjustment to our deferred tax assets would increase income in the period such determination was made.

DEBT COVENANTS

      Our existing credit facility requires us to maintain financial covenants. Future operating results and continued compliance with our debt covenants cannot be assured and our lenders' actions are not controllable by us. If our projections of future operating results are not achieved, which may result in a violation of our financial covenants, and our lenders do not provide a waiver or amendment, we could experience a material adverse effect on our reported financial position and results of operations for any particular quarterly or annual period.

      In addition, under the provisions of our existing credit facility, we are generally prohibited from repurchasing shares of our capital stock, subject to specified permitted monetary thresholds. As a result, if the put rights described under "Description of Put Rights" are exercised, we may be required to repurchase the related shares in excess of the monetary thresholds provided for under our existing credit facility. If the lenders under our existing credit facility do not waive the applicable limitations, we may be in default under our obligations to repurchase the shares put to us, or, if we effected the repurchase, we may be in default under our existing credit facility.

LITIGATION MATTERS

      We are subject to various claims, lawsuits and proceedings that arise in the normal course of business. We do not believe we are a party to any claims, lawsuits or legal proceedings that will have a material adverse effect on our reported financial position and results of operations. As further discussed in
Note 13, "Contingencies," in our financial statements included elsewhere in this prospectus, we have accrued a liability for our best estimate of the probable cost of the resolution of these claims. This estimate has been developed in consultation with internal and external counsel that is handling our defense in these matters and is based upon a combination of litigation and settlement strategies. To the extent additional information arises or our strategies change, it is possible that our best estimate of our accrued liability in these matters may change, which could have a material adverse effect on our financial position and results of operations for any particular quarterly or annual period.

NEW ACCOUNTING PRONOUNCEMENTS

      In June 2001, the Financial Accounting Standards Board, or FASB, issued SFAS No. 141, "Business Combinations," which eliminates the pooling-of-interests method of accounting for all business combinations initiated after June 30, 2001 and addresses the initial recognition and measurement of goodwill and other intangible assets acquired in a business combination. We did not initiate any business combinations after June 30, 2001, so SFAS No. 141 had no effect on our financial statements included elsewhere in this prospectus.

      In June 2001, the FASB issued SFAS No. 142, which addresses the financial accounting and reporting standards for the acquisition of intangible assets outside of a business combination and for goodwill and other intangible assets subsequent to their acquisition. This accounting standard requires that goodwill be separately disclosed from other intangible assets in the statement of financial position, and no longer be amortized but tested for impairment at least annually. Intangible assets deemed to have indefinite lives will no longer be amortized but will also be subject to impairment tests on a periodic basis. Other intangible assets will continue to be amortized over their useful lives. Goodwill amortization expense in 2001, 2000 and 1999 was $10.7 million, $11.1 million and $9.2 million, respectively. We will test goodwill for impairment using the two-step process prescribed in SFAS No. 142. The first step is a screen for potential impairment, while the second step measures the amount of the impairment, if any. We expect to perform the first of the required impairment tests of goodwill and indefinite-lived intangible assets as of January 1, 2002 in the first quarter of 2002. Any impairment charge resulting from these transitional impairment tests will be reflected as the cumulative effect of a change in accounting principles in the first quarter of 2002. We have not yet determined what the effect of these tests will be on our financial position or results of operations.

      In August 2001, the FASB issued SFAS No. 144, which addresses financial accounting and reporting for the impairment or disposal of long-lived assets and supersedes SFAS No. 121, "Accounting for the Impairment of Long-Lived
Assets and Long-Lived Assets to Be Disposed Of," and accounting and reporting provisions of Accounting Principles Board Opinion No. 30, "Reporting the
Results of Operations," for a disposal of a segment of a business. SFAS No. 144 is effective for fiscal years beginning after December 15, 2001. We adopted
SFAS No. 144 as of January 1, 2002. Adoption of the statement is not expected to have a significant effect on our financial position or results of operations.

                                   BUSINESS

      UNLESS OTHERWISE INDICATED, THE INFORMATION CONTAINED IN THIS SECTION EXCLUDES INFORMATION AND DATA RELATING TO USIA, WHICH WE SOLD IN APRIL 2002.

      We are a leading distributor of insurance and financial products and services to small and mid-sized businesses. Founded in 1994, we have grown organically and through acquisitions to become the sixth largest insurance broker in the United States and a leading provider of employee health and welfare products and related consulting and administration services. We currently have approximately 60,000 small and mid-sized business clients. Our sales and marketing efforts are focused primarily on serving middle-market businesses. The products and services we distribute and offer can be categorized as:

INSURANCE BROKERAGE

      . General and specialty property and casualty insurance, which we refer to as P&C insurance

      . Individual and group health, life and disability insurance, which we refer to as group employee benefits insurance

SPECIALIZED BENEFITS SERVICES

      . Core benefits (health and welfare)

      . Benefits enrollment and communication

      . Executive and professional benefits

      Approximately 82% of our revenues for the year ended December 31, 2001 was derived from our Insurance Brokerage segment. Within this segment, approximately 65% relates to P&C insurance and 35% to group employee benefits insurance. The remaining approximate 18% of our revenues was derived from our Specialized Benefits Services segment. Within this segment, approximately 55% relates to core benefits, 23% to benefits enrollment and communication and 22% to executive and professional benefits.

      Our sales and marketing efforts are primarily focused on distributing insurance and financial products and services to middle-market businesses. According to the U.S. CENSUS BUREAU, in 1999 there were approximately 1.1 million businesses employing between 20 and 999 employees. We believe that this target market remains underpenetrated and includes companies that provide us with significant opportunities for future growth. Small to mid-sized businesses have traditionally purchased insurance and financial products and services from a highly fragmented group of providers, including insurance brokers, direct writers, benefits consultants, commercial banks and securities brokers. We believe that few of these companies are capable of providing the full array of products and services sought by their clients.

      As a result, a key element of our sales strategy is to provide superior customer service and convenience to our clients by serving as a single distribution point for their multiple insurance and financial products and services needs. Our sales approach includes performing a full needs and priorities assessment, which we believe allows our sales professionals to better understand the needs of our clients and identify opportunities where multiple products and services may be cross-sold. A team of sales professionals and product specialists with the requisite expertise is organized to respond to and fulfill our clients' needs. We have approximately 360 sales professionals and product specialists based in 60 offices in 20 states. After the initial sale, we focus on maximizing client retention by continuously monitoring the changing needs of our clients and providing them with additional products and services. We use sales management software which monitors current and prospective sales information by individual sales professional, by region and in the aggregate.

      To expand our middle-market customer base and the scope of products and services we distribute and offer, we have formed marketing relationships with a number of leading insurance and financial services companies. Currently, we have agreements with Ceridian, Chubb, Sovereign Bancorp, UnumProvident and Zurich. These companies have further supported our strategy by making equity investments in us.

      Our national scope, breadth of core and specialized products and services and relationships with insurance and financial services providers enable us to offer our clients products and services typically provided by national and global insurance brokers. However, our local presence in 20 states enables us to provide our clients with the high degree of customer service that they would typically only receive from regional and local brokers. We differentiate ourselves from our competitors by delivering full-service capabilities with high-quality customer service.

      We have built a national distribution system with operations in 20 states through the acquisition, consolidation and integration of over 90 insurance brokers and related businesses. Substantially all of these acquisitions were completed before December 31, 1999. In the past two years, we have shifted our focus mostly toward integrating these operations. We have committed significant resources to establishing operating and financial reporting standards and conforming the technology platforms utilized by our various business units. A key component of our integration effort also included standardizing and institutionalizing our sales strategy and introducing technology to monitor, report and forecast performance. From our first full year of operations in 1995 through 2001, we have grown our revenues, organically and through acquisitions, from $51.9 million to $313.4 million.

      We have strong financial sponsorship from leading private equity investment firms and financial institutions. Capital Z, our largest
stockholder, will own     % of our common stock after this offering. Capital Z
is a leading private equity investment firm focused on the financial services sector, with significant experience in the insurance area. Upon the
consummation of this offering, approximately     % of our diluted voting equity
will be held by the following unaffiliated financial institutions or their respective affiliates: Zurich, JPMorgan Chase, UnumProvident, Chubb, Travelers, Ceridian and Sovereign Bancorp.

INDUSTRY

INSURANCE BROKERAGE

      Insurance brokerage companies principally serve businesses, public institutions and individual clients, which we refer to as "insureds," by placing general and specialty insurance coverages on their behalf with insurance carriers, which we refer to as "insurers," and providing risk management consulting services. Through their knowledge of the insurance market and preferred relationships with insurers, insurance brokers are able to assist their clients by negotiating competitive rates and policy terms. Insurance brokers also serve as a distribution channel for insurers and perform much of the administrative and customer service functions insurers would have to otherwise perform were they to sell insurance coverage directly. Insurance brokers are typically compensated by commissions paid by insurers on the premium volume placed. These services, whether to individuals or institutions, are generally referred to as retail brokering. Other segments of the insurance brokerage industry are wholesale and reinsurance brokering; however, we do not have substantial operations in these areas.

      In 2000, the top 100 domestic insurance brokers generated revenues in excess of $13.3 billion according to an annual survey in BUSINESS INSURANCE's July 16, 2001 issue. Revenues for the top 100 domestic brokers have grown at an annual rate of approximately 7% from a total of $9.6 billion in revenues in 1995 according to BUSINESS INSURANCE's July 22, 1996 issue. Over the same period, the industry has gone through a period of rapid consolidation led by three brokers: Marsh & McLennan Companies, Inc., Aon Corporation and Willis Group Holdings Limited, with respective domestic market shares of approximately 31%, 21% and 5%. Nine of the top 20 domestic brokers in 1995, as reported in BUSINESS INSURANCE's July 22, 1996 issue, have since been acquired by competitors. Beyond the top three brokers, who focus primarily on Fortune 2000 companies globally, the brokerage sector is highly fragmented, with the next 97 largest brokers having an approximate 43% market share. We were ranked as the sixth largest domestic insurance broker in 2000 according to BUSINESS INSURANCE's July 16, 2001 issue, with a 2.7% market share. Beyond the top 100 brokers in the U.S., there were an estimated 37,150 smaller insurance brokers focusing on small and mid-sized business markets in 1998, according to CONNING INSURANCE RESEARCH & PUBLICATIONS. We believe that the industry will provide significant consolidation opportunities in the years to come.

      PROPERTY AND CASUALTY INSURANCE. Changes in insurance premium rates have had a significant effect on the P&C insurance brokerage sector over the past decade, serving as a catalyst for much of the consolidation it has experienced. For more than a decade prior to 2000, heavy competition for market share, as a result of an expansion in underwriting capacity of insurance companies, resulted in low premium rates for P&C insurance. This "soft market," which is an insurance market characterized by flat or declining premium rates, generally resulted in flat or reduced renewal commissions for insurance brokers. Years of underwriting losses for insurance companies and the downward turn in the equity markets caused insurers to increase premium rates starting in mid- to late 2000. Additionally, the insurance industry was affected by the events of September 11, 2001, which resulted in the largest insurance loss in America's history and accelerated increases in premium rates for some lines of P&C insurance. Periods characterized by increasing premium rates are referred to as "hard markets" and generally result in increased commission revenues for insurance brokers. However, to offset the increase in insurance rates, some insureds respond by either reducing coverage, self-insuring or eliminating coverage altogether. The longevity of the current hard market and its future effect on the insurance brokerage industry is difficult to predict.

      EMPLOYEE BENEFITS INSURANCE. Employee benefits brokers and consultants principally serve businesses and their employees by providing access to group and individual medical, life and disability insurance products and services. In addition to functioning as a distributor, benefits brokers and consultants also provide advice on benefit plan design and often perform administrative services for their clients.

      According to the EMPLOYEE BENEFIT RESEARCH INSTITUTE, total spending on employee benefits, excluding retirement benefits, was an estimated $428 billion, accounting for approximately 8% of employers' total spending on compensation in 1999. Of the $428 billion, approximately 80% related to health benefits, with the balance spent on other benefits, including unemployment, life and workers' compensation insurance. The design, implementation and administration of such employee benefits programs have become more challenging and sophisticated with changing regulatory guidelines and the increasing scope of benefit offerings. The market for such services remains relatively fragmented and is served by global insurance brokers, specialized benefits consultants, insurance companies and local and regional consultants, each with varying degrees of full-service capabilities.

      The health benefits industry continues to realize growth in premium rates and volume driven by demographic trends and escalating healthcare delivery costs. According to MERCER/FOSTER HIGGINS NATIONAL SURVEY OF EMPLOYER-SPONSORED HEALTH PLANS, the total average health benefit cost per active employee was $5,162 in 2001, representing a 12.1% increase over the average in 2000. The survey forecasts this amount to increase an additional 12.8% in 2002. Health benefits spending has also grown in relation to total spending on employee benefits, accounting for 80% of total benefits, excluding retirement benefits, in 1999 as compared to approximately 36% in 1960. To augment employer-sponsored plans, businesses have started to make supplemental benefits products, including individual life, long-term care and disability insurance available to their employees. We believe that these trends will continue to provide employee benefits brokers with significant growth opportunities.

RETIREMENT PRODUCTS AND SERVICES

      Retirement plan brokers and consultants provide businesses with investment-related services. These services primarily include the placement of retirement plan assets with retail and institutional mutual fund managers and insurance companies. In addition, retirement services companies provide plan design, consultation on administrative, related legal, regulatory compliance matters and employee communication services.

      Mutual fund companies, securities brokerage firms, benefits and actuarial consulting firms and insurance brokerage companies dominate the retirement services industry. Insurance brokerage and benefits consulting firms compete in this market by highlighting their independence and their resulting ability to provide unbiased investment advice to clients. Furthermore, companies such as ours that are capable of providing plan liability analysis for defined benefit plans in addition to asset placement services are uniquely positioned relative to other competitors.

      Growth in retirement programs is being driven by demographic and wealth trends and, more specifically, the broadening scope of retirement plan options afforded to employees. Traditionally, employers provided their employees with the opportunity to participate in defined benefit, or DB, plans that provide fixed, annuity-like benefit payments upon retirement. These programs do not offer employees the flexibility to choose where the underlying plan assets are invested and consequently do not offer the opportunity to realize variable retirement benefits linked directly to investment performance. However, over the past two decades, there has been a marked shift toward defined contribution, or DC, plans which provide employee participants with the ability to make individual asset allocation decisions which can directly affect the potential value of their retirement benefits. This shift has resulted in increased employee participation in employer-sponsored retirement plan programs and a corresponding increase in the total invested assets in retirement programs. Based on industry research, total domestic DC and DB invested assets in 1997 were $3.5 trillion versus an estimated $4.9 trillion in 2000. Total DC and DB invested assets are projected to grow to $6.4 trillion by 2005, with DC assets expected to grow at more than twice the rate of DB assets. Over the same time periods, the number of persons participating in these plans has grown from 71 million to an estimated 78 million and is projected to grow to 85 million. Given these trends, we expect the retirement plan services industry to realize sustained growth.

COMPETITIVE STRENGTHS

      We believe that the following competitive strengths will be material in enhancing our growth, profitability and standing in the industry:

      . A LEADING DISTRIBUTOR OF INSURANCE AND FINANCIAL PRODUCTS AND SERVICES
        TO SMALL AND MID-SIZED BUSINESSES. According to an annual survey in BUSINESS INSURANCE's July 16, 2001 issue, we are the sixth largest insurance broker in the United States. When measured by revenues, we believe that we are a leading distributor of employee benefits and related services to the middle-market. We achieved this market position by growing our customer base to include approximately 60,000 small and mid-sized business clients and building a national distribution capability with offices in 20 states. With the scale and scope of our operations, customer base and product/service set, we believe that we are well positioned to serve as an effective distribution channel to small and mid-sized businesses.

      . SINGLE PROVIDER OF A BROAD ARRAY OF PRODUCTS AND SERVICES. We distribute and offer over 20 insurance and financial products and services. We believe that the convenience we offer to our clients by being a single distribution point for these multiple products and services coupled with the comprehensive advice we are able to provide gives us a competitive advantage over other P&C-focused brokerage firms. Furthermore, our sales culture, organizational structure and compensation practices incentivize our sales professionals to provide multiple products and services to their clients.

      . CONSISTENT GROWTH THROUGH INSURANCE CYCLES. With approximately 53% of our revenues in 2001 derived from the placement of P&C products, our results tend to benefit from increasing P&C rate environments. In addition, we believe that our financial results are less affected by declining P&C rate environments because of our revenue diversification. Our annual organic revenue growth rate was approximately 9% in both 2000 and 2001, as adjusted for non-recurring revenues in 2000.

      . STRATEGIC RELATIONSHIPS WITH LEADING FINANCIAL SERVICES COMPANIES. We currently have marketing agreements with Ceridian, Chubb, Sovereign Bancorp, UnumProvident and Zurich. Under our agreements with Zurich and Chubb, which were entered into in 1998 and 2001, respectively, we distribute specialty P&C insurance products. Through our relationship with UnumProvident, which commenced in 2000, we distribute supplementary voluntary insurance products through our worksite marketing program. Today, we are a leading distributor of these products for UnumProvident. In October 2001, we signed a marketing agreement with Ceridian, a leading payroll services provider in the United States, under which we sell our respective products and services to each other's customers. We entered into a similar agreement with Sovereign Bancorp in January 2002 to sell our products and services to Sovereign Bancorp's business customers. The Ceridian, Chubb and Sovereign Bancorp relationships are all currently being launched. We believe that these arrangements help differentiate us from our competitors and provide opportunities to generate incremental revenues.

      . CUSTOMIZED SALES MANAGEMENT SOFTWARE. We utilize customized software which enables our regional and corporate management to review the revenues expected to be generated by our sales professionals so that we are better able to forecast our financial results and manage our business. The software also serves as a useful management tool for our sales professionals.

      . EXPERIENCED AND MOTIVATED MANAGEMENT TEAM. We have a very experienced senior management team. Our top nine executive officers have over 150 years of combined experience in the insurance brokerage and financial services industries and are supported by a group of highly motivated professionals throughout our operations. Our chairman, president and chief executive officer, David L. Eslick, has been with us since 1997. During his 21 years in the industry, he has gained substantial experience in financial services, the management of national employee benefits and insurance distribution operations, the development of cross-selling strategies, and operational integration. Upon the consummation of this offering, our senior management, top sales professionals and key employees will be incentivized by a variety of equity incentives and performance bonuses.

BUSINESS STRATEGY

      Our objective is to build stockholder value, and, to achieve this, we will focus on capitalizing on our competitive strengths and implementing the business strategies outlined below:

      . INCREASE OPERATING EFFICIENCIES. We expect to realize earnings growth through our continued focus on increasing our EBITDA margin. As a result of our integration efforts and the P&C hard market, our adjusted EBITDA margin grew from 18.7% in 1999 to 20.7% in 2001. We expect to realize continued improvement in our EBITDA margin by consolidating the back-office operations of our insurance brokerage businesses on a regional basis, completing fold-in and strategic acquisitions and increasing the productivity of our sales professionals. Our management is incentivized to improve EBITDA margin by a variety of equity incentives and performance bonuses.

      . INCREASE CROSS-SELLING PENETRATION. Over the past two years, our organizational structure, culture and sales force incentives have been designed to motivate our sales professionals to cross-sell. Approximately 19% of our gross new business (I.E., estimated commissions and fees on an annual basis from products or services sold to new clients or additional products or services sold to existing clients) for the year ended December 31, 2001 was from cross-selling. We separately track our cross-selling penetration rate for the 400 largest customers among our reporting units and have found that we have cross-sold at least two of our five product and service line offerings to approximately 43% of them. We continue to train and provide financial incentives to our sales professionals to increase the percentage of our gross new business from cross-selling.

      . PURSUE FOLD-IN AND STRATEGIC ACQUISITIONS. We have a strong track record of growing through acquisitions, having purchased and integrated over 90 businesses with approximately $230 million in revenues. We intend to continue making selective acquisitions of businesses currently operating in our geographic footprint and consolidating their operations into our existing infrastructure. Our acquisition criteria include strong financial performance, talented management who subscribe to our strategic focus on cross-selling, specialized areas of expertise, critical geographic presence and excellent client and insurance carrier relationships.

OPERATIONS

      We are currently organized into five geographic reporting units and one product line reporting unit. Each of these businesses is managed by a chief executive officer and a chief financial officer. Through this organizational structure, we seek to maintain day-to-day management responsibility and controls at the reporting unit level, enabling employees at that level to be responsive to our clients', product manufacturers' and employees' needs. At the same time, however, through the policies and procedures we instituted, senior management is able to monitor effectively our nationwide operations. These policies and procedures include preparing monthly operating, financial and sales reports for each region to corporate management.

SALES

      Our sales strategy is to be a single distribution point to middle-market businesses, serving their insurance and financial products and services needs. Consequently, our sales strategy emphasizes:

      . using consultative needs assessment to identify our clients' insurance and business services priorities;

      . promoting teamwork between sales professionals and product specialists on a local and national basis to cross-sell multiple financial products and services; and

      . maintaining an on-going consultative and trusted-advisor relationship with our clients to increase client retention.

      Of our approximately 360 sales professionals, 330 are in the Insurance Brokerage segment and 30 are in the Specialized Benefits Services segment. We evaluate our sales professionals by measuring the revenues they generate from new business and cross-selling and the revenues they are able to retain from existing clients.

      We originate sales opportunities through a number of channels. We focus primarily on selling products and services to new and existing clients on a direct basis. In addition, we sell through approximately 160 professional associations and affinity groups. We have also found that forming practice groups focused on specific industries, such as environment, entertainment and construction, generates sales opportunities by virtue of the recognition we develop in those industries. We expect the contribution from strategic partner referrals to increase over time as the majority of our current marketing relationships were entered into in the fourth quarter of 2001.

      A fast-growing component of our sales strategy is to distribute supplementary voluntary insurance products to employees of our business clients through worksite marketing arrangements. Under this program, we administer the annual employee benefits open enrollment function for our business clients, in which their employees must re-confirm or modify existing individual benefits elections. We administer this program through teams of enrollment specialists who conduct one-on-one advisory sessions with employees. During these sessions, we are permitted to offer the clients' employees voluntary supplementary insurance products, such as additional life or disability insurance, which are paid for directly through employee payroll deductions. Our business clients benefit by having this labor and time intensive process outsourced and by receiving accurate, updated employee demographic information for their employee databases. We earn commissions on the sale of supplementary insurance products. We have streamlined our costs to administer these programs by developing expertise in logistics and operations management and through the development of benefits enrollment software applications. In 2001, we enrolled 150,000 employees for 62 business clients and sold approximately $25 million in premiums in voluntary supplementary insurance products. Since acquiring this business capability in 1999, we have grown revenues approximately 300% and have cross-sold the service to 35 existing clients. We believe that this sales channel can ultimately be used to distribute non-insurance-related financial products and services as well.

      We utilize sales force automation, or SFA, software to manage and track the progression and status of sales prospects. Through regular updates to the system by our sales professionals, we are able to monitor sales opportunities as they evolve from the initial prospect phase through ultimate acceptance or refusal by the client. Detailed information on each sales prospect, including client information, size of revenue opportunity and type of product being sold, is recorded. As a result, SFA is able to serve as both a contact management application for our sales professionals and a business management tool for our regional and corporate sales management executives.

PRODUCTS AND SERVICES

      We are able to serve as a single distribution point for our clients due to the scope of products and services we offer. Our Insurance Brokerage segment includes the placement of general and specialty P&C insurance, as well as group employee benefits insurance. Through our Specialized Benefits Services segment, we offer related core benefits (health and welfare), enrollment and communications services and executive and professional benefits. A description of how we are compensated for these services can be found under the caption "Management's Discussion and Analysis of Financial Condition and Results of Operations--General."

      The chart below lists a selection of the principal insurance and financial products and services that we distribute and offer.

                          INSURANCE BROKERAGE SEGMENT

--------------------------------------------------------------------------------

PROPERTY AND CASUALTY INSURANCE     GROUP EMPLOYEE BENEFITS INSURANCE
-------------------------------     ---------------------------------
.. General Commercial Liability                . Health
.. Workers' Compensation                       . Life
.. Fidelity and Surety Bonds                   . Disability
.. Professional Liability                      . Dental
.. Personal Lines (Auto, Home, etc.)
.. Affinity Marketing

                     SPECIALIZED BENEFITS SERVICES SEGMENT

--------------------------------------------------------------------------------

                                     BENEFITS ENROLLMENT               EXECUTIVE AND
        CORE BENEFITS                 AND COMMUNICATION            PROFESSIONAL BENEFITS
------------------------------ ------------------------------- ------------------------------
..Health and Welfare            .Core Benefit Enrollment        .Bank Owned Life Insurance
  Consulting,Administration    .Supplemental Individual Life    (BOLI)
..Defined Contribution           and Disability Insurance       .Company Owned Life
    Consulting, Record Keeping .Supplemental Critical Care and   Insurance(COLI)
..Defined Benefit/Actuarial      Cancer Insurance               .Executive Disability
 Consulting, Administration                                     IncomeInsurance
..Related Legal/Compliance                                      .Estate Planning
 Consulting, Research                                          .Individual Financial Planning
..Employee Benefits
  Outsourcing

      PROPERTY AND CASUALTY INSURANCE. We place P&C insurance, including general commercial liability, workers' compensation, fidelity and surety bonds, professional liability and personal lines. Revenues generated from the sales of these products and services accounted for approximately 53% of our revenues for the year ended December 31, 2001.

      GROUP EMPLOYEE BENEFITS INSURANCE. We place individual and group health, life, disability and dental insurance, as well as individual long-term care insurance. These policies are underwritten by life and health insurance carriers and health maintenance organizations, or HMOs. Revenues generated from the sales of these products and services accounted for approximately 29% of our revenues for the year ended December 31, 2001.

      CORE BENEFITS. Core Benefits covers a broad spectrum of benefit and retirement plan related consulting and administration services. Employee benefits services include plan design and related outsourcing services and related legal and compliance consulting. Retirement plan services include plan design, communication and administration (both defined contribution and defined benefit). Revenues generated from the sales of these products and services accounted for approximately 10% of our revenues for the year ended December 31, 2001.

      BENEFITS ENROLLMENT AND COMMUNICATION. We administer the annual employee benefits open enrollment function for our business clients. In conjunction with the administrative services we provide, our enrollment counselors sell voluntary supplementary insurance products such as additional life or disability insurance to our clients' employees. Revenues generated from the sales of these products and services accounted for approximately 4% of our revenues for the year ended December 31, 2001.

      EXECUTIVE AND PROFESSIONAL BENEFITS. Our Executive and Professional Benefits division provides consulting, administration and funding strategies for executive benefits programs. Our primary line of business is in the design and implementation of supplemental executive retirement plans and other non-qualified executive benefits programs. We are also a distributor of bank-owned life insurance programs. Lastly, we provide other executive benefits services to individuals or corporate clients such as executive disability benefits planning, estate planning, individual financial planning and executive benefits communications. Revenues generated from the sales of these products and services accounted for approximately 4% of our revenues for the year ended December 31, 2001.

INSURANCE CARRIERS

      We maintain relationships with over     insurance carriers in the United
States, placing over $     billion in annual premium volume in 2001.
Commissions and fees generated through the sale of products connected with our
top ten insurance carriers represented     % of our revenues in 2001, and no
single insurance carrier's products represented more than     % of our total
commissions and fees in 2001.

CUSTOMERS

      We currently have approximately 60,000 small and mid-sized business clients. Revenues generated by our ten largest clients accounted for 5.5% of our commissions and fees in 2001, while no single client in this group represented more than 1.0% of our commissions and fees in 2001.

COMPETITION

      The insurance brokerage industry is highly competitive. We face competition from other brokerages, insurance companies, banks and other financial services companies. In addition to direct competition from the insurance companies, new sources of competition are emerging as commercial banks accelerate their efforts to diversify their financial services to include insurance brokerage services (often through the acquisition of established insurance brokerages) for greater flexibility to create and market insurance products.

      We compete for clients on the basis of reputation, client service, program and product offerings and the ability to tailor our products and risk management services to the specific needs of a client. We believe that we are in a favorable competitive position in most of the meaningful aspects of our business because of our broad array of products and services, diversity of distribution channels, industry focus and expertise, and management experience. We believe our most significant competitors will be brokers which pursue an acquisition or consolidation strategy similar to ours, which include Arthur J. Gallagher, Brown & Brown, Hilb, Rogal and Hamilton and Hub International Limited.

REGULATION

      Our activities in connection with insurance brokering and related administrative and other services are subject to regulation and supervision by state authorities. Although the scope of regulation and form of supervision may vary from jurisdiction to jurisdiction, insurance laws are often complex and generally grant broad discretion to supervisory authorities in adopting regulations and supervising regulated activities. This supervision generally includes the licensing of insurance brokers and agents and the regulation of the handling and investment of client funds held in a fiduciary capacity. Our continuing ability to provide insurance products and related employee benefits services in the jurisdictions in which we currently operate is dependent upon our compliance with the rules and regulations promulgated from time to time by the regulatory authorities in each of these jurisdictions.

      USI Securities, Inc., our subsidiary, is a broker/dealer for mutual funds and a securities and investment adviser regulated by the National Association of Securities Dealers, Inc. and the SEC. Under SEC regulations, USI Securities, Inc. must maintain minimum net capital reserves.

EMPLOYEES

      At December 31, 2001, we had approximately 2,100 employees, of which approximately 360 are sales professionals. We are not involved in any material disputes with employees and believe that relations with our employees are good.

      The ten top revenue producing sales professionals during 2001 represented 9.7%, of our commissions and fees for the year. No single salesperson was responsible for more than 2.1% of our commissions and fees in 2001.

PROPERTIES

      We lease substantially all our operating space and do not own significant real estate.

LEGAL PROCEEDINGS

      We are subject to various claims, lawsuits and proceedings that arise in the normal course of business. These matters principally consist of alleged errors and omissions in connection with the placement of insurance and rendering administrative or consulting services and are covered in whole or in part by insurance. On the basis of present information, anticipated insurance coverage and advice received from counsel, it is the opinion of our management that the disposition or ultimate determination of these claims, lawsuits or proceedings will not have a material adverse effect on our financial position or results of operations.

OTHER

      This description of our business gives effect to the disposition of USIA in April 2002. USIA accounted for $74.8 million of total revenues in the year ended December 31, 2001 and had approximately 1,100 employees. We will reflect USIA as a discontinued operation in the first quarter of 2002. Please read "Management's Discussion and Analysis of Financial Condition and Results of Operations--Integration Efforts and USIA Related Matters."

                                  MANAGEMENT

DIRECTORS, EXECUTIVE OFFICERS AND REGIONAL CHIEF EXECUTIVE OFFICERS

      The following table sets forth information regarding our directors, executive officers and regional chief executive officers as of April 30, 2002. There are no family relationships among any of our directors, executive officers and regional officers.

NAME                           AGE                       POSITION
----                           --- ----------------------------------------------------
David L. Eslick(1)............ 43  Chairman, President and Chief Executive Officer
Edward J. Bowler.............. 45  Senior Vice President, Chief Financial Officer
Ernest J. Newborn, II......... 44  Senior Vice President, General Counsel and Secretary
Suneel Mandava................ 28  Senior Vice President, Corporate Development
John D. Collado............... 46  Regional Chief Executive Officer, USI Southwest
F. Dudley Fulton.............. 53  Regional Chief Executive Officer, USI Southeast
Jeffrey L. Jones.............. 47  Regional Chief Executive Officer, USI West Coast
Thomas E. O'Neil.............. 44  Regional Chief Executive Officer, USI Northeast
Douglas J. Rubinstein......... 56  Chief Executive Officer, USI Consulting Group
Wayne Fisher(1)............... 57  Director
Tony G. Holcombe.............. 46  Director
Mark W. Holden(1)............. 37  Director
Philip E. Larson, III(1)(2)(3) 31  Director
Robert Spass(1)............... 46  Director

--------
(1)Member of Executive Committee
(2)Member of Compensation Committee
(3)Member of Audit Committee

      DAVID L. ESLICK, CHAIRMAN, PRESIDENT AND CHIEF EXECUTIVE OFFICER. Mr. Eslick has served as our chairman and chief executive officer since January 2002 and has served as our president since April 1999, has previously served as our chief operating officer since July 1998 and has been one of our directors since August 1998. From January 1998 to July 1998, Mr. Eslick served as executive vice president for marketing and sales, and, from January 1997 to January 1998, Mr. Eslick served as senior vice president for marketing and sales. From October 1993 to January 1997, Mr. Eslick served as president and chief executive officer of Acordia of Cincinnati, Inc., the Cincinnati, Ohio-based subsidiary of Acordia, Inc., an insurance brokerage company. Mr. Eslick has over 20 years of industry experience.

      EDWARD J. BOWLER, SENIOR VICE PRESIDENT AND CHIEF FINANCIAL OFFICER.
Mr. Bowler has served as our senior vice president and chief financial officer since October 2001 and as senior vice president, finance from January 2000 to October 2001. From September 1997 to January 2000, Mr. Bowler served in several financial and operational positions with us. From October 1993 until September 1997, Mr. Bowler served as chief financial officer of Acordia of San Francisco, Inc., the San Francisco, California-based subsidiary of Acordia, Inc. Mr. Bowler has over 13 years of industry experience.

      ERNEST J. NEWBORN, II, SENIOR VICE PRESIDENT, GENERAL COUNSEL AND SECRETARY. Mr. Newborn has served as our senior vice president, general counsel and secretary since September 1998. From August 1997 to September 1998, Mr. Newborn served as vice president of Anthem Insurance Companies, Inc., an Indianapolis, Indiana-based insurance company. From May 1994 to August 1997, Mr. Newborn served as vice president, general counsel and secretary of Acordia, Inc., which, at the time of his tenure, was a publicly held insurance brokerage and related financial services company. Mr. Newborn has over 12 years of industry experience.

      SUNEEL MANDAVA, SENIOR VICE PRESIDENT, CORPORATE DEVELOPMENT. Mr. Mandava has served as our senior vice president of corporate development since November 2001. From March 1999 to November 2001, Mr. Mandava was an investment professional at Capital Z Financial Services Fund II, L.P. From April 1998 to February 1999, Mr. Mandava was an investment banker in the Financial Institutions Group of Merrill Lynch & Co. and from June 1996 to March 1998 at Lazard Freres & Co. LLC, where he focused on mergers and acquisitions and corporate finance transactions.

      JOHN D. COLLADO, REGIONAL CHIEF EXECUTIVE OFFICER, USI SOUTHWEST. Mr. Collado became our regional chief executive officer, USI Southwest, in 1999. From 1995 to 1999, he served as president and director of The Anderson Company, a Houston, Texas-based insurance broker acquired by us in 1996. Mr. Collado has over 23 years of industry experience.

      F. DUDLEY FULTON, REGIONAL CHIEF EXECUTIVE OFFICER, USI SOUTHEAST. Mr. Fulton became our regional chief executive officer, USI Southeast, in 1999. From 1989 to 1999, he served as president of Henderson & Phillips, a Norfolk, Virginia-based insurance broker acquired by us. Mr. Fulton has over 18 years of industry experience.

      JEFFREY L. JONES, REGIONAL CHIEF EXECUTIVE OFFICER, USI WEST COAST. Mr. Jones became our regional chief executive officer, USI West Coast, in 1999. From 1994 to 1999, he served as executive vice president and chief operating officer of TriWest Insurance Services, a Southern California-based insurance broker, acquired by us in 1994. Mr. Jones has over 25 years of industry experience.

      THOMAS E. O'NEIL, REGIONAL CHIEF EXECUTIVE OFFICER, USI NORTHEAST. Mr. O'Neil became our regional chief executive officer, USI Northeast, in 1999. From 1986 to 1999, he served as president of Carpenter & Pelton, Inc., a New York-based insurance broker acquired by us in 1996. Mr. O'Neil has over 22 years of industry experience.

      DOUGLAS J. RUBINSTEIN, CHIEF EXECUTIVE OFFICER, USI CONSULTING
GROUP. Mr. Rubinstein became our chief executive officer, USI Consulting Group, in January 2000. He previously served as our Consulting Group's chief marketing officer from September 1998 to December 1999. Mr. Rubinstein joined USI Consulting Group from Douglas & Associates. Mr. Rubinstein previously served as president and chief executive officer of Douglas & Associates since 1982. Mr. Rubinstein has over 20 years of industry experience.

      WAYNE FISHER, DIRECTOR. Mr. Fisher is president of Zurich American Insurance Company and chief risk officer of Zurich North America, with principal responsibilities for enterprise risk management, actuarial, ceded reinsurance and internal audit. Mr. Fisher joined Zurich Insurance Company at the head office in Zurich, Switzerland in 1995 as head of global specialties. Prior to joining Zurich Insurance Company, Mr. Fisher was senior executive vice president of the Continental Corporation and head of its special operations group. Prior to his employment with Continental, he held actuarial and underwriting positions at predecessors of both Commercial Union Group and Royal & Sun Alliance Insurance Group plc. Mr. Fisher is a fellow of the Casualty Actuarial Society and has served the Society as both an officer and director. He is also a member of the American Academy of Actuaries and a fellow of the Canadian Institute of Actuaries.

      TONY G. HOLCOMBE, DIRECTOR. Mr. Holcombe became one of our directors in January 2002 in connection with Ceridian Corporation's investment in our preferred stock. Mr. Holcombe has been an executive officer with several subsidiaries of Ceridian where he served as president of Ceridian Employer/Employee Services since August 2000 and was previously president of Ceridian Employer Services from November 1999 to August 2000 and president and chief executive officer of Comdata Corporation from May 1997 to November 1999. Before joining Comdata, Mr. Holcombe was the president and chief executive officer of National Processing Incorporated, a financial services company.

      MARK W. HOLDEN, DIRECTOR. Mr. Holden has been a principal of JPMorgan Partners, or JPMP, and a senior member of JPMP's financial services investment practice since 2000. JPMP is a global partnership with J.P. Morgan Chase & Co. as the primary limited partner and over $30 billion in total capital under management.

From 1998 until he joined JPMP in 2000, Mr. Holden worked as a principal with Trident II, L.P., a private equity investment partnership focused on the financial services sector. Prior to joining Trident II, L.P., he held positions at Morgan Stanley & Company from 1989 to 1992 and 1994 to 1998, where he advised financial institutions on mergers, acquisitions and financial strategy. Mr. Holden has focused exclusively on the financial services sector for approximately 11 years.

      PHILIP E. LARSON, III, DIRECTOR. Mr. Larson is a partner of Capital Z Financial Services Fund II, L.P. and has been involved in private equity investing since 1992. Prior to joining Capital Z in August 1998, he worked on private equity transactions with Zurich Centre Investments since 1995 and Morgan Stanley Capital Partners from 1992 to 1994. At Zurich Centre Investments, he focused on early-stage and late-stage venture capital investments in financial services and healthcare services companies. At Morgan Stanley Capital Partners he focused on traditional leveraged buyout transactions in a broad array of industries.

      ROBERT SPASS, DIRECTOR. Mr. Spass is a partner of Capital Z Financial Services Fund II, L.P. Prior to co-founding Capital Z in 1998, Mr. Spass was the managing partner and co-founder of Insurance Partners I, L.P. Mr. Spass also was president and chief executive officer of International Insurance Advisors, Inc., the management company of International Insurance Investors, L.P. Prior to joining International Insurance Investors, Mr. Spass was a director of investment banking at Salomon Brothers with responsibility for corporate finance relationships with the insurance industry. Prior to joining Salomon, Mr. Spass was a senior manager for Peat Marwick Main & Co., providing accounting and consulting services for the insurance industry. He currently serves on the board of directors of Universal American Financial Corporation, CERES Group, Inc., Lending Tree, Inc., Highlands Insurance Group and Aames Financial Corp.

      Within 90 days of the consummation of this offering, we intend to elect three new independent directors by resolution of our board of directors.

COMMITTEES OF THE BOARD OF DIRECTORS

EXECUTIVE COMMITTEE

      We have elected to be governed by the provisions of Section 141(c)(2) of the General Corporation Law of the State of Delaware, or DGCL, and have established our executive committee under these provisions. Our executive committee has all the powers and authority of our board of directors in the management of our business and affairs, except in respect of

      . approving or adopting, or recommending to stockholders, any action or matter expressly required by the DGCL to be submitted to stockholders for approval, and

      . adopting, amending or repealing any of our by-laws.

We call the types of actions described in the previous two bullets "full board matters." Our executive committee has the power and authority to submit recommendations to the board of directors with respect to all matters requiring action by the full board of directors prior to the board of directors taking any action.

      Prior to the consummation of this offering, each of JPMorgan Chase, CNA, Equitable, Travelers and Zurich had the right to designate a director to our executive committee. Capital Z had the right to designate two directors to our executive committee. The balance of our executive committee was comprised of one director designated by our non-management investors, other than the strategic investors, and one director designated by our most senior executive officer.

      Prior to the consummation of this offering, we intend to terminate our executive committee by resolution of our board of directors.

AUDIT COMMITTEE

      Within 90 days of the consummation of this offering, the audit committee will be composed of three independent directors. The function of the audit committee is to recommend annually to the board of directors the appointment of our independent public accountants and to review and approve, among other things:

      . management's procedures and policies relative to the adequacy of our internal accounting controls;

      . compliance with federal and state laws relating to accounting practices, including auditor independence; and

      . the scope and results of the annual audit, our financial statements and the independent accountant's fees.

COMPENSATION COMMITTEE

      Within 90 days of the consummation of this offering, we intend to add members to the compensation committee. The function of the compensation committee is to review and approve or recommend to the board of directors compensation and benefit plans or programs for officers or employees, including incentive compensation for employees who are eligible to participate in our Management Incentive Plan and our 2002 Equity Incentive Plan.

DIRECTORS' COMPENSATION

      Directors presently do not receive compensation for their service as members of the board of directors or board committees. Directors are reimbursed for reasonable out-of-pocket expenses incurred in connection with their attendance at meetings of the board of directors and board committees.

      Following this offering, each director who is not employed by us will be
paid a fee of $     for each board meeting the director attends and a fee of $
    for each committee meeting the director attends. In addition, we will grant
initial stock options in the amount of     options to each director, with
additional annual stock option grants of     options thereafter.

EXECUTIVE OFFICER COMPENSATION

      SUMMARY COMPENSATION. The following table provides summary information concerning compensation paid to, or accrued on behalf of, our former chief executive officer and each of our four other most highly compensated executive officers during the year ended December 31, 2001.

                          SUMMARY COMPENSATION TABLE

                                                         ANNUAL COMPENSATION(A)
                                                         ----------------------
                                                                                 ALL OTHER
                                                                SALARY  BONUS   COMPENSATION
              NAME AND PRINCIPAL POSITION                YEAR    ($)    ($)(B)     ($)(C)
              ---------------------------                ----  -------  ------- ------------
David L. Eslick(d)...................................... 2001  351,800  290,500    5,100
   Chairman, President and Chief Executive Officer
Ernest J. Newborn, II................................... 2001  250,000  124,500    5,100
   Senior Vice President, General Counsel and Secretary
Edward J. Bowler........................................ 2001  226,397  112,050    5,100
   Senior Vice President, Chief Financial Officer
Loren Claypool(e)....................................... 2001  275,000  110,000    5,100
   Senior Vice President
Bernard H. Mizel(d)..................................... 2001  351,800  295,000    5,100
   Retired Chairman and Chief Executive Officer

--------
(a)Officers may receive perquisites and personal benefits, the dollar amounts of which are below current SEC thresholds for reporting requirements.
(b)Amounts represent bonuses paid in 2002 for services rendered during the 2001 fiscal year.
(c)Amounts represent our matching contribution under the USI Insurance Services Corp. 401(k) Plan.
(d)Effective January 2002, Mr. Eslick succeeded Mr. Mizel as our chairman and chief executive officer.
(e)Effective February 2002, Mr. Claypool resigned from the company.

      STOCK OPTIONS AND STOCK APPRECIATION RIGHTS. No SARs were granted to any of the named executive officers during the fiscal year ended December 31, 2001. None of the named executive officers has ever received options for our stock.

EMPLOYMENT AND CHANGE OF CONTROL AGREEMENTS

      DAVID L. ESLICK. Under an amended and restated employment agreement effective January 22, 2002, Mr. Eslick serves as our chairman, chief executive officer and president. The agreement ends on December 31, 2006 and automatically renews unless Mr. Eslick is given 120 days' notice prior to its termination date. Under the agreement, Mr. Eslick is entitled to receive an annual salary of not less than $385,000. Mr. Eslick also is eligible to receive a bonus under our Management Incentive Plan and will be eligible to receive stock-based compensation under our 2002 Equity Incentive Plan. If we do not extend Mr. Eslick's agreement for another term, or if his employment is terminated either without cause or by Mr. Eslick for good reason, including a change of control and a diminution of duties, Mr. Eslick is entitled to receive three years' salary and benefits from the date of termination, plus the higher amount of the current year's target bonus or the prior year's actual bonus payment. For two years after termination of his employment, Mr. Eslick is restricted from soliciting clients, employees and previously identified acquisition targets of the USI companies.

      ERNEST J. NEWBORN, II. Under an amended and restated employment agreement effective January 22, 2002, Mr. Newborn serves as our senior vice president, general counsel and secretary. The agreement ends on December 31, 2006 and automatically renews unless Mr. Newborn is given 120 days' notice prior to its termination date. Under the agreement, Mr. Newborn is entitled to receive an annual salary of not less than $250,000. Mr. Newborn also is eligible to receive a bonus under our Management Incentive Plan and will be eligible to receive stock-based compensation under our 2002 Equity Incentive Plan. If we do not extend Mr. Newborn's agreement for another term, or if his employment is terminated either without cause or by Mr. Newborn for good reason, including a change of control and a diminution of duties, Mr. Newborn is entitled to receive two years' salary and benefits from the date of termination, plus the higher amount of the current year's target bonus or the prior year's actual bonus payment. For two years after termination of his employment, Mr. Newborn is restricted from soliciting clients, employees and previously identified acquisition targets of the USI companies.

      EDWARD J. BOWLER. Under an amended and restated employment agreement effective January 22, 2002, Mr. Bowler serves as our senior vice president and chief financial officer. The agreement ends on December 31, 2006 and automatically renews unless Mr. Bowler is given 120 days' notice prior to its termination date. Under the agreement, Mr. Bowler is entitled to receive an annual salary of not less than $225,000. Mr. Bowler also is eligible to receive a bonus under our Management Incentive Plan and will be eligible to receive stock-based compensation under our 2002 Equity Incentive Plan. If we do not extend Mr. Bowler's agreement for another term, or if his employment is terminated either without cause or by Mr. Bowler for good reason, including a change of control and a diminution of duties, Mr. Bowler is entitled to receive two years' salary and benefits from the date of termination, plus the higher amount of the current year's target bonus or the prior year's actual bonus payment. For two years after termination of his employment, Mr. Bowler is restricted from soliciting clients, employees and previously identified acquisition targets of the USI companies.

      LOREN CLAYPOOL. In February 2002, Mr. Claypool resigned as a senior vice president and entered into a separation agreement with us. Please read "Related Party Transactions--Other."

      BERNARD H. MIZEL. In January 2002, Mr. Mizel retired as our chairman and chief executive officer and entered into a separation agreement with us. Please read "Related Party Transactions--Other."

2002 EQUITY INCENTIVE PLAN

      We intend to adopt a new 2002 Equity Incentive Plan effective with the consummation of this offering. The board has approved the number of shares to be reserved and the basic terms of the 2002 Equity Incentive Plan. The 2002 Equity Incentive Plan will be submitted to the stockholders for approval prior to the consummation of this offering. The 2002 Equity Incentive Plan will
provide for distribution of up to     shares of our common stock to directors,
executive officers, employees and non-employee contributors.

      The 2002 Equity Incentive Plan is intended to:

       . promote our long-term financial interest and growth by attracting and retaining management personnel with the training, experience and ability to enable them to make a substantial contribution to our success;

      . to motivate management personnel by means of growth-related incentives to achieve long range goals; and

      . to further align the interests of participants with those of our stockholders through opportunities for increased share ownership in us.

      Awards may consist of options, SARs, restricted shares, dividend equivalents or other share-based awards and are granted to eligible participants under the plan.

      To date, we have operated under a Long-Term Incentive Plan under which the only type of award issued has been SARs. SAR grants to senior officers are reviewed and approved by the compensation committee. Other

SAR grants, subject to aggregate share limits set by the compensation committee, are made on a discretionary basis according to the chief executive officer's judgment as to whether grants should be awarded, withheld, or expanded, as business conditions warrant. Generally, participants vest in the economic benefits of the SARs granted in any year at the rate of 20% on each anniversary of the grant, provided the participant remains associated with us on that anniversary. In addition, all of these grants will fully vest and be deemed exercised in the event of a sale of substantially all of our assets or more than 50% of our fully diluted shares of common stock to a non-affiliated person if such a sale occurs during the participant's association with us.
       of the SARs will fully vest and be deemed exercised upon the consummation of this offering as well. As of March 31, 2002, an aggregate of approximately SARs have been issued under the current Long-Term Incentive Plan.

BENEFITS PLANS

      We have established a 401(k) retirement savings plan that is intended to qualify as a profit-sharing plan under Internal Revenue Code Section 401(a) and includes a cash or deferred arrangement that is intended to qualify under Code
Section 401(k). The plan was established and is maintained for the exclusive benefit of our eligible employees and their beneficiaries. The plan was effective January 1, 1995. We make matching contributions for active participants equal to 75% of their permitted contributions, up to a maximum of three percent of the participant's annual salary. Eligible employees are immediately 100% vested in their individual contributions and vest 20% per year in our contributions beginning with their second year of service, becoming 100% vested after their fifth year of service. Vesting in our contributions also occurs upon attainment of retirement age, death or disability.

                      PRINCIPAL AND SELLING STOCKHOLDERS

BENEFICIAL OWNERSHIP

      The following table sets forth information with respect to the beneficial ownership of shares of our common stock as of December 31, 2001 and as adjusted to reflect the sale of shares in this offering, by:

      . each person known by us to own beneficially more than 5% of our common stock;

      .   each of our directors;

      .   our named executive officers; and

      .   all of our directors and executive officers as a group.

      The amounts and percentages of common stock beneficially owned are reported on the basis of regulations of the SEC governing the determination of beneficial ownership of securities. Under the rules of the SEC, a person is deemed to be a beneficial owner of a security if that person has or shares voting power, which includes the power to vote or to direct the voting of the security, or investment power, which includes the power to dispose of or to direct the disposition of the security. Unless otherwise indicated below, each beneficial owner named in the table below has sole voting and sole investment power with respect to all shares beneficially owned, subject to community property laws where applicable. The percentage of beneficial ownership of common stock before the offering is based on 82,886,632 shares of common stock outstanding. The percentage of beneficial ownership of common stock after the
offering is based on         shares of common stock outstanding. Please read
"Capitalization" and "Description of Capital Stock."

                                                                                       SHARES BENEFICIALLY
                                                SHARES BENEFICIALLY OWNED                 OWNED AFTER-
                                                   BEFORE OFFERING(1)                      OFFERING(2)
                                                -------------------------              -------------------
                                                                          SHARES BEING
NAME                                               NUMBER      PERCENTAGE     SOLD     NUMBER   PERCENTAGE
----                                             ----------    ---------- ------------ ------   ----------
Capital Z Financial Services Fund II, L.P.(3).. 21,087,932        25.4
Zurich Financial Services Group(4).............  9,367,980        11.3
J.P. Morgan Chase & Co.(5).....................  8,929,989        10.8
CNA Financial Corporation(6)...................  7,908,731         9.5
UnumProvident Corporation(7)...................  5,356,910         6.5
David L. Eslick................................          0         0.0
Edward J. Bowler...............................          0         0.0
Ernest J. Newborn, II..........................          0         0.0
Suneel Mandava.................................          0         0.0
Wayne Fisher(8)................................  9,367,180        11.3
Tony G. Holcombe(9)............................  2,144,048         2.6
Mark W. Holden(10).............................  8,929,989        10.8
Philip E. Larson, III(11)...................... 21,087,932        25.4
Robert Spass(11)............................... 21,087,932        25.4
All directors and executive officers as a group
  (9 persons).................................. 41,529,149        50.1

--------
(1) The number of shares held and related percentages are presented on an "as if" converted basis, including preferred stock, warrants and accretion, as of December 31, 2001. Accretion was calculated based upon an assumed $7.00 price per common share, which was the share price at which series Y preferred stock was most recently purchased.

 (2)Please read "Capitalization" for a description of the shares of our common stock that will be outstanding upon the consummation of the offering.
 (3)All of these shares are issuable on conversion of series W preferred stock, including accretion, which conversion will occur automatically upon the consummation of this offering, and the exercise of series W warrants held by Capital Z Financial Services Fund II, L.P. and Capital Z Financial Services Private Fund II L.P.
 (4)Of these shares, 5,413,614 are issuable on conversion of series O preferred stock, including accretion, and 3,954,366 are issuable on conversion of series R preferred stock, including accretion, which will occur automatically upon the consummation of this offering. The shares of outstanding capital stock beneficially owned by Zurich Financial Services Group are directly held by the following affiliates of Zurich Financial Services Group: (a) Federal Kemper Life Assurance Company--523,898 shares of series O preferred stock and 316,350 shares of series R preferred stock;
    (b) Fidelity and Deposit Company of Maryland--349,265 shares of series O preferred stock and 316,350 shares of series R preferred stock; (c)
    Fidelity Life Association, a Mutual Legal Reserve Company--523,898 shares of series O preferred stock and 316,350 shares of series R preferred stock;
    (d) Kemper Corporation--1,047,798 shares of series O preferred stock and 949,048 shares of series R preferred stock; (e) Kemper Investors Life Insurance Co.--523,898 shares of series O preferred stock and 316,350 shares of series R preferred stock; (f) Maryland Casualty
    Company--1,746,327 shares of series O preferred stock and 1,265,396 shares of series R preferred stock; and (g) Universal Underwriters Insurance--698,531 shares of series O preferred stock and 474,524 shares of series R preferred stock.
 (5)Of these shares, 41,106 are issuable on conversion of series E preferred stock, including accretion, 1,271,066 shares are issuable on conversion of series N preferred stock, including accretion, 3,773,041 shares are issuable on conversion of series T preferred stock, including accretion, an aggregate of 3,844,776 shares are issuable on conversion of series W preferred stock, which conversion will occur automatically upon the consummation of this offering, and the exercise of series W warrants. Each of these shares is beneficially owned by J.P. Morgan Chase & Co. and is directly held by: (a) CB Capital Investors LLC--3,019,773 shares of series
    W preferred stock and 825,003 shares issuable upon conversion of series W warrants; (b) CBD Holdings Ltd.--1,271,066 shares of series N preferred stock and 3,773,041 shares of series T preferred stock; and (c) Hambrecht & Quist Group--41,106 shares of series E preferred stock.
 (6)Of these shares, 7,908,731 are issuable on conversion of series R preferred stock, including accretion, which will occur automatically upon the consummation of this offering. Each of these shares is beneficially owned by CNA Financial Corporation and directly held by Continental Casualty Company, an affiliate of CNA Financial Corporation.
 (7)Of these shares, 1,581,746 are issuable on conversion of series R preferred stock, including accretion, 1,631,116 shares are issuable on conversion of series W preferred stock, including accretion, and 2,144,048 shares are issuable on conversion of series Y preferred stock, including accretion, which, in each case will occur automatically upon the consummation of this offering. Provident Asset Trust I directly holds 1,581,746 shares of series R preferred stock, including accretion, of which UnumProvident Corporation disclaims beneficial ownership. Provident Life & Accident Insurance Company directly holds 1,281,115 shares of series W preferred stock, including accretion, and 350,001 shares issuable upon conversion of series W warrants. The Paul Revere Life Insurance Company directly holds 2,144,048 shares of series Y preferred stock.
 (8)All shares shown are beneficially owned as disclosed in footnote (4). Mr. Fisher disclaims beneficial ownership of these shares.
 (9)All shares shown are beneficially owned by Ceridian Corporation. Mr. Holcombe disclaims beneficial ownership of these shares.
(10)All shares shown are beneficially owned as disclosed in footnote (5). Mr. Holden disclaims beneficial ownership of these shares.
(11)All shares shown are beneficially owned as disclosed in footnote (3). Messrs. Larson and Spass each disclaim beneficial ownership of these shares.

                          RELATED PARTY TRANSACTIONS

ZURICH/USI JOINT VENTURE

      In April 1998, we entered into a joint venture agreement with an affiliate of Zurich under which we each agreed to develop insurance products and programs for the sale and distribution to each of our customers and other entities that are not-for-profit organizations. Zurich made an initial contribution equal to three months of operating expenses for the joint venture and is required to contribute, as necessary, additional capital up to $1.5 million. Until Zurich recovers its total capital contributions, all profits and losses of the joint venture are allocated only to Zurich. Once Zurich recoups these capital contributions, the joint venture's profits and losses will be allocated 80% to Zurich and 20% to us. At this time, Zurich has not yet recouped its initial capital.

      In May 2001, we entered into a term loan with Zurich in the amount of $3.0 million. The principal amount has a maturity date in September 2004, and bears an interest rate based on the prime rate plus 0.50%, which was 5.50% at December 31, 2001.

JPMORGAN CHASE/USI MARKETING SERVICES AGREEMENT

      In August 1999, we entered into a services agreement with Chase Insurance Agency, now a division of JPMorgan Chase, under which we provide personnel, training, know-how and related consulting services to assist in the servicing of JPMorgan Chase insurance customers. Under the terms of the agreement, JPMorgan Chase pays us approximately $400,000 annually and shares commission revenue under a mutually agreed upon percentage according to the product sold. If the agreement is terminated, then we will be restricted from providing services or marketing products for a three-year period to any JPMorgan Chase customer serviced under the agreement and from soliciting the employment of any JPMorgan Chase employee for a period of two years from termination.

COMMISSIONS AND FEES FROM INSURANCE CARRIERS

      In 2001, we received commissions and fees from the placement of insurance premiums (exclusive of fees in respect of the joint ventures mentioned above) of approximately $6 million, $8 million and $7 million from CNA, UnumProvident and Zurich, respectively. Please read "Business--Insurance Carriers."

INVESTMENT BANKING, CONSULTING AND OTHER FEES

      In September 1999, we entered into our existing credit facility. JPMorgan Chase Bank is a lender under and acts as syndication agent for our existing credit facility. J.P. Morgan Securities Inc., an affiliate of J.P. Morgan Chase & Co., is joint book manager and a lead arranger for our existing credit facility. We pay these firms fees for their services in these capacities. For further information, please read Note 10, "Related Party Transactions," in our financial statements included elsewhere in this prospectus. In addition, J.P. Morgan Securities Inc. is an underwriter in this offering, for which it will receive customary compensation. Please read "Underwriting."

UNUMPROVIDENT/USI MARKETING SUPPORT AGREEMENT

      In November 2001, we entered into a market support agreement with UnumProvident under which UnumProvident agreed to pay to us a voluntary benefits marketing service fee in the amount of $500,000 for our marketing of its voluntary benefit products. Under the terms of the agreement, UnumProvident will pay us a 10% commission on gross written premiums on all insurance products which have been developed by and placed with UnumProvident until December 31, 2002. The $500,000 service fee is an advance payment to be earned based on specified premium production levels. In October 2002, UnumProvident will calculate all premiums written under the agreement, and we may be required to reimburse UnumProvident for any amounts not earned by monthly installments over a 22-month period commencing November 2004.

CERIDIAN REFERRAL AND SERVICES AGREEMENT

      In October 2001, we entered into a referral agreement, as amended, with Ceridian under which we will refer prospective customers to each other. When we refer customers to Ceridian, Ceridian will pay a fee to us equal to 10% of eligible revenue received in the 48 months following commencement of services by an eligible customer. In the case when Ceridian refers customers to us, we will pay to Ceridian a fee equal to 20% of the commissions we received in the first 12 months following commencement by an eligible customer, and 15% in the 36 month period following the initial 12 month period. In addition, in December 2001, we entered into an agreement, as amended, under which Ceridian will provide administrative services to us in connection with our provision of COBRA administrative services, flexible spending account administration services and 401(k) retirement plan administration services to our customers. We will pay a fee to Ceridian based on a fixed price per customer serviced by Ceridian per month.

OTHER

      BERNARD H. MIZEL. In January 2002, Mr. Mizel retired as our chairman and chief executive officer and entered into an agreement with us. Under the agreement, Mr. Mizel received a one-time cash payment of $295,000 in March 2002. Mr. Mizel is also entitled to receive $645,000 and other benefits annually for three years from the date of his retirement. Mr. Mizel is restricted from soliciting clients, employees and previously identified acquisition targets of the USI companies for two years following the date of his retirement. As part of the agreement, Mr. Mizel may require us to repurchase $1.0 million of our preferred stock owned by him between December 31, 2002 and January 30, 2003.

      LOREN CLAYPOOL. We entered into an agreement with Mr. Claypool under which Mr. Claypool's employment agreement as a senior vice president was terminated as of February 1, 2002. Under the agreement, Mr. Claypool received a one-time cash payment of $110,000 in March 2002 and will receive additional payments in the aggregate amount of $275,000. Mr. Claypool is restricted from soliciting clients, employees and previously identified acquisition targets of the USI companies for two years following the date of his termination.

      We believe that the transactions described in this "Related Party Transactions" section are on terms no less favorable to us than the terms that would be available to us in transactions with a non-related third party. We intend that future transactions with our related parties will be on a similar basis.

                         DESCRIPTION OF CAPITAL STOCK

CAPITAL STOCK

AUTHORIZED CAPITAL STOCK

      Under our certificate of incorporation, our authorized capital stock is
         shares, of which          shares are common stock, par value $.01 per
share,          shares are non-voting common stock, par value $.01 per share,
and          shares are voting preferred stock, par value $.01 per share and shares are non-voting preferred stock, par value $.01 per share. As of
March 31, 2002, we had         shares of common stock, no shares of non-voting
common stock,          shares of voting preferred stock and no shares of
non-voting preferred stock outstanding. Upon the consummation of this offering,
we will have          shares of common stock,          shares of non-voting
common stock and no shares of preferred stock outstanding. Assuming this offering had been completed on March 31, 2002, the shares of preferred stock
would have converted into          shares of common stock. Please read
"Capitalization" for a description of the shares of common stock that will be
outstanding upon the consummation of this offering. There were          holders
of record of our common stock and          holders of record of our preferred
stock as of March 31, 2002.

COMMON STOCK

      Holders of common stock are entitled to one vote per share with respect to each matter presented to our stockholders on which the holders of common stock are entitled to vote. Except as may be provided in connection with any preferred stock in a certificate of designation filed under the DGCL or as may otherwise be required by law or our certificate of incorporation, the common stock is our only capital stock entitled to vote in the election of directors and on all other matters presented to our stockholders. Except as required by law or our certificate of incorporation, however, holders of common stock are not entitled to vote on any amendment to our certificate of incorporation that solely relates to the terms of any outstanding series of preferred stock or the number of shares of the series and does not affect the number of authorized shares of common stock or the terms of the common stock if the holders of preferred stock are entitled to vote thereon. The common stock does not have cumulative voting rights.

      Subject to the prior rights of holders of preferred stock, if any, holders of common stock are entitled to receive dividends as may be lawfully declared from time to time by our board of directors. Upon our liquidation, dissolution or winding up, whether voluntary or involuntary, holders of common stock will be entitled to receive such assets as are available for distribution to our stockholders after there shall have been paid or set apart for payment the full amounts necessary to satisfy any preferential or participating rights to which the holders of each outstanding series of preferred stock are entitled by the express terms of the series.

NON-VOTING COMMON STOCK

      Holders of our non-voting common stock are not entitled to any voting rights except that the holders may vote as a class, with each holder receiving one vote per share of non-voting common stock, on any amendment, repeal or modification of any provision of our certificate of incorporation that adversely affects the powers, preferences or special rights of holders of non-voting common stock. Shares of our non-voting common stock are convertible into the same number of shares of voting common stock. However, no holder of shares of non-voting common stock is entitled to convert any of its shares into shares of common stock, to the extent that, as a result of such conversion, the holder directly, or indirectly, would own, control or have the power to vote a greater number of shares of common stock or other securities of any kind issued by us than the holder is permitted to own, control or have the power to vote.

      Subject to the prior rights of holders of preferred stock, if any, holders of non-voting common stock, which rates equally with our common stock in respect of dividends, are entitled to receive dividends as may be lawfully declared from time to time by our board of directors. Upon our liquidation, dissolution or winding up, whether voluntary or involuntary, holders of non-voting common stock will be entitled to receive such assets as are available for distribution to our stockholders after there shall have been paid or set apart for payment the full amounts necessary to satisfy any preferential or participating rights to which the holders of each outstanding series of preferred stock are entitled by the express terms of the series.

PREFERRED STOCK

      Upon the consummation of this offering, no shares of preferred stock will be outstanding and we have no current plans to issue preferred stock. The issuance of shares of preferred stock, or the issuance of rights to purchase preferred stock, could be used to discourage an unsolicited acquisition proposal. For example, a business combination could be impeded by the issuance of a series of preferred stock containing class voting rights that would enable the holder or holders of such series to block any such transaction. Alternatively, a business combination could be facilitated by the issuance of a series of preferred stock having sufficient voting rights to provide a required percentage vote of our stockholders. In addition, under some circumstances, the issuance of preferred stock could adversely affect the voting power and other rights of the holders of common stock. Although prior to issuing any series of preferred stock our board is required to make a determination as to whether the issuance is in the best interests of our stockholders, our board could act in a manner that would discourage an acquisition attempt or other transaction that some, or a majority, of our stockholders might believe to be in their best interests or in which our stockholders might receive a premium for their stock over prevailing market prices. Our board does not at present intend to seek stockholder approval prior to any issuance of currently authorized preferred stock, unless otherwise required by law or applicable stock exchange requirements.

      Some series of our preferred stock have related put rights. This stock is sometimes referred to in this prospectus as "Redeemable Preferred Stock." Please read "Description of Put Rights" for information about holders' rights to require us to repurchase this preferred stock.

WARRANTS

SERIES W PREFERRED STOCK WARRANTS

      We have 6,250,000 outstanding series W warrants issued in September 1999, expiring September 2004, exercisable into an aggregate of 6,250,000 shares of series W preferred stock at an exercise price of $6.00 per share. Upon the forced conversion of our preferred stock concurrent with this offering, each series W warrant will become exercisable into one share of common stock. The series W warrants contain customary adjustment provisions.

COMMON STOCK WARRANTS

      We have 1,850,000 outstanding warrants issued in March 1996, expiring in January 2003, exercisable into an aggregate of 1,850,000 shares of common stock at an exercise price of $4.45 per share. All or any portion of these warrants and warrant shares issued upon the exercise of the warrants may be put back to us until January 2003. These warrants and warrant shares are sometimes referred to in this prospectus as "Redeemable Common Stock and Warrants." Please read "Description of Put Rights" for information about holders' rights to require us to repurchase their warrants or warrant shares. The warrants were issued as detachable securities to purchasers of an aggregate of $23.0 million principal amount of our senior subordinated notes that were repaid in March 1999.

      We have the right to repurchase all but not less than all of the warrants issued in 1996 and shares issuable upon exercise of these warrants until January 2003. The holders of such warrants issued in 1996 and shares issuable upon exercise of these warrants have been granted preemptive rights, demand and piggyback registration rights, and are subject to tag-along and drag-along rights. Please read "--Shareholders' and Warrantholders' Agreement" below.

SHAREHOLDERS' AND WARRANTHOLDERS' AGREEMENT

GENERAL

      In June 1994, we and holders of our common and preferred stock entered into an amended and restated shareholders' and warrantholders' agreement, which was further amended in February 1995, July 1998, September 1999 and December 2001.

      Our shareholders' and warrantholders' agreement contains provisions such as transfer restrictions, preemptive rights and board of directors and executive committee composition that expire upon the consummation of this offering.

      The following is a summary of the main provisions of the shareholders' and warrantholders' agreement that survive the consummation of this offering. This summary of the shareholders' and warrantholders' agreement does not purport to be complete and is qualified in its entirety by reference to the shareholders' and warrantholders' agreement, a copy of which has been filed as an exhibit to the registration statement of which this prospectus is a part.

REGISTRATION AND RELATED RIGHTS

      Holders of greater than 20% of our total equity voting power will have the power to demand registration of their shares. In addition, all of our stockholders have unlimited piggyback registration rights.

INDEMNIFICATION

      The shareholders' and warrantholders' agreement provides for the indemnification of the company and the holders, officers, directors and partners against all losses, claims, damages, liabilities and expenses which arise out of any untrue or alleged untrue statement of a material fact contained in any registration statement filed when required by the shareholders' and warrantholders' agreement or any omission of a material fact from such a registration statement.

AMENDMENT

      The shareholders' and warrantholders' agreement may be amended in any respect with the consent of more than 90% of our total voting equity, which vote must include the vote of stockholders having the right to designate members of the board of directors.

ANTI-TAKEOVER PROVISIONS

SECTION 203 OF THE DELAWARE GENERAL CORPORATION LAW

      We are a Delaware corporation and, upon the consummation of this offering, will be subject to Section 203 of the DGCL. Generally, Section 203 prohibits a publicly held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years after the time such stockholder became an interested stockholder unless, as described below, specified conditions are satisfied. Thus, it may make acquisition of control of our company more difficult. Please read "--Limitations on Change of Control" below. The prohibitions in Section 203 of the DGCL do not apply if:

      . prior to the time the stockholder became an interested stockholder, the board of directors of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;

      . upon the consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, subject to limitations; or

      . at or subsequent to the time the stockholder became an interested stockholder, the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock that is not owned by the interested stockholder.

      Under Section 203 of the DGCL, a "business combination" includes:

      . any merger or consolidation of the corporation with the interested stockholder or any other entity if the merger or consolidation is caused by the interested stockholder;

      . any sale, lease, exchange or other disposition, except proportionately as a stockholder of such corporation, to or with the interested stockholder, of assets of the corporation having an aggregate market value equal to 10% or more of either the aggregate market value of all the assets of the corporation or the aggregate market value of all the outstanding stock of the corporation;

      . specified transactions resulting in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder;

      . specified transactions involving the corporation which have the effect of increasing the proportionate share of the stock of any class or series or securities convertible into the stock of any class or series of the corporation which is owned by the interested stockholder; or

      . specified transactions in which the interested stockholder receives financial benefits provided by or through the corporation.

      Under Section 203 of the DGCL, an "interested stockholder" generally is:

      . any person that owns 15% or more of the outstanding voting stock of the corporation;

      . any person that is an affiliate or associate of the corporation and was the owner of 15% or more of the outstanding voting stock of the corporation at any time within the three-year period prior to the date on which it is sought to be determined whether such person is an interested stockholder; and

      . the affiliates or associates of any such person.

      Because Capital Z will have owned more than 15% of our outstanding voting stock before we become a public company in this offering, Section 203 of the DGCL, by its terms, will not apply to business combinations with Capital Z even though Capital Z owns 15% or more of our outstanding voting stock. If any other person acquires 15% or more of our outstanding voting stock following the consummation of this offering, such person will be subject to the provisions of
Section 203 of the DGCL.

LIMITATIONS ON CHANGE OF CONTROL

      The provisions of Section 203 of the DGCL described above could have the following effects, among others:

      . delaying, deferring or preventing a change of control of our company;

      . delaying, deferring or preventing the removal of our existing management;

      . deterring potential acquirers from making an offer to our stockholders;
        and

      . limiting any opportunity of our stockholders to realize premiums over prevailing market prices of our common stock in connection with offers by potential acquirers.

This could be the case notwithstanding that a majority of our stockholders might benefit from a change of control or offer.

LIMITATION ON LIABILITY AND INDEMNIFICATION OF DIRECTORS AND OFFICERS

      Our certificate of incorporation provides that, as authorized by Section 102(b)(7) of the DGCL, a director will not be personally liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director, except for liability imposed by law, as in effect from time to time:

      . for any breach of the director's duty of loyalty to us or our stockholders;

      . for acts or omissions not in good faith or which involved intentional misconduct or a knowing violation of law;

      . for unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the DGCL; or

      . for any transaction from which the director derived an improper personal benefit.

      Section 145 of the DGCL provides that a Delaware corporation may indemnify any persons who were, are or are threatened to be made, parties to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, other than a "derivative" action by or in the right of the corporation, by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with the action, suit or proceeding, provided the person acted in good faith and in a manner he reasonably believed to be in or not opposed to the corporation's best interests and, with respect to any criminal action or proceeding, had no reasonable cause to believe that his conduct was unlawful. A similar standard of care is applicable in the case of derivative actions, except that no indemnification shall be made where the person is adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery of the State of Delaware or the court in which such action was brought determines that the person is fairly and reasonably entitled to indemnity and expenses.

      Our certificate of incorporation and bylaws provide that we will indemnify our directors, officers, employees and agents to the fullest extent permitted by the DGCL, and we will advance expenses to our directors, officers, employees and agents in connection with legal proceedings, subject to limited exceptions.

      We have and will retain customary insurance policies under which coverage is provided for payments made by us to our directors and officers in respect of the indemnification provisions in our certificate of incorporation and bylaws. We believe that these indemnification provisions and insurance are necessary to attract and retain qualified directors and officers.

      The limitation on liability and indemnification provisions in our certificate of incorporation and bylaws may not be enforceable against us if someone challenges these provisions. Nonetheless, these provisions may discourage our stockholders from bringing a lawsuit against directors for breach of their fiduciary duty. These provisions may also have the effect of reducing the likelihood of derivative litigation against our directors and officers, even though such an action, if successful, might otherwise benefit us and our stockholders. Furthermore, a stockholder's investment may be adversely affected to the extent we pay costs of settlement and damage awards against directors and officers under these indemnification provisions.

TRANSFER AGENT AND REGISTRAR

      The transfer agent and registrar for the common stock is Mellon Investor Services LLC. The transfer agent's address is 85 Challenger Road, Ridgefield Park, New Jersey 07660 and its telephone number is (800) 356-2017.

                           DESCRIPTION OF PUT RIGHTS

WARRANTS AND WARRANT SHARES

      Holders of warrants to purchase our common stock, issued in March 1996, and shares issuable upon exercise of these warrants, or the warrant shares, may put these warrants and warrant shares back to us until March 14, 2003, subject to our obtaining or generating sufficient financing to pay for them. If we are not able to obtain financing to pay for the warrants or warrant shares, the holders may elect to either withdraw their put to us or may accept, in lieu of cash, a subordinated demand note in the amount of the purchase price for the warrants or warrant shares. Further, if we obtain financing sufficient to purchase only a portion of the warrants or warrant shares put to us, we will be obligated to purchase the maximum number of warrants or warrant shares that such financing allows.

      The put price for the warrants is the greater of zero and the difference between the market price of the common stock and the exercise price of the warrants at the time of the put. The put price for shares which have been issued upon exercise of the warrants is the market price of the common stock at the time of the put. Northwestern Mutual Life Insurance Company holds 1,559,196 of the 1,850,000 warrants issued in March 1996. As of December 31, 2001, the aggregate value of the warrant and warrant share puts was $4.3 million.

      These put rights will cease to exist concurrent with the consummation of this offering.

SERIES N PREFERRED STOCK

      In 1997, in connection with a former joint venture with JPMorgan Chase, we sold 923,000 shares of series N preferred stock to CBC Holding (Delaware) Ltd., an affiliate of JPMorgan Chase, for $6.0 million. In connection with this purchase of stock, which was subsequently transferred to CBD along with all related put rights), we granted CBC a right to put the stock back to us if:

      . any bank or its affiliate acquires a 25% or greater equity interest in us;

      . any other entity, other than Zurich Centre Investments Limited and its affiliates, acquires a 40% or greater equity interest in us; or

      . Zurich Centre Investments Limited and its affiliates acquire a 51% or greater equity interest in us.

The put price is the greatest of (a) the original purchase price paid by CBC for the series N preferred stock, (b) 95% of the fair market value (determined in accordance with a formula set forth in the relevant agreement) of the series N preferred stock on the date CBD delivers a put exercise notice to us and (c) 95% of the per-share purchase price paid by the entity or group whose action triggers CBD's right to exercise its put. As of December 31, 2001, the aggregate value of the series N preferred stock put was $6.1 million.

      These put rights will cease to exist concurrent with the consummation of this offering.

EMPLOYEE AND FORMER EMPLOYEE STOCK

      Substantially all of our employees who hold our preferred stock from prior acquisitions may put to us that number of shares owned by them having a fair market value equal to the employee's original investment in those shares upon termination of employment by us without cause, the employee's resignation for good reason or the death or disability of the employee. As of March 31, 2002, the value of the largest individual employee stockholder's put was $1.8 million. The aggregate value of all employee stockholders' puts was $16.6 million.

      Our retired chairman of the board and one of our other former employees have rights to require us to repurchase some of the preferred stock owned by them at fair market value at the time of such repurchase, up to the amount of their original investment. Our retired chairman may require us to repurchase $1.0 million of the preferred stock owned by him during the period between December 31, 2002 and January 30, 2003. The other former employee may require us to repurchase $3.0 million of the preferred stock owned by him during a 60-day period beginning November 30, 2004.

      These put rights continue so long as these employees or former employees own our preferred stock, or the common stock into which it may be converted, and will not be affected by the consummation of this offering. However, if these employees or former employees sell any preferred stock that has related put rights, or any of the common stock into which the preferred stock may have been converted, the put rights with respect to the shares sold would be extinguished.
      If we are unable to fund or finance a purchase at the time the preferred stock is put to us by either an employee or former employee, then we will be permitted to delay the purchase for a period of up to 120 days. If we are not able to fund or finance the purchase within the 120-day period, then the stockholder may withdraw the put and the stockholder will again have the right to put the preferred stock to us.

                        SHARES ELIGIBLE FOR FUTURE SALE

GENERAL

      Prior to this offering there has been no public market for our common stock, and no predictions can be made regarding the effect, if any, that sales of substantial amounts of our common stock, or the perception that such sales may occur, will have on the prevailing market price of our common stock. Sales of substantial amounts of our common stock in the public market after the restrictions lapse or are waived could adversely affect the prevailing market price.

      Upon the consummation of this offering, we expect to have         shares
of common stock outstanding. The shares of common stock being sold in this offering will be freely tradable without restriction or registration under the Securities Act, except for shares, if any, held by our "affiliates," as that term is defined in the Securities Act. Persons who may be deemed to be our affiliates generally include individuals or entities that control, are controlled by, or are under common control with, our company and may include our directors and officers, as well as our significant stockholders. The remaining shares of our common stock held by our other stockholders are "restricted securities," as that term is defined in the Securities Act. These shares are eligible for public sale only if registered under the Securities Act or sold in accordance with Rules 144 or 144(k) under the Securities Act.

      We and all of our directors, officers and all existing stockholders have agreed that, with exceptions, for a period of 180 days from the date of this prospectus, we and they will not, without the prior written consent of the representatives on behalf of the underwriters, dispose of or hedge any shares of our common stock or any securities convertible into, or exercisable or exchangeable for, our common stock. The representatives on behalf of the underwriters, in their sole discretion, may release any of these securities subject to the lock-up agreements at any time without notice.

RULE 144

      In general, under Rule 144 as currently in effect, beginning 90 days after the date of this prospectus, a person or persons whose shares are aggregated, including one of our affiliates, who beneficially owns "restricted securities" may not sell those securities until they have been beneficially owned for at least one year. Thereafter, the person would be entitled to sell within any three-month period a number of shares that does not exceed the greater of:

      . 1% of the number of shares of common stock then outstanding, which will
        equal approximately         shares immediately after the offering; or

      . the average weekly trading volume of our common stock on the New York
        Stock Exchange during the four calendar weeks preceding the filing with the SEC of a notice on the SEC's Form 144 with respect to such sale.

      Sales under Rule 144 are also subject to manner of sale and notice requirements and to the availability of current public information about us.

RULE 144(K)

      Under Rule 144(k), a person who is not, and has not been at any time during the 90 days preceding a sale, one of our affiliates and who has beneficially owned the shares proposed to be sold for at least two years, including the holding period of any prior owner except one of our affiliates, is entitled to sell these shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144.

BENEFIT PLANS

      Following the consummation of this offering, we intend to file a registration statement on Form S-8 under the Securities Act covering shares of our common stock reserved for issuance under our 2002 Equity Incentive Plan. We expect the registration statement to be filed soon after the date of this prospectus and to become effective automatically upon filing. Accordingly, our common stock registered under the registration statement will, subject to vesting provisions and volume limitations under the Securities Act applicable to our affiliates, be available for sale in the open market immediately, subject to the 180-day lock-up agreements described above.

REGISTRATION RIGHTS

      We granted all stockholders prior to this offering registration rights with respect to the shares of our common stock, including shares of common stock issued upon the conversion of our preferred stock, that each of them owns and will own upon the consummation of this offering. For a more complete description of the terms of the registration rights, please read "Related Party Transactions--Shareholders' and Warrantholders' Agreement--Registration and Related Rights."

      Any sales of substantial amounts of our common stock in the public markets, or the perception that such sale may occur, could adversely affect the market price of our common stock. Please read "Risk Factors--The market price of our common stock could be adversely affected by sales of substantial amounts of our common stock in the public markets."

                   MATERIAL U.S. FEDERAL TAX CONSIDERATIONS
                   FOR NON-U.S. HOLDERS OF OUR COMMON STOCK

GENERAL

      The following discussion summarizes material U.S. federal income and estate tax consequences that may be relevant to a holder of our common stock. This summary deals only with persons that are non-U.S. holders and who will hold their common stock as a capital asset within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended (the "Code"). For purposes of this discussion, a "non-U.S. holder" is a beneficial owner of common stock that is not a "U.S. holder" and does not have a valid election in effect under the applicable U.S. treasury regulations to be treated as a U.S. person. A "U.S. holder" is an owner of common stock who is:

      .   an individual who is a citizen or resident of the United States;

      . a corporation or other entity treated as a corporation for U.S. federal income tax purposes that is created or organized in or under the laws of the United States or any political subdivision thereof;

      . an estate, if U.S. federal income taxation is applicable to the income of that estate regardless of the income's source; or

      . a trust, if a United States court is able to exercise primary supervision over the trust's administration and one or more U.S. persons have the authority to control all of the trust's substantial decisions.

      This discussion is based on the Code, United States Treasury Regulations, Internal Revenue Service ("IRS") rulings and pronouncements and judicial decisions as of the date of this prospectus, all of which are subject to change, possibly with retroactive effect, or different interpretations. This discussion does not address U.S. federal income and estate taxation applicable to non-U.S. holders to whom special tax rules may apply, including banks or other financial institutions, insurance companies, tax-exempt organizations, dealers in securities or currencies, common trust funds, holders whose "functional currency" is not the U.S. dollar, persons that hold our common stock as part of an integrated investment, including a straddle, hedge or conversion transaction, comprised of our common stock and one or more other positions, and U.S. expatriates. In addition, this discussion specifically does not address U.S. federal income and estate tax rules applicable to any persons who hold our common stock through entities treated as partnerships for U.S. federal income tax purposes or through entities which are disregarded for U.S. federal income tax purposes or to such entities themselves. Moreover, this discussion does not address any tax consequences arising under the laws of any state, local or foreign jurisdiction. We have not sought, and will not seek, any ruling from the IRS with respect to the tax consequences discussed in this prospectus, and there can be no assurance that the IRS will not take a position contrary to the tax consequences discussed below or that any positions taken by the IRS would not be sustained.

DIVIDENDS

      As discussed elsewhere in this prospectus, we do not anticipate making any distributions on our common stock in the future. If we do make distributions on our common stock in the future, such distributions will constitute dividends for U.S. federal income tax purposes to the extent of our current or accumulated earnings and profits as determined for U.S. federal income tax purposes.

      Subject to the discussion below, dividends paid to a non-U.S. holder of our common stock generally will be subject to withholding tax at a 30% rate or a lower rate as may be specified by an applicable income tax treaty. In order to obtain a reduced rate of withholding under an income tax treaty a non-U.S. holder will generally be required to provide IRS Form W-8BEN, W-8IMY, or similar appropriate documentation or substitute form certifying the non-U.S. holder's entitlement to benefits under an applicable income tax treaty. If you are eligible for a reduced rate of U.S. withholding tax under an income tax treaty, you may obtain a refund of any excess amounts withheld by filing an appropriate claim for refund along with the required information with the IRS.

      No withholding tax applies to dividends paid to a non-U.S. holder that are effectively connected with the non-U.S. holder's conduct of a trade or business within the United States and, if a tax treaty applies, that are attributable to a U.S. permanent establishment, if an IRS Form W-8ECI or similar appropriate documentation or substitute form certifying that the dividends are so connected, is filed with us or our paying agent. Instead, the effectively connected dividends will be subject to U.S. federal income tax on a net income basis at the applicable graduated U.S. federal income tax rates. In addition, a non-U.S. holder that is a foreign corporation receiving effectively connected dividends may be subject to an additional "branch profits tax" which is generally imposed on a foreign corporation on the repatriation from the United States of effectively connected earnings and profits, subject to certain adjustments. This tax is imposed at a rate of 30% or a lower rate as may be specified by an applicable income tax treaty.

GAIN ON DISPOSITION OF OUR COMMON STOCK

      A non-U.S. holder generally will not be subject to U.S. federal income tax with respect to gain realized on a sale or other disposition of our common stock unless:

      . the gain is effectively connected with a trade or business of the non-U.S. holder in the United States and, if a tax treaty applies, the gain is attributable to a U.S. permanent establishment, in which case you would be taxed on the net gain derived from the sale or other disposition under applicable graduated U.S. federal income tax rates. If you are a foreign corporation, you may be subject to an additional "branch profits tax" at a rate of 30% or a lower rate as may be specified by an applicable income tax treaty;

      . in the case of a non-U.S. holder who is a non-resident alien individual and who holds the common stock as a capital asset, this individual is present in the United States for 183 or more days in the taxable year of the disposition, and certain other conditions are met, in which case you will be subject to a flat 30% tax on the gain derived from the sale or other disposition; or

      . we are or have been a "U.S. real property holding corporation" within the meaning of Section 897(c)(2) of the Code at any time during the shorter of the five-year period ending on the date of the sale or disposition or the period during which the non-U.S. holder has held the common stock.

      We believe that we have never been, are not currently and do not anticipate becoming a U.S. real property holding corporation within the meaning of Section 897(c)(2) of the Code. If we were to become a U.S. real property holding corporation, you still would not be subject to U.S. tax if the shares of our common stock are considered to be "regularly traded on an established securities market" within the meaning of Section 897(c)(3) of the Code and you do not own, actually or constructively, at any time during the shorter of the periods described above, more than five percent of our common stock.

INFORMATION REPORTING REQUIREMENTS AND BACKUP WITHHOLDING

      Dividends and proceeds from the sale or other taxable disposition of our common stock are potentially subject to backup withholding at a rate of 30% (reduced in years after 2003).

      In general, backup withholding will not apply to dividends on our common stock made by us or our paying agents, in their capacities as such, to a non-U.S. holder if the holder has provided the required certification that it is a non-U.S. holder and neither we nor our paying agent has actual knowledge that the holder is a U.S. holder. Generally, we must report to the IRS the amount of dividends paid, the name and address of the recipient, and the amount, if any, of tax withheld. These information reporting requirements apply even if withholding was not required because the dividends were effectively connected or withholding was reduced or eliminated by an applicable income tax treaty. A similar report is sent to the recipient of the dividend. Pursuant to income tax treaties or some other agreements, the IRS may make its reports available to tax authorities in the recipient's country of residence.

      In general, backup withholding and information reporting will not apply to proceeds from the disposition of our common stock paid to a non-U.S. holder if the holder has provided the required certification that it is a non-U.S. holder and neither we nor our paying agent has actual knowledge that the holder is a U.S. holder. If you fail to provide the required certification, proceeds from the disposition of our common stock may be subject to information reporting in certain circumstances.

      Backup withholding is not an additional tax. Rather, the tax liability of persons subject to backup withholding will be reduced by the amount of tax withheld. If withholding results in an overpayment of taxes, a refund or credit against the holder's U.S. federal income tax liability, if any, may be obtained provided that the required information is furnished to the IRS in a timely manner.

FEDERAL ESTATE TAX

      An individual non-U.S. holder who is treated as the owner of, or has made certain lifetime transfers of, an interest in our common stock will be required to include the value of the common stock in his gross estate for U.S. federal estate tax purposes, and may be subject to U.S. federal estate tax, unless an applicable estate tax treaty provides otherwise.

      THE DESCRIPTION SET FORTH ABOVE IS INCLUDED FOR GENERAL INFORMATION ONLY AND MAY NOT BE APPLICABLE DEPENDING ON A STOCKHOLDER'S PARTICULAR SITUATION. PROSPECTIVE STOCKHOLDERS OF OUR COMMON STOCK SHOULD CONSULT THEIR TAX ADVISORS WITH RESPECT TO THE PARTICULAR TAX CONSEQUENCES TO THEM OF OWNING AND DISPOSING OF OUR COMMON STOCK, INCLUDING THE CONSEQUENCES UNDER THE LAWS OF ANY STATE, LOCAL OR FOREIGN JURISDICTION OR UNDER ANY APPLICABLE TAX TREATY.

                                 UNDERWRITING

      We intend to offer the shares through the underwriters. Merrill Lynch, Pierce, Fenner & Smith Incorporated and J.P. Morgan Securities Inc. are acting as representatives of the underwriters named below. Subject to the terms and conditions described in a purchase agreement among us, the selling stockholders and the underwriters, we and the selling stockholders have agreed to sell to the underwriters, and the underwriters severally have agreed to purchase from us and the selling stockholders, the aggregate number of shares listed opposite their names below.

                                        NUMBER
         UNDERWRITER                   OF SHARES
         -----------                   ---------
Merrill Lynch, Pierce, Fenner & Smith
         Incorporated.................
J.P. Morgan Securities Inc............
Credit Suisse First Boston Corporation
Credit Lyonnais Securities (USA) Inc..
Fox-Pitt Kelton Inc...................
                                         -----
         Total........................
                                         =====

      The underwriters have agreed to purchase all of the shares sold under the purchase agreement if any of these shares are purchased. If an underwriter defaults, the purchase agreement provides that the purchase commitments of the non-defaulting underwriters may be increased or the purchase agreement may be terminated.

      We and the selling stockholders have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make in respect of those liabilities.

      The underwriters are offering the shares, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel, including the validity of the shares, and other conditions contained in the purchase agreement, such as the receipt by the underwriters of officer's certificates and legal opinions. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

      Merrill Lynch may be facilitating Internet distribution for this offering to certain of its Internet subscription customers. Merrill Lynch intends to allocate a limited number of shares for sale to its online brokerage customers. An electronic prospectus is available on the Internet website maintained by Merrill Lynch. Other than the prospectus in electronic format, the information on the Merrill Lynch website is not part of this prospectus.

COMMISSIONS AND DISCOUNT

      The representatives have advised us and the selling stockholders that the underwriters propose initially to offer the shares to the public at the initial public offering price on the cover page of this prospectus and to dealers at that price less a concession not in excess of $ per share. The underwriters
may allow, and the dealers may reallow, a discount not in excess of $     per
share to other dealers. After the initial public offering, the public offering price, concession and discount may be changed.

      The following table shows the public offering price, underwriting discount and proceeds before expenses to us and the selling stockholders. The information assumes either no exercise or full exercise by the underwriters of their overallotment option.

                                                         PER SHARE WITHOUT OPTION WITH OPTION
                                                         --------- -------------- -----------
Public offering price...................................     $           $             $
Underwriting discount...................................     $           $             $
Proceeds, before expenses to U.S.I. Holdings Corporation     $           $             $
Proceeds, before expenses, to the selling stockholders..     $           $             $

      The expenses of the offering, not including the underwriting discount,
are estimated at $    and are payable by us.

OVERALLOTMENT OPTION

      We and the selling stockholders have granted an option to the
underwriters to purchase up to     additional shares at the public offering
price less the underwriting discount. The underwriters may exercise this option for 30 days from the date of this prospectus solely to cover any overallotments. If the underwriters exercise this option, each will be obligated, subject to conditions contained in the purchase agreement, to purchase a number of additional shares proportionate to that underwriter's initial amount reflected in the above table.

RESERVED SHARES

      At our request, the underwriters have reserved for sale, at the initial
public offering price, up to     % of the shares offered by this prospectus for
sale to some of our directors, officers, employees and related persons. If these persons purchase reserved shares, this will reduce the number of shares available for sale to the general public. Any reserved shares that are not orally confirmed for purchase within one day of the pricing of this offering will be offered by the underwriters to the general public on the same terms as the other shares offered by this prospectus.

NO SALES OF SIMILAR SECURITIES

      We, our executive officers and directors and all existing stockholders have agreed, with exceptions, not to sell or transfer any common stock for 180 days after the date of this prospectus without first obtaining the written consent of the representatives on behalf of the underwriters. Specifically, we and these other individuals have agreed not to directly or indirectly

      . offer, pledge, sell or contract to sell any common stock,

      . sell any option or contract to purchase any common stock,

      . purchase any option or contract to sell any common stock,

      . grant any option, right or warrant for the sale of any common stock,

      . lend or otherwise dispose of or transfer any common stock,

      . request or demand that we file a registration statement related to the common stock, or

      . enter into any swap or other agreement that transfers, in whole or in part, the economic consequence of ownership of any common stock, whether any such swap or transaction is to be settled by delivery of shares or other securities, in cash or otherwise.

      This lock-up provision applies to common stock and to securities convertible into or exchangeable or exercisable for or repayable with common stock. It also applies to common stock owned now or acquired later by the person executing the agreement or for which the person executing the agreement later acquires the power of disposition.

NEW YORK STOCK EXCHANGE LISTING

      We expect the shares to be approved for listing on the New York Stock Exchange under the symbol "USH." In order to meet the requirements for listing on that exchange, the underwriters have undertaken to sell a minimum number of shares to a minimum number of beneficial owners as required by that exchange.

      Before this offering, there has been no public market for our common stock. The initial public offering price will be determined through negotiations among us, the selling stockholders and the representatives and lead managers. In addition to prevailing market conditions, the factors to be considered in determining the initial public offering price are

      . the valuation multiples of publicly traded companies that the representatives and the lead managers believe to be comparable to us,

      . our financial information,

      . the history of, and the prospects for, our company and the industry in which we compete,

      . an assessment of our management, its past and present operations, and the prospects for, and timing of, our future revenues,

      . the present state of our development, and

      . the above factors in relation to market values and various valuation measures of other companies engaged in activities similar to ours.

      An active trading market for the shares may not develop. It is also possible that after the offering the shares will not trade in the public market at or above the initial public offering price.

      The underwriters do not intend to confirm sales of the shares to any accounts over which they exercise discretionary authority.

NASD REGULATIONS

      We have a variety of relationships with affiliates of J.P. Morgan Securities Inc., which are described below under "--Other Relationships." Because we may be deemed to have a conflict of interest with J.P. Morgan Securities Inc., this offering will be conducted in accordance with NASD Conduct Rule 2720. This rule requires that the public offering price of an equity security be no higher than the price recommended by a qualified independent underwriter that has participated in the preparation of the registration statement and performed its usual standard of due diligence with respect to that registration statement. Merrill Lynch has agreed to act as qualified independent underwriter for the offering. The price of the shares will be no higher than that recommended by Merrill Lynch.

PRICE STABILIZATION, SHORT POSITIONS AND PENALTY BIDS

      Until the distribution of the shares is completed, SEC rules may limit underwriters and selling group members from bidding for and purchasing our common stock. However, the representatives may engage in transactions that stabilize the price of the common stock, such as bids or purchases to peg, fix or maintain that price.

      If the underwriters create a short position in the common stock in connection with the offering, I.E., if they sell more shares than are listed on the cover of this prospectus, the representatives may reduce that short position by purchasing shares in the open market. The representatives may also elect to reduce any short position by exercising all or part of the overallotment option described above. Purchases of the common stock to stabilize its price or to reduce a short position may cause the price of the common stock to be higher than it might be in the absence of such purchases.

      The representatives may also impose a penalty bid on underwriters and selling group members. This means that if the representatives purchase shares in the open market to reduce the underwriter's short position or to stabilize the price of such shares, they may reclaim the amount of the selling concession from the underwriters and selling group members who sold those shares. The imposition of a penalty bid may also affect the price of the shares in that it discourages resales of those shares.

      Neither we nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the common stock. In addition, neither we nor any of the underwriters make any representation that the representatives or the lead managers will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

OTHER RELATIONSHIPS

      An affiliate of J.P. Morgan Securities Inc. acts as a lender and syndication agent under our existing credit facility, and another of its affiliates is a joint book manager and lead arranger for that facility. We are also a party to a services agreement with an affiliate of J.P. Morgan Securities Inc. under which we provide insurance consulting services to it. Additionally, affiliates of J.P. Morgan Securities Inc. hold preferred stock and warrants, which as of December 31, 2001 were convertible into
approximately     % of our common stock on an "as if" converted basis after
giving effect to this offering, and designated one of our directors. For additional information regarding these relationships, please read "Related Party Transactions" and "Principal and Selling Stockholders."

      An affiliate of Credit Lyonnais Securities (USA) Inc. is acting as our financial advisor. In connection with these services, we will pay a fee in an amount equal to .667% of the gross proceeds received by us in this offering. Also, an affiliate of Credit Lyonnais Securities (USA) Inc. acts as a lender under our existing credit facility.

      In addition to the relationships described above, some of the underwriters and their affiliates have engaged in, and may in the future engage in, investment banking and other commercial dealings in the ordinary course of business with us. They have received customary fees and commissions for these transactions.

                                 LEGAL MATTERS

      The validity of our common stock offered in this offering will be passed upon for us by Cahill Gordon & Reindel, New York, New York. Skadden, Arps, Slate, Meagher & Flom LLP, New York, New York, will act as counsel for the underwriters.

                                    EXPERTS

      Our consolidated financial statements as of December 31, 2001 and 2000, and for each of the three years in the period ended December 31, 2001, appearing in this prospectus and the registration statement of which it is a part have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon appearing elsewhere in this prospectus, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

                      WHERE YOU CAN FIND MORE INFORMATION

      We have filed with the SEC under the Securities Act a registration statement on Form S-1 with respect to the common stock offered hereby. This prospectus, which constitutes part of the registration statement, does not contain all the information set forth in the registration statement or the exhibits which are part of the registration statement, portions of which are omitted as permitted by the rules and regulations of the SEC. Statements made in this prospectus regarding the contents of any contract or other document referred to are not necessarily complete, and in each instance reference is made to the copy of such contract or other document filed as an exhibit to the registration statement, each such statement being qualified in all respects by such reference. For further information pertaining to us and the common stock offered hereby, reference is made to the registration statement, including the related exhibits, copies of which may be inspected without charge at the public reference facilities of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549. Copies of all or any portion of the registration statement may be obtained from the SEC at prescribed rates. Information on the public reference facilities may be obtained by calling the SEC at 1-800-SEC-0330. In addition, the SEC maintains a web site that contains reports, proxy and information statements and other information filed through the SEC's EDGAR System. The web site can be accessed at HTTP://WWW.SEC.GOV.

                         INDEX TO FINANCIAL STATEMENTS

                 U.S.I. HOLDINGS CORPORATION AND SUBSIDIARIES

Report of Ernst & Young LLP, Independent Auditors F-2
Consolidated Balance Sheets...................... F-3
Consolidated Statements of Operations............ F-4
Consolidated Statements of Stockholders' Equity.. F-5
Consolidated Statements of Cash Flows............ F-6
Notes to Consolidated Financial Statements....... F-7

               REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS

Board of Directors and Stockholders
U.S.I. Holdings Corporation and Subsidiaries

      We have audited the accompanying consolidated balance sheets of U.S.I. Holdings Corporation and subsidiaries at December 31, 2001 and 2000, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

      We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

      In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of U.S.I. Holdings Corporation and subsidiaries at December 31, 2001 and 2000, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2001 in conformity with accounting principles generally accepted in the United States.

                                          ERNST & YOUNG LLP

Los Angeles, California
February 27, 2002

                 U.S.I. HOLDINGS CORPORATION AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS

                                                                                         DECEMBER 31,
                                                                                    ---------------------
                                                                                       2001       2000
                                                                                    ---------   ---------
                                                                                    (AMOUNTS IN THOUSANDS,
                                                                                    EXCEPT PER SHARE DATA)
ASSETS
Current assets:
   Cash and cash equivalents, including fiduciary funds of $77,561 and $58,758,
     respectively.................................................................. $ 118,994   $  67,300
   Premiums and commissions receivable, net of allowance for bad debts of $3,034
     and $4,506, respectively......................................................   131,220     108,943
   Other receivables...............................................................    49,636      52,835
   Other...........................................................................     3,798       6,512
                                                                                    ---------   ---------
Total current assets...............................................................   303,648     235,590
Intangible assets:
   Goodwill........................................................................   223,457     260,469
   Expiration rights...............................................................   202,456     195,906
   Covenants not-to-compete........................................................    46,893      47,667
   Other...........................................................................     8,117       8,300
                                                                                    ---------   ---------
                                                                                      480,923     512,342
   Accumulated amortization........................................................  (181,541)   (141,879)
                                                                                    ---------   ---------
                                                                                      299,382     370,463
Property and equipment, net (Note 3)...............................................    35,554      40,153
Other assets.......................................................................     4,732       4,829
                                                                                    ---------   ---------
TOTAL ASSETS....................................................................... $ 643,316   $ 651,035
                                                                                    =========   =========
LIABILITIES, REDEEMABLE SECURITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
   Premiums payable to insurance companies......................................... $ 179,858   $ 150,527
   Accrued expenses................................................................    63,388      38,160
   Current portion of long-term debt (Note 4)......................................    41,819      31,712
   Other...........................................................................     6,857      15,851
                                                                                    ---------   ---------
Total current liabilities..........................................................   291,922     236,250
Long-term debt (Note 4)............................................................   215,438     211,579
Deferred income taxes (Note 7).....................................................        --       8,350
Other liabilities..................................................................     5,897       3,510
                                                                                    ---------   ---------
TOTAL LIABILITIES..................................................................   513,257     459,689
                                                                                    ---------   ---------
Commitments and contingencies (Notes 8 and 13)

Redeemable securities (Note 6):
   Redeemable preferred stock--par value $.01--aggregate liquidation preference
     $36,955 and $36,427, respectively.............................................    27,801      28,590
   Redeemable common stock warrants................................................     4,300       2,894
                                                                                    ---------   ---------
TOTAL REDEEMABLE SECURITIES........................................................    32,101      31,484
                                                                                    ---------   ---------
Stockholders' equity (Note 5):
   Preferred stock--Series A through Y--par $.01--aggregate liquidation preference
     $435,299 and $385,448, respectively...........................................       569         525
   Common stock--voting--par $.01, 135,000 shares authorized; 1,884 shares issued
     and outstanding...............................................................        19          19
   Common stock--nonvoting--par $.01, 10,000 shares authorized; no shares issued
     and outstanding...............................................................        --          --
   Additional paid-in capital......................................................   288,554     259,469
   Retained deficit................................................................  (191,184)   (100,151)
                                                                                    ---------   ---------
TOTAL STOCKHOLDERS' EQUITY.........................................................    97,958     159,862
                                                                                    ---------   ---------
TOTAL LIABILITIES, REDEEMABLE SECURITIES AND STOCKHOLDERS' EQUITY.................. $ 643,316   $ 651,035
                                                                                    =========   =========

                See notes to consolidated financial statements.

                 U.S.I. HOLDINGS CORPORATION AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                                                                          YEARS ENDED DECEMBER 31,
                                                                        ----------------------------
                                                                          2001      2000      1999
                                                                        --------  --------  --------
                                                                        (DOLLARS IN THOUSANDS, EXCEPT
                                                                               PER SHARE DATA)
REVENUES:
   Commissions and fees................................................ $384,136  $355,811  $317,062
   Investment income...................................................    3,990     4,879     4,493
                                                                        --------  --------  --------
TOTAL REVENUES.........................................................  388,126   360,690   321,555
EXPENSES:
   Compensation and employee benefits..................................  255,621   220,972   198,239
   Other operating expenses............................................  107,588    81,510    84,989
   Amortization of intangible assets...................................   38,684    38,519    35,875
   Depreciation (Note 3)...............................................   16,703    13,847    11,720
   Interest............................................................   26,444    26,374    27,823
   Impairment of long-lived intangible assets..........................   43,000        --        --
                                                                        --------  --------  --------
TOTAL EXPENSES.........................................................  488,040   381,222   358,646
                                                                        --------  --------  --------
Loss before income tax benefit and loss on early extinguishment of debt  (99,914)  (20,532)  (37,091)
Income tax benefit (Note 7)............................................   (9,019)   (2,326)   (8,458)
                                                                        --------  --------  --------
Loss before loss on early extinguishment of debt (Note 4)..............  (90,895)  (18,206)  (28,633)
Loss on early extinguishment of debt, net of income tax benefit........       --        --    (1,511)
                                                                        --------  --------  --------
NET LOSS............................................................... $(90,895) $(18,206) $(30,144)
                                                                        ========  ========  ========
PER SHARE DATA--BASIC AND DILUTED (NOTE 15):
   Loss before loss on early extinguishment of debt.................... $ (59.52) $ (21.06) $ (23.87)
   Loss on early extinguishment of debt, net of income tax benefit.....       --        --      (.80)
                                                                        --------  --------  --------
NET LOSS PER COMMON SHARE.............................................. $ (59.52) $ (21.06) $ (24.67)
                                                                        ========  ========  ========
PRO FORMA PER SHARE DATA ASSUMING CONVERSION OF PREFERRED STOCK AND
  REDEEMABLE PREFERRED STOCK---BASIC AND DILUTED (NOTE 15):
   NET LOSS PER COMMON SHARE........................................... $  (1.29)

                                                                        ========


                See notes to consolidated financial statements.

                 U.S.I. HOLDINGS CORPORATION AND SUBSIDIARIES

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

                                     PREFERRED STOCK
                                       SERIES A-Y    COMMON STOCK ADDITIONAL                TOTAL
                                     --------------  ------------  PAID-IN   RETAINED   STOCKHOLDERS'
                                     SHARES     PAR  SHARES  PAR   CAPITAL   DEFICIT       EQUITY
                                     ------    ----  ------  ---  ---------- ---------  -------------
                                                          (AMOUNTS IN THOUSANDS)
Balance at December 31, 1998........ 30,787    $310  1,884   $19   $137,581  $ (52,377)   $ 85,533
Series M Preferred Stock............     --      --     --    --          4         --           4
Series Q Preferred Stock............     --      --     --    --         45         --          45
Series V Preferred Stock............     31      --     --    --        217         --         217
Series W Preferred Stock............ 20,833     208     --    --    119,072         --     119,280
Expired Preferred Stock Put Rights..    360       3     --    --        691         --         694
Redeemable Series N Put Rights......     --      --     --    --         --        576         576
Net Loss............................     --      --     --    --         --    (30,144)    (30,144)
                                     ------    ----  -----   ---   --------  ---------    --------
Balance at December 31, 1999........ 52,011     521  1,884    19    257,610    (81,945)    176,205

Series A Preferred Stock Repurchased     --      --     --    --         (9)        --          (9)
Series K Preferred Stock Repurchased     --      --     --    --        (37)        --         (37)
Series W Preferred Stock............     --      --     --    --        (50)        --         (50)
Expired Preferred Stock Put Rights..    396       4     --    --      1,955         --       1,959
Net Loss............................     --      --     --    --         --    (18,206)    (18,206)
                                     ------    ----  -----   ---   --------  ---------    --------
Balance at December 31, 2000........ 52,407     525  1,884    19    259,469   (100,151)    159,862

Series F Preferred Stock Repurchased    (40)     --     --    --       (251)        --        (251)
Series M Preferred Stock............     --      --     --    --          5         --           5
Series Q Preferred Stock Repurchased    (70)     (1)    --    --       (524)        --        (525)
Series Y Preferred Stock............  4,286      43     --    --     28,957         --      29,000
Expired Preferred Stock Put Rights..    205       2     --    --        898         --         900
Redeemable Series N Put Rights......     --      --     --    --         --       (138)       (138)
Net Loss............................     --      --     --    --         --    (90,895)    (90,895)
                                     ------    ----  -----   ---   --------  ---------    --------
BALANCE AT DECEMBER 31, 2001........ 56,788    $569  1,884   $19   $288,554  $(191,184)   $ 97,958
                                     ======    ====  =====   ===   ========  =========    ========



                See notes to consolidated financial statements.

                 U.S.I. HOLDINGS CORPORATION AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                                 YEARS ENDED DECEMBER 31,
                                                                              -----------------------------
                                                                                2001      2000      1999
                                                                              --------  --------  ---------
                                                                                  (DOLLARS IN THOUSANDS)
OPERATING ACTIVITIES
Net loss..................................................................... $(90,895) $(18,206) $ (30,144)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
   Amortization of intangible assets.........................................   38,684    38,519     35,875
   Depreciation..............................................................   16,703    13,847     11,720
   Interest expense (income) related to common stock warrants................    1,406        --     (2,285)
   Impairment of long-lived intangible assets................................   43,000        --         --
   Deferred income taxes.....................................................   (9,705)   (4,175)   (10,135)
   Other non-cash charges....................................................   17,683     1,013      5,862
   Changes in operating assets and liabilities (net of purchased companies):
       Premiums and commissions receivable...................................  (25,015)  (22,042)    (6,980)
       Other assets..........................................................  (11,710)   (8,402)     3,714
       Premiums payable to insurance companies...............................   29,331     6,331      4,571
       Accrued expenses and other liabilities................................   28,650    14,683    (29,555)
                                                                              --------  --------  ---------
NET CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES..........................   38,132    21,568    (17,357)

INVESTING ACTIVITIES
Purchases of property and equipment..........................................  (12,067)  (14,335)   (15,913)
Cash paid for businesses acquired and related costs..........................   (6,877)   (5,427)   (14,603)
Cash obtained from businesses acquired, primarily fiduciary funds............      444       342      4,859
Other........................................................................       27       165         51
                                                                              --------  --------  ---------
NET CASH USED IN INVESTING ACTIVITIES........................................  (18,473)  (19,255)   (25,606)

FINANCING ACTIVITIES
Proceeds from issuance of long-term debt, net of issuance costs..............   45,879    44,512    341,808
Payments on long-term debt...................................................  (42,413)  (46,366)  (422,957)
Gross proceeds from issuance of preferred stock..............................   30,000        --    125,103
Payments of issuance costs related to preferred stock........................   (1,000)      (50)    (5,758)
Payments for repurchases of preferred and common stock.......................     (431)     (445)    (1,051)
                                                                              --------  --------  ---------
NET CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES..........................   32,035    (2,349)    37,145
                                                                              --------  --------  ---------
Increase (decrease) in cash and cash equivalents.............................   51,694       (36)    (5,818)
Cash and cash equivalents at beginning of year...............................   67,300    67,336     73,154
                                                                              --------  --------  ---------
CASH AND CASH EQUIVALENTS AT END OF YEAR..................................... $118,994  $ 67,300  $  67,336
                                                                              ========  ========  =========
Supplemental disclosures of cash flow information:
   Cash paid for interest.................................................... $ 24,321  $ 27,776  $  26,805
   Cash paid for taxes....................................................... $  2,282  $  2,452  $   1,001
Supplemental schedule of noncash investing and financing activities:
   Preferred stock issued for acquisitions, primarily intangibles............ $     --  $  2,410  $   3,855
   Long-term debt issued for acquisitions, primarily intangibles............. $     --  $  7,991  $  19,590

                See notes to consolidated financial statements.

                 U.S.I. HOLDINGS CORPORATION AND SUBSIDIARIES

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                         YEAR ENDED DECEMBER 31, 2001

1.  NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

NATURE OF OPERATIONS

      U.S.I. Holdings Corporation and subsidiaries (the Company), a Delaware corporation, is a leading distributor of insurance and financial products and services to small and mid-sized businesses. Founded in 1994, the Company has grown organically and through acquisitions to become the sixth largest insurance broker in the United States and a leading provider of employee health and welfare products and related consulting and administration services. The Company currently has approximately 60,000 small and mid-sized business clients. The Company's sales and marketing efforts are focused primarily on serving middle-market businesses.

BASIS OF PRESENTATION AND PRINCIPLES OF CONSOLIDATION

      The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States
(GAAP). The consolidated financial statements include the accounts of U.S.I. Holdings Corporation and all of its wholly-owned subsidiaries. All significant intercompany transactions and balances have been eliminated in consolidation.

REVENUE RECOGNITION

      Premiums and commissions receivable from clients, premiums payable to insurance companies, and the related commission revenues are recorded on the later of the effective date of the policy or the billing date. Installment premiums and related commissions are recorded periodically as billed. Commissions on premiums billed and collected directly by insurance companies and commission adjustments, including policy cancellations and override commissions, are recorded when estimable or received. Contingent commissions are recorded at the earlier of notification by the insurance company or receipt. Fees for services rendered are recorded as earned.

CASH AND CASH EQUIVALENTS

      Cash and cash equivalents includes highly liquid investments, such as money market accounts and certificates of deposit, with original maturities of three months or less. The carrying amounts reported on the consolidated balance sheets approximate fair value.

FIDUCIARY FUNDS

      Premiums due from clients are reported as assets of the Company and as corresponding liabilities, net of commissions, to the insurance companies. Premiums received from clients but not yet remitted to the insurance companies are restricted as to use by laws in certain states in which the Company operates.

PROPERTY AND EQUIPMENT

      Property and equipment are stated at cost, less accumulated depreciation and amortization. Depreciation is recorded using the straight-line method over the estimated useful lives of the related assets, which range from three to seven years. Assets recorded under capital leases are amortized using the straight-line method over the term of the related lease.

                 U.S.I. HOLDINGS CORPORATION AND SUBSIDIARIES

INTANGIBLE ASSETS

      Intangible assets represent expiration rights, non-compete agreements and the excess of costs over the fair value of identifiable net assets acquired (goodwill). Expiration rights are records and files obtained from acquired businesses that contain information on insurance policies, clients, and other information that is essential to policy renewals. Expiration rights are being amortized on a straight-line basis over their estimated lives, which range from five to ten years. The costs of non-compete agreements are amortized on a straight-line method over the terms of the agreements, which range from four to seven years. Goodwill is being amortized on a straight-line basis over 25 years.

      The carrying value of intangibles is reviewed periodically, or when facts or circumstances indicate that the carrying value may be impaired using the methodology prescribed by Statement of Financial Accounting Standards (SFAS) No. 121, "Accounting for the Impairment of Long-Lived Assets and Long-Lived Assets to Be Disposed Of." If such a review indicates that the intangibles will not be recoverable, as determined based upon the undiscounted cash flows of the entity acquired over the remaining amortization period, the Company's carrying value of the intangibles will be reduced to fair value. Management determines fair value based on current and projected annual sales, operating profit and undiscounted annual cash flows; management also considers business prospects, market trends and other economic factors in performing this evaluation. For the year ended December 31, 2001, the Company recorded an impairment charge of $43,000,000 against goodwill and expiration rights related to its subsidiary, USI Administrators, in the Administration and Other Services Segment. The impairment charges were due to deteriorating operating results with low margin and high capital expenditures which are expected to continue into the indefinite future.

INCOME TAXES

      The Company files a consolidated federal income tax return. Deferred tax assets and liabilities are determined based on the differences between financial statement and tax bases of assets and liabilities using enacted rates in effect for the year the differences are expected to reverse.

FAIR VALUE OF FINANCIAL INSTRUMENTS

      Cash and cash equivalents, premiums and commissions receivable, premiums payable to insurance companies, other current liabilities, current portion of long-term debt, and long-term debt are considered financial instruments. The Company believes that due to the short duration of certain financial instruments, specifically cash and cash equivalents, premiums and commissions receivable, premiums payable to insurance companies, other current liabilities, and current portion of long-term debt, the carrying amounts approximate fair value. For long-term debt, the Company uses the present value of future cash flows, discounted at the Company's current incremental rate of borrowing on similar debt, to ascertain a fair value. At December 31, 2001 and 2000, the fair value of the Company's long-term debt approximates the carrying value of such debt.

USE OF ESTIMATES

      The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

                 U.S.I. HOLDINGS CORPORATION AND SUBSIDIARIES

NEW ACCOUNTING PRONOUNCEMENTS

      In June 2001, the Financial Accounting Standards Board (FASB) issued SFAS No. 141, "Business Combinations," which eliminates the pooling-of-interests method of accounting for all business combinations initiated after June 30, 2001, and addresses the initial recognition and measurement of goodwill and other intangible assets acquired in a business combination. The Company did not initiate any business combinations after June 30, 2001, so SFAS No. 141 had no impact on the accompanying financial statements.

      In June 2001, the FASB issued SFAS No. 142, "Goodwill and Other Intangible Assets," which addresses the financial accounting and reporting standards for the acquisition of intangible assets outside of a business combination and for goodwill and other intangible assets subsequent to their acquisition. This accounting standard requires that goodwill be separately disclosed from other intangible assets in the statement of financial position, and no longer be amortized but tested for impairment on a periodic basis. Intangible assets deemed to have indefinite lives will no longer be amortized but will also be subject to impairment tests at least annually. Other intangible assets will continue to be amortized over their useful lives. Goodwill amortization expense in 2001, 2000 and 1999 was $10,663,000, $11,104,000 and $9,153,000, respectively. The Company will test goodwill for impairment using the two-step process prescribed in SFAS No. 142. The first step is a screen for potential impairment, while the second step measures the amount of the impairment, if any. The Company expects to perform the first of the required impairment tests of goodwill and indefinite lived intangible assets as of January 1, 2002 in the first quarter of 2002. Any impairment charge resulting from these transitional impairment tests will be reflected as the cumulative effect of a change in accounting principles in the first quarter of 2002. The Company has not yet determined what the effect of these tests will be on the earnings and financial position of the Company.

      In August 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," which addresses financial accounting and reporting for the impairment or disposal of long-lived assets and supersedes SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and Long-Lived Assets to Be Disposed Of," and accounting and reporting provisions of Accounting Principles Board (APB) Opinion No. 30, "Reporting the Results of Operations," for a disposal of a segment of a business. SFAS No. 144 is effective for fiscal years beginning after December 15, 2001. The Company will adopt SFAS No. 144 as of January 1, 2002. Adoption of the Statement will not have a significant impact on the Company's financial position or results of operations.

EFFICIENCY INITIATIVE ACCRUAL

      The Company continues to focus on expense reductions. At December 31, 2001, 2000 and 1999, the Company accrued $13,385,000, $5,381,000 and $738,000, respectively, for future compensation costs related to terminated employees and future lease costs related to terminated office leases.

2.  ACQUISITIONS AND DIVESTITURES

      During 2001, the Company made no acquisitions. In July 2001, the Company sold certain insurance accounts and other assets of one insurance brokerage operation resulting in a pre-tax gain of $2,000. Revenues, expenses and assets of this operation were not material to the consolidated financial statements.

      During 2000, the Company acquired the assets of one insurance brokerage operation and all of the outstanding common stock of one administrator within the United States. The aggregate preliminary purchase price of $14,613,000 included cash of $3,815,000, notes payable to sellers of $7,991,000, shares of the

                 U.S.I. HOLDINGS CORPORATION AND SUBSIDIARIES

Company's Preferred Stock of $2,410,000, and associated costs capitalized of $397,000. The excess of the purchase price over the tangible net assets assumed of $307,000 is $14,306,000, $5,827,000 of which related primarily to expiration rights, and $8,479,000 of which has been recorded as goodwill.

      During 1999, the Company acquired the assets of eight insurance brokerage operations and one administrator and all of the outstanding common stock of four other insurance brokerage operations and one other administrator located throughout the United States. The aggregate preliminary purchase price of $34,067,000 included cash of $9,941,000, notes payable to sellers of $19,590,000, shares of the Company's Preferred Stock of $3,855,000, and associated costs capitalized of $681,000. The excess of the purchase price over the tangible net assets assumed of $(175,000) is $34,242,000, $18,882,000 of which related primarily to expiration rights and $15,360,000 of which has been recorded as goodwill. In December 1999, the Company sold certain insurance accounts and other assets of one insurance brokerage operation resulting in a pre-tax loss of $3,230,000. Revenues, expenses and assets of this operation were not material to the consolidated financial statements.

      All of these acquisitions have been accounted for using the purchase method, and their related net assets and results of operations were included in the Company's consolidated financial statements on their respective acquisition dates. A majority of the acquisitions have provisions for a reduction in consideration if the acquired company does not meet future financial results. Additionally, some acquisitions have provisions for contingent additional consideration if the acquired company achieves future financial targets. Additional or a reduction in consideration resulting from acquisition contingency provisions is recorded as an adjustment to intangible assets when the contingency is settled.

      There have been no significant adjustments to the original purchase price of acquisitions in each of the three years ended December 31, 2001.

      As of December 31, 2001, the estimated unrecorded future contingency payments related to acquisitions totaled $16,500,000.

      The basic structure for an acquisition by the Company generally includes employment agreements with the employee shareholders of the acquired company. Compensation under these agreements is generally in the form of a guaranteed salary plus an incentive-based bonus. Such amounts are expensed as incurred.

3.  PROPERTY AND EQUIPMENT

      Property and equipment consists of the following:

                                                            DECEMBER 31,
                                                       ---------------------
                                                          2001       2000
                                                        --------   --------
                                                       (DOLLARS IN THOUSANDS
Furniture and equipment............................... $ 75,232    $ 70,286
Leasehold improvements................................    7,718       7,729
                                                        --------   --------
                                                         82,950      78,015
Less accumulated depreciation.........................  (47,396)    (37,862)
                                                        --------   --------
Property and equipment, net........................... $ 35,554    $ 40,153
                                                        ========   ========

                 U.S.I. HOLDINGS CORPORATION AND SUBSIDIARIES

4.  LONG-TERM DEBT

      Long-term debt consists of the following:

                                                               DECEMBER 31,
                                                          ---------------------
                                                             2001       2000
                                                           --------   --------
                                                          (DOLLARS IN THOUSANDS
Term loan................................................ $112,500    $118,750
Existing credit facility.................................   73,475      44,000
Notes issued in connection with acquisitions, due various
  dates through 2007 at interest rates from 7% to 10%....   47,509      58,111
CNA Pro Finite Risk Policy...............................    7,570      11,312
Zurich term loan.........................................    3,000          --
Other long-term debt, including capital leases...........   13,203      11,118
                                                           --------   --------
Total debt...............................................  257,257     243,291
Current portion of long-term debt........................  (41,819)    (31,712)
                                                           --------   --------
Long-term debt........................................... $215,438    $211,579
                                                           ========   ========

      In May 2001, the Company entered into a term loan with Zurich Services Corporation (Zurich) in the amount of $3,000,000. The principal amount has a maturity date of September 20, 2004, and bears an interest rate based on the prime rate plus .50% (5.50% at December 31, 2001).

      On March 2, 1999, the Company replaced a $100,000,000 revolving credit facility (the Previously Existing Credit Facility) with a $200,000,000 credit facility (Credit Facility). The Credit Facility was structured as follows: a $75,000,000 revolving credit facility expiring on December 31, 2004, a $35,000,000 term loan expiring on December 31, 2005, and a $90,000,000 bridge loan expiring on June 30, 2000. The proceeds from borrowings under the Credit Facility were drawn to (i) repay all or a portion of certain notes issued for acquisitions, (ii) refinance amounts outstanding under the Previously Existing Credit Facility, (iii) repay senior subordinated notes, (iv) pay accrued interest on the repaid or refinanced notes issued for acquisitions, Previously Existing Credit Facility and the senior subordinated notes and (v) pay fees and expenses in connection with the Credit Facility including a prepayment penalty in connection with the prepayment of the senior subordinated notes. As a result of repaying senior subordinated notes and replacing the Previously Existing Credit Facility, in
1999 the Company recorded a charge of $1,511,000, net of a related tax benefit of $1,007,000, as an extraordinary loss on the early extinguishment of debt to reflect a prepayment penalty and the write-off of debt issuance costs.

      On September 17, 1999, the Company amended and restated the Credit Facility with a $200,000,000 credit facility (Existing Credit Facility). The Existing Credit Facility is structured as follows: a $75,000,000 revolving credit facility expiring on September 17, 2004, and a $125,000,000 term loan payable in quarterly installments commencing on December 31, 1999. The last quarterly installment is due on September 17, 2002, the maturity date of the term loan. Proceeds from borrowings under the Existing Credit Facility were drawn to (i) refinance amounts outstanding under the Credit Facility, (ii) repay all or a portion of certain notes issued for acquisitions, (iii) pay accrued interest on the repaid or refinanced notes issued for acquisitions and Credit Facility and (iv) pay fees and expenses in connection with the Existing Credit Facility.

      The revolving credit facility is available on a revolving basis for loans denominated in U.S. dollars and for letters of credit. As of December 31, 2001, there was $73,474,900 outstanding under this facility. Borrowings

                 U.S.I. HOLDINGS CORPORATION AND SUBSIDIARIES under the revolving credit facility and term loan bear interest rates based on LIBOR plus a maximum of 4.5%. Additionally, there is a quarterly commitment fee on the unused portion of the revolving credit facility of 0.75%. The revolving credit facility may be used for acquisition financing and general corporate purposes. The Existing Credit Facility contains provisions that limit the payment of dividends or other distributions to stockholders. The Existing Credit Facility also contains financial covenants that must be met with respect to interest and fixed charges coverage and limitations on consolidated debt and capital expenditures, and further limit the incurrence of certain secured indebtedness. The Company is currently in compliance with all debt covenants, as amended, governing its indebtedness. Substantially all of the assets of the Company are pledged as collateral against long-term debt.

      In the event the Company does not meet the financial covenant that limits the Company's consolidated debt at December 31, 2002, the Company will be required to pay a fee equal to 1.00% of the outstanding borrowings under the term loan and the revolving credit facility.

      Effective July 26, 2000, the Company entered into an interest rate cap agreement (Cap Agreement) with a notional amount of $60,625,000 whereby the Company receives a fixed interest rate of 8% based on prior three months LIBOR. The Company paid a fixed fee of $115,000 to enter into the Cap Agreement, which was recorded in fiscal 2000. The Cap Agreement expires on September 17, 2002. The objective of the Cap Agreement is to reduce the impact of interest rate changes on the Company's Existing Credit Facility. The fair value of the Cap Agreement is not material at December 31, 2001.

      In April 1999, the Company entered into a finite risk and excess liability policy with CNA Pro, an affiliate of CNA Financial Corporation, with a coverage effective date of January 1, 1999. The policy expires on December 31, 2003, with premiums being paid quarterly. The coverage is in excess of the Company's primary professional liability insurance and is bifurcated as follows: $17,200,000 in the aggregate in respect of the Nassau County Litigation (see Note 13 - Contingencies) and up to $20,000,000 aggregate professional liability coverage for all other claims besides the Nassau County Litigation. In June 1999, the Company utilized the $17,200,000 of coverage to pay the Nassau County Litigation settlement and related expenses. The $17,200,000 has been recorded as debt bearing interest at 13.44% on the consolidated balance sheets and is amortized quarterly as a portion of premiums paid. The final quarterly installment is due September 1, 2003.

      At December 31, 2001, future maturities of long-term debt were as follows (dollars in thousands):

YEAR                                                         AMOUNT
----                                                        --------
2002....................................................... $ 41,819
2003.......................................................   55,772
2004.......................................................  153,494
2005.......................................................    4,373
2006.......................................................    1,351
Thereafter.................................................      448
                                                            --------
Total future maturities of debt............................ $257,257
                                                            ========

                 U.S.I. HOLDINGS CORPORATION AND SUBSIDIARIES

5.  STOCKHOLDERS' EQUITY

PREFERRED STOCK

      The Board of Directors from time-to-time may create one or more series from the authorized and unissued shares of the Company's convertible Preferred Stock. The Company's Preferred Stock consisted of the following series:

                                                SHARES     AGGREGATE
                                     SHARES   ISSUED AND  LIQUIDATION
                          PAR      AUTHORIZED OUTSTANDING PREFERENCE
                         -----     ---------- ----------- -----------
                        (AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA)
December 31, 2001
   Series A............ $0.01         1,181        536     $  2,821
   Series B............  0.01           236        122          667
   Series C............  0.01           240        212        1,136
   Series D............  0.01         1,432      1,366        7,277
   Series E............  0.01            94         30          195
   Series F............  0.01         1,481      1,391        9,612
   Series G............  0.01           209          4           24
   Series H............  0.01         3,109      1,690       12,058
   Series I, Nonvoting.  0.01         1,400      1,348        9,618
   Series J............  0.01            59          2           12
   Series K............  0.01           293        135        1,288
   Series L............  0.01           305         76          681
   Series M............  0.01            88          6           55
   Series N............  0.01         3,295         81          763
   Series O............  0.01         3,846      3,846       35,972
   Series P............  0.01           150        121        1,096
   Series Q............  0.01         1,313        101          955
   Series R............  0.01        17,333     17,333      152,606
   Series S............  0.01            --         --           --
   Series T............  0.01         3,226      3,226       28,831
   Series U............  0.01           767         --           --
   Series V............  0.01           479         31          220
   Series W............  0.01        29,500     20,833      139,305
   Series X............  0.01           581         14           90
   Series Y............  0.01         6,500      4,284       30,017

                                     ------     ------     --------
                                     77,117     56,788     $435,299

                                     ======     ======     ========

                 U.S.I. HOLDINGS CORPORATION AND SUBSIDIARIES

                                                SHARES     AGGREGATE
                                     SHARES   ISSUED AND  LIQUIDATION
                          PAR      AUTHORIZED OUTSTANDING PREFERENCE
                         -----     ---------- ----------- -----------
                        (AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA)
December 31, 2000
   Series A............ $0.01         1,065        420     $  2,091
   Series B............  0.01           236        122          628
   Series C............  0.01           240        212        1,069
   Series D............  0.01         1,432      1,367        6,846
   Series E............  0.01            80         30          183
   Series F............  0.01         1,467      1,417        9,201
   Series G............  0.01           206         --           --
   Series H............  0.01         3,109      1,691       11,306
   Series I, Nonvoting.  0.01         1,400      1,348        9,018
   Series J............  0.01            57         --           --
   Series K............  0.01           293        135        1,211
   Series L............  0.01           291         62          515
   Series M............  0.01            66          4           27
   Series N............  0.01         3,277         63          554
   Series O............  0.01         3,846      3,846       33,472
   Series P............  0.01           150        121        1,018
   Series Q............  0.01         1,276        134        1,216
   Series R............  0.01        17,333     17,333      146,106
   Series S............  0.01            --         --           --
   Series T............  0.01         3,226      3,226       27,621
   Series U............  0.01           786         --           --
   Series V............  0.01           479         31          220
   Series W............  0.01        29,500     20,833      133,056
   Series X............  0.01           581         12           90

                                     ------     ------     --------
                                     70,396     52,407     $385,448

                                     ======     ======     ========

                 U.S.I. HOLDINGS CORPORATION AND SUBSIDIARIES

                                                 SHARES     AGGREGATE
                                      SHARES   ISSUED AND  LIQUIDATION
                           PAR      AUTHORIZED OUTSTANDING PREFERENCE
                          -----     ---------- ----------- -----------
                         (AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA)
December 31, 1999
   Series A............. $0.01         1,059        416     $  1,946
   Series B.............  0.01           164         50          243
   Series C.............  0.01           240        212        1,003
   Series D.............  0.01         1,416      1,351        6,344
   Series E.............  0.01            80         30          171
   Series F.............  0.01         1,385      1,335        8,109
   Series G.............  0.01           206         --           --
   Series H.............  0.01         3,109      1,691       10,554
   Series I, Nonvoting..  0.01         1,400      1,348        8,418
   Series J.............  0.01            57         --           --
   Series K.............  0.01           130         35          257
   Series L.............  0.01           229         --           --
   Series M.............  0.01            62         --           --
   Series N.............  0.01         3,240         26          218
   Series O.............  0.01         3,846      3,846       30,972
   Series P.............  0.01           150        121          940
   Series Q.............  0.01         1,265        127        1,069
   Series R.............  0.01        17,333     17,333      139,606
   Series S.............  0.01            --         --           --
   Series T.............  0.01         3,226      3,226       26,411
   Series U.............  0.01           786         --           --
   Series V.............  0.01           479         31          220
   Series W.............  0.01        29,500     20,833      126,805
   Series X.............  0.01           975         --           --

                                      ------     ------     --------
                                      70,337     52,011     $363,286
                                      ======     ======     ========


                 U.S.I. HOLDINGS CORPORATION AND SUBSIDIARIES

      The Preferred Stock is generally entitled to the number of votes equal to the number of shares of Common Stock into which such shares of Preferred Stock could be converted and has voting rights and powers equal to the voting rights and powers of the Common Stock. The Company's Preferred Stock has a liquidation preference that is at least equal to the original issuance price. Each of Series A through Q carries a liquidation preference equal to the original issuance price plus 10% per year. Series R, T, W and Y carry a liquidation preference equal to the original issuance price plus 5% per year. Series U, V, and X carry a liquidation preference equal to the original issuance price. The liquidation preference actually received for Series R and T may be reduced if certain financial performance thresholds are achieved by the Company.

      The Preferred Stock is convertible into Common Stock at either the option of the Company upon the occurrence of certain events, or at the option of the stockholder at any time. The per share conversion rate is equal to one plus an amount equal to the excess of the liquidation preference over the original issuance price divided by the fair market value of one share of Common Stock on the conversion date. The per share conversion rate is also adjusted for stock splits or dividends.

      While shares of Preferred Stock are outstanding, dividends may only be declared by unanimous consent of the Board of Directors, and the holders of Preferred Stock are entitled to share proportionately in any dividend declared on the Common Stock.
      Series W stockholders were issued warrants convertible into shares of Series W Preferred Stock. As of December 31, 2001, 6,250,000 warrants were outstanding and exercisable. The warrants have a strike price of $6.00 per share and expire on September 17, 2004.

COMMON STOCK

      The following schedule summarizes transactions pertaining to the Company's Common Stock:

                                                    SHARES     SHARES
                                                  AUTHORIZED OUTSTANDING
                                                  ---------- -----------
                                                  (AMOUNTS IN THOUSANDS)

December 31, 1999................................  135,000      1,884
                                                   =======      =====
December 31, 2000................................  135,000      1,884
                                                   =======      =====
December 31, 2001................................  135,000      1,884
                                                   =======      =====

      The Company issued Common Stock to certain key employees in consideration of future services. Such shares generally vest over five years, although accelerated vesting is possible under certain circumstances, including the sale of the Company or a change in control. Compensation expense related to this issuance for 2001, 2000 and 1999 was $0, $22,000 and $36,000, respectively. At December 31, 2001, 2000 and 1999, there were 1,883,000, 1,882,000 and 1,820,000 vested shares outstanding, respectively.

      The Board of Directors has authorized 10,000,000 shares of nonvoting Common Stock with a par value of $.01. At December 31, 2001, there were no such shares outstanding.

                 U.S.I. HOLDINGS CORPORATION AND SUBSIDIARIES

LONG-TERM INCENTIVE AND SHARE AWARD PLAN

      In 1995, the Company adopted the Long-Term Incentive and Share Award Plan (the Incentive Plan). The intention of the Incentive Plan is to provide a means to attract, retain and motivate employees and directors of the Company, upon whose judgment, initiative and efforts, the continued success, growth and development of the Company is dependent. The Incentive Plan provides that the Company may, at its discretion, grant an award, including options, stock appreciation rights (SARs), restricted shares, and other share-based awards, to any eligible employee. The provisions for vesting are similar to that of the Common Stock issued to certain key employees. Upon exercise of a SAR, the holder is entitled to receive, in cash, the excess of the fair market value per share of the Company's Common Stock on the date of exercise over the grant price of the SAR. The valuation of SARs is based upon the estimated fair value of a share of Common Stock.

      The following table summarizes the activity under the Incentive Plan:

                                                     SARS     GRANT PRICES
                                                  OUTSTANDING  PER SHARE
                                                  ----------- ------------
                                                   (AMOUNTS IN THOUSANDS,
                                                   EXCEPT PER SHARE DATA)
December 31, 1998:...............................    3,155
   SARs granted..................................    2,612     $6.20-7.50
   SARs redeemed.................................       (8)    $     7.00
   SARs canceled.................................      (36)    $0.01-8.25

                                                     -----
December 31, 1999:...............................    5,723
   SARs granted..................................    1,777     $     6.20
   SARs redeemed.................................      (66)    $0.01-6.00
   SARs canceled.................................     (560)    $6.20-7.50

                                                     -----
December 31, 2000:...............................    6,874
   SARs granted..................................    1,308     $     6.20
   SARs redeemed.................................      (18)    $     0.01
   SARs canceled.................................     (186)    $0.01-7.50

                                                     -----
December 31, 2001................................    7,978

                                                     =====

      Compensation expense for SARs is recorded over the vesting period based on the change in fair value from grant date to each balance sheet date. Grant prices are generally greater than or equal to the estimated fair value of the Company's Common Stock at the grant date. Compensation expense in 2001, 2000 and 1999 related to the SARs was $3,092,000, $250,000 and $(777,000), respectively. At December 31, 2001, 2000 and 1999, there were 3,483,000, 2,412,000 and 1,380,000 vested SARs outstanding, respectively.

                 U.S.I. HOLDINGS CORPORATION AND SUBSIDIARIES

6.   REDEEMABLE PREFERRED STOCK AND COMMON STOCK WARRANTS

      The Company's Redeemable Preferred Stock consists of the following series:

REDEEMABLE PREFERRED STOCK

                                SHARES
                              AUTHORIZED,  AGGREGATE
                              ISSUED AND  LIQUIDATION
                         PAR  OUTSTANDING PREFERENCE
                        ----- ----------- -----------
                           (AMOUNTS IN THOUSANDS,
                           EXCEPT PER SHARE DATA)
December 31, 2001
   Series A............ $0.01      531      $ 2,800
   Series B............  0.01       22          122
   Series C............  0.01       37          200
   Series D............  0.01      352        1,874
   Series E............  0.01      106          684
   Series F............  0.01       63          436
   Series G............  0.01      253        1,808
   Series H............  0.01       --           --
   Series I, Nonvoting.  0.01       --           --
   Series J............  0.01       31          252
   Series K............  0.01      202        1,748
   Series L............  0.01      195        1,758
   Series M............  0.01      107        1,009
   Series N............  0.01    1,005        9,201
   Series O............  0.01       --           --
   Series P............  0.01       --           --
   Series Q............  0.01      687        6,900
   Series R............  0.01       --           --
   Series S............  0.01       --           --
   Series T............  0.01       --           --
   Series U............  0.01      233        1,921
   Series V............  0.01      521        3,647
   Series W............  0.01       --           --
   Series X............  0.01      419        2,595
   Series Y............  0.01       --           --

                                 -----      -------
                                 4,764      $36,955

                                 =====      =======

                 U.S.I. HOLDINGS CORPORATION AND SUBSIDIARIES

                                SHARES
                              AUTHORIZED,  AGGREGATE
                              ISSUED AND  LIQUIDATION
                         PAR  OUTSTANDING PREFERENCE
-                       ----- ----------- -----------
                           (AMOUNTS IN THOUSANDS,
                           EXCEPT PER SHARE DATA)
December 31, 2000
   Series A............ $0.01      647      $ 3,211
   Series B............  0.01       22          115
   Series C............  0.01       37          188
   Series D............  0.01      352        1,763
   Series E............  0.01      120          732
   Series F............  0.01       77          498
   Series G............  0.01      256        1,717
   Series H............  0.01       --           --
   Series I, Nonvoting.  0.01       --           --
   Series J............  0.01       33          247
   Series K............  0.01      202        1,636
   Series L............  0.01      209        1,762
   Series M............  0.01      129        1,141
   Series N............  0.01    1,023        8,704
   Series O............  0.01       --           --
   Series P............  0.01       --           --
   Series Q............  0.01      724        6,709
   Series R............  0.01       --           --
   Series S............  0.01       --           --
   Series T............  0.01       --           --
   Series U............  0.01      214        1,762
   Series V............  0.01      521        3,647
   Series W............  0.01       --           --
   Series X............  0.01      419        2,595

                                 -----      -------
                                 4,985      $36,427

                                 =====      =======

                 U.S.I. HOLDINGS CORPORATION AND SUBSIDIARIES

                                             SHARES
                                           AUTHORIZED,  AGGREGATE
                                           ISSUED AND  LIQUIDATION
                                      PAR  OUTSTANDING PREFERENCE
                                     ----- ----------- -----------
                                        (AMOUNTS IN THOUSANDS,
                                        EXCEPT PER SHARE DATA)
             December 31, 1999
                Series A............ $0.01      653      $ 3,043
                Series B............  0.01       94          455
                Series C............  0.01       37          176
                Series D............  0.01      368        1,724
                Series E............  0.01      120          685
                Series F............  0.01      159          962
                Series G............  0.01      256        1,603
                Series H............  0.01       --           --
                Series I, Nonvoting.  0.01       --           --
                Series J............  0.01       33          230
                Series K............  0.01      365        2,739
                Series L............  0.01      271        2,115
                Series M............  0.01      133        1,083
                Series N............  0.01    1,060        8,334
                Series O............  0.01       --           --
                Series P............  0.01       --           --
                Series Q............  0.01      735        6,269
                Series R............  0.01       --           --
                Series S............  0.01       --           --
                Series T............  0.01       --           --
                Series U............  0.01      214        1,762
                Series V............  0.01      521        3,647
                Series W............  0.01       --           --
                Series X............  0.01       25          155

                                              -----      -------
                                              5,044      $34,982

                                              =====      =======

      Substantially all of the Company's employees who hold Preferred Stock from prior acquisitions may put to the Company the number of Preferred Stock shares having a fair value equal to the cost of the shares upon (a) the termination of employment by the Company without cause, (b) by the employee's resignation for good reason, or (c) the disability or death of the employee. The original issuance cost of $18,663,000 and $19,590,000 at December 31, 2001 and 2000, respectively, is reported as Redeemable Preferred Stock in the accompanying balance sheets. As the Company is obligated to repurchase Preferred Stock from its employees only in an amount equal to the original issuance cost of their Preferred Stock, changes in the fair value of such series are not required to be recognized in the Company's statements of operations or stockholders' equity.

      On December 1, 1999, the Company agreed to extend the put option for a former employee. The former employee may require the Company to repurchase $3,000,000, which is included in the original issuance cost (see above), of preferred stock shares during a 60-day period beginning November 30, 2004. The $3,000,000 at December 31, 2001 and 2000, is reported as Redeemable Preferred Stock in the accompanying balance sheets.

                 U.S.I. HOLDINGS CORPORATION AND SUBSIDIARIES

      In 1997, in connection with a former joint venture with JPMorgan Chase, the Company sold 923,000 shares of Series N Preferred Stock to CBC Holding Ltd.
(CBC), an affiliate of JPMorgan Chase, for $6,000,000. In connection with this transaction, JPMorgan Chase received the right to designate a nominee of the Company's board of directors. In October 1998, the Company sold 3,300,000 shares of Series T Preferred Stock to CBD Holdings Ltd. (CBD), another affiliate of JPMorgan Chase, for $25,000,000, and CBC transferred its holdings of Series N Preferred Stock to CBD. In connection with this transaction, JPMorgan Chase received the right to designate a member of the executive committee of the Company's board of directors.

      In connection with the Series N Preferred Stock purchase by CBC (which was subsequently transferred to CBD, along with all the related put rights), the Company granted CBC the right to put the Preferred Stock back to the Company if any of the following occurs:

      . Any bank or its affiliate acquires a 25% or greater equity interest in the Company;

      . Any other entity, other than Zurich Centre Investments Limited and its affiliates (Zurich), a current stockholder of the Company, acquires a 40% or greater equity interest in the Company; or

      . Zurich acquires a 51% or greater equity interest in the Company.

      The put price is the greatest of (a) the original purchase price paid by CBC for the series N Preferred Stock, (b) 95% of the fair market value as determined by the Company's board of directors or an independent appraiser of the series N Preferred Stock on the date CBD delivers a put exercise to the Company, and (c) 95% of the per share purchase price paid by the entity or group whose action triggers the right to exercise the put. The put price was $6,138,000 and $6,000,000 at December 31, 2001 and 2000, respectively, and is reported as Redeemable Preferred Stock in the accompanying balance sheets. The change in the put price is recorded as an adjustment to retained deficit and is reflected as an adjustment to the net loss in the computation of basic earnings per share (EPS). The change in the put price recorded as an adjustment to the Company's retained deficit was $138,000, $0, and $(576,000) for the years ended December 31, 2001, 2000 and 1999, respectively.

      The series T Preferred Stock does not have a put option or warrants.

COMMON STOCK WARRANTS

      Warrants to purchase 1,850,000 shares of the Company's voting Common Stock issued in conjunction with a 1996 senior subordinated debt offering that was repaid in 1999 were outstanding and exercisable at December 31, 2001. The Company has the right to repurchase all, but not less then all, the warrants issued in 1996 and shares issuable upon the exercise of these warrants until January 2003. The warrants have a strike price of $4.45 per share and expire on March 14, 2003. The holders of the warrants or the shares issuable upon exercise of the warrants (warrant shares), may put the warrants or the warrant shares back to the Company at any time until March 14, 2003, but only if the repurchase of these securities does not cause the Company to violate the covenants of its Existing Credit Facility. The put price for the warrants is the greater of zero and the difference between the market price of the common stock and the exercise price of the warrants at the time of the put. The put price for shares which have been issued upon exercise of the warrants is the market price of the common stock at the time of the put. The value of the warrants was $4,300,000 and $2,894,000 at December 31, 2001 and 2000,
respectively, and is reported as Redeemable Common Stock warrants in the accompanying balance sheets. The change in the value of the warrants is recorded as interest expense (income) and was $1,406,000, $0, and $(2,285,000) for the years ended December 31, 2001, 2000 and 1999, respectively.

                 U.S.I. HOLDINGS CORPORATION AND SUBSIDIARIES

7.  INCOME TAXES

      For the years ended December 31, the provision (benefit) for income taxes consists of:

                                                    2001     2000      1999
                                                  --------  -------  --------
                                                     (DOLLARS IN THOUSANDS)
Current provision:
   Federal....................................... $ (1,113) $   324  $     32
   State.........................................    1,799    1,525     1,645
                                                  --------  -------  --------
Total current provision..........................      686    1,849     1,677
Deferred benefit:
   Federal.......................................  (20,965)  (3,549)   (8,615)
   State.........................................   (3,700)    (626)   (1,520)
                                                  --------  -------  --------
Total deferred benefit...........................  (24,665)  (4,175)  (10,135)
Valuation allowance..............................   14,960       --        --
                                                  --------  -------  --------
Total income tax benefit......................... $ (9,019) $(2,326) $ (8,458)
                                                  ========  =======  ========

      Income taxes recorded by the Company differ from the amounts computed by applying the statutory U.S. federal tax rate to the loss before income taxes. Significant reconciling items are as follows:

                                          2001              2000             1999
                                    ---------------   --------------   ---------------
                                                   (DOLLARS IN THOUSANDS)

Expected benefit................... $(33,971) (34.0)% $(6,981) (34.0)% $(12,611) (34.0)%
Nondeductible goodwill.............   14,568   14.6     2,756   13.4      2,558    6.9
Change in valuation allowance......   14,960   15.0        --     --         --     --
State income taxes (net of federal.
  tax benefit).....................   (4,725)  (4.7)    1,007    4.9       (828)  (2.2)
Nondeductible meals and............
  entertainment....................      757     .7       536    2.6         --     --
Interest expense (income) on common
  stock warrants...................      478    0.5        --     --       (777)  (2.1)
State net operating loss...........      270     .3        --     --      2,518    6.8
Recovery of income taxes...........     (965)  (1.0)       --     --         --     --
Other..............................     (391)  (0.4)      356    1.8        682    1.8
                                    --------  -----   -------  -----   --------  -----
Total income tax benefit........... $ (9,019)  (9.0)% $(2,326) (11.3)% $ (8,458) (22.8)%
                                    ========  =====   =======  =====   ========  =====

                 U.S.I. HOLDINGS CORPORATION AND SUBSIDIARIES

      Deferred income taxes reflect the impact of temporary differences between the values recorded for financial reporting purposes and values utilized for measurement in accordance with current tax laws. The tax effects of the significant temporary differences giving rise to the Company's deferred tax assets (liabilities) at December 31 are as follows:

                                                    2001        2000
                                                  --------    --------
                                                 (DOLLARS IN THOUSANDS)
Current deferred tax assets (liabilities):
   Bad debt reserves............................ $  1,163     $  1,717
   Accrued compensation.........................    1,244          196
   Accrued severance............................    1,962           --
   Loss reserve.................................      952           --
   Other........................................    1,342       (3,914)
                                                  --------    --------
Current deferred tax assets (liabilities).......    6,663       (2,001)
Valuation allowance.............................   (6,663)          --
                                                  --------    --------
Net current deferred tax assets (liabilities)... $     --     $ (2,001)
                                                  ========    ========
Noncurrent deferred tax assets (liabilities):
   Intangible assets............................ $(10,461)    $(23,818)
   Retention agreements.........................    2,120        1,636
   Net operating loss carryforward..............   13,012       13,188
   Deferred rent................................    2,678           --
   Accrued compensation.........................    1,851           --
   Other........................................     (903)         644
                                                  --------    --------
Noncurrent deferred tax assets (liabilities)....    8,297       (8,350)
Valuation allowance.............................   (8,297)          --
                                                  --------    --------
Net noncurrent deferred tax assets (liabilities) $     --     $ (8,350)
                                                  ========    ========

      At December 31, 2001, the Company had a net operating loss carryforward of approximately $37,000,000 for federal tax purposes that will expire during the period 2011 through 2021. In addition, as a result of certain acquisitions, the Company had a preacquisition net operating loss carryforward of approximately $1,262,000. To the extent not utilized, the preacquisition net operating loss has expiration dates from 2011 through 2013.

8.  LEASE COMMITMENTS

      The Company leases various facilities and equipment under noncancelable operating leases. These leases generally contain renewal and/or purchase options and escalation clauses. Minimum aggregate rental commitments at December 31, 2001, under noncancelable operating leases having an initial term of more than one year, are as follows (dollars in thousands):

YEAR                                                        AMOUNT
----                                                        -------
2002....................................................... $18,382
2003.......................................................  16,070
2004.......................................................  13,515
2005.......................................................  11,414
2006.......................................................   7,871
Thereafter.................................................  14,640
                                                            -------
Total future minimum lease payments........................ $81,892
                                                            =======

                 U.S.I. HOLDINGS CORPORATION AND SUBSIDIARIES

      Total rental expense in 2001, 2000 and 1999 was $22,365,000, $19,335,000 and $16,385,000, respectively.

9.  EMPLOYEE BENEFITS

      The Company established a 401(k) Plan (the Plan) covering substantially all employees with at least six months of service. Under the Plan, the first 4% of a participant's contribution will be eligible for a discretionary employer match of $0.75 for each dollar contributed. The maximum employer match is 3% of a participant's annual compensation.

      Following an acquisition, the Company may maintain the existing savings plans of acquired entities for a short period of time. During 2001, 2000 and 1999, a number of such plans were maintained by the Company prior to being merged into the Plan.

      Company contributions to all 401(k) plans for 2001, 2000 and 1999 were $3,939,620, $4,123,000 and $3,552,000, respectively.

10.  RELATED PARTY TRANSACTIONS

      Seven insurance carriers are stockholders of the Company. For the years ended December 31, 2001, 2000 and 1999, commissions earned on policies placed through these insurance carriers were approximately $34,958,000, $31,300,000 and $32,800,000, respectively.

      The Company paid $1,144,000, $101,000 and $3,198,000 to JPMorgan
Securities Inc., an affiliate of J.P. Morgan Chase & Co., in fees relating to financing and other professional services for the years ended December 31, 2001, 2000 and 1999, respectively. JPMorgan Chase Bank is the syndicating agent and a significant participant on the existing credit facility of the $75,000,000 revolving credit facility and the $112,500,000 term loan (see Note 4--Long-Term Debt). CBD and CB Capital Investors, L.P. are affiliates of
J.P. Morgan Chase & Co. and JPMorgan Chase Bank, and are stockholders of the Company.

      On December 21, 2001, the Company entered into a service agreement with Ceridian Corporation (Ceridian) whereby Ceridian will provide certain administrative services to the Company and its customers. At December 31, 2001, the Company accrued $1,182,000 of conversion costs associated with this agreement. Ceridian is a stockholder of the Company.

      In May 2001, the Company entered into a term loan agreement with its affiliate Zurich Services Corporation (see Note 4 - Long-Term Debt). Zurich is a stockholder of the Company.

      The Company paid $457,000 in fees to SBC Warburg Dillon Read Inc. (Dillon
Read) for the years ended December 31, 1999. Dillon Read provided management, consulting and financial services to the Company. Dillon Read managed Saratoga Partners III, C.V., Saratoga Partners III, L.P., and Dillon Read Venture Partners III, L.P., three stockholders of the Company.

      In May 1999, the Company purchased an excess professional liability policy from CNA Pro, an affiliate of CNA Financial Corporation (see Note 4 - Long-Term Debt). Continental Casualty Company, an affiliate of CNA Financial Corporation, is a stockholder of the Company.

                 U.S.I. HOLDINGS CORPORATION AND SUBSIDIARIES

      Additionally, a majority of the Company's acquisition-related debt is payable to current employees of the Company.

      The Company is currently in dispute with one of its stockholders, an affiliate of Royal & Sun Alliance Insurance Group plc (see
Note 13--Contingencies).

11.  BUSINESS CONCENTRATIONS

      For the year ended December 31, 2001, a substantial portion of the Company's commissions and fees were received from clients in the states of New York and California. Accordingly, the occurrence of adverse economic conditions or an adverse regulatory climate in New York or California could have a material adverse effect on the Company. However, the Company believes, based on its diversified customer base and product lines within the states it operates in, that there is minimal risk of a material adverse occurrence due to the concentration of operations in New York and California.

12.  SEGMENT REPORTING

      The Company has three reportable segments: insurance brokerage, administration and other services and corporate. The insurance brokerage segment offers general and specialty property and casualty insurance, medical plan insurance and group life insurance. The administration and other services segment offers third-party administration of employee benefit plans, administration of 401(k) plans and other related consulting services. The corporate segment is responsible for managing the following: acquisition processes, marketing, human resources, legal, capital, financial and reporting.

      The Company's reportable segments are strategic business units that offer different products and services. They are managed separately because each business has different clients and requires different marketing strategies. Most of the businesses were acquired as a unit, and the management at the time of the acquisition was retained. The Company evaluates performance based on the following measurements: (1) earnings before interest, taxes, depreciation and amortization and (2) earnings (loss) before income taxes.

                 U.S.I. HOLDINGS CORPORATION AND SUBSIDIARIES

      The following table shows the income (loss) before income taxes and total assets by segment as of and for the years ended December 31, 2001, 2000 and 1999.

                                                          INSURANCE   ADMINISTRATION
                                                          BROKERAGE AND OTHER SERVICES CORPORATE  TOTAL
                                                          --------- ------------------ --------- --------
                                                                       (DOLLARS IN THOUSANDS)
2001
Revenues................................................. $258,094       $129,589      $    443  $388,126
Expenses.................................................  214,129        123,674        25,406   363,209
Depreciation and amortization............................   34,079         16,197         5,111    55,387
Interest.................................................    2,736          2,313        21,395    26,444
Impairment of long-lived intangible assets...............       --         43,000            --    43,000
                                                          --------       --------      --------  --------
Income (loss) before income taxes........................ $  7,150       $(55,595)     $(51,469) $(99,914)
                                                          ========       ========      ========  ========
Total assets............................................. $447,157       $119,153      $ 77,006  $643,316
                                                          ========       ========      ========  ========
2000
Revenues................................................. $240,265       $119,601      $    824  $360,690
Expenses.................................................  188,037         98,557        15,888   302,482
Depreciation and amortization............................   32,025         14,963         5,378    52,366
Interest.................................................    3,426          1,746        21,202    26,374
                                                          --------       --------      --------  --------
Income (loss) before income taxes........................ $ 16,777       $  4,335      $(41,644) $(20,532)
                                                          ========       ========      ========  ========
Total assets............................................. $417,877       $146,868      $ 86,290  $651,035
                                                          ========       ========      ========  ========
1999
Revenues................................................. $215,714       $105,425      $    416  $321,555
Expenses.................................................  176,870         87,820        18,538   283,228
Depreciation and amortization............................   30,149         13,797         3,649    47,595
Interest.................................................    7,129          3,725        16,969    27,823
                                                          --------       --------      --------  --------
Income (loss) before loss on early extinguishment of debt
  and income taxes....................................... $  1,566       $     83      $(38,740) $(37,091)
                                                          ========       ========      ========  ========
Total assets............................................. $413,549       $142,452      $ 82,704  $638,705
                                                          ========       ========      ========  ========

13.  CONTINGENCIES

      The Company is subject to various claims, lawsuits and proceedings that arise in the normal course of business. These matters principally consist of alleged errors and omissions in connection with the placement of insurance and rendering administrative or consulting services and are covered in whole or in part by insurance. On the basis of present information, anticipated insurance coverage and advice received from counsel, it is the opinion of the Company's management that the disposition or ultimate determination of these claims, lawsuits or proceedings will not have a material adverse effect on the Company's consolidated financial position or results of operations.

      NASSAU COUNTY LITIGATION. In January 1999, the Company was named as defendant in a lawsuit filed by County of Nassau, New York (Nassau County). The Company was the third-party administrator of health benefits for the employees of Nassau County. At December 31, 1998, the Company had established a $16,000,000 reserve for this matter. The Company also established a $1,500,000 reserve at December 31, 1998,

                 U.S.I. HOLDINGS CORPORATION AND SUBSIDIARIES to cover the related wind down costs of the contract. The Nassau County Litigation was settled pursuant to a settlement agreement in March 1999. Under the settlement agreement, the Company paid Nassau County $16,000,000 on June 1, 1999, plus approximately $350,000 thereafter in actual expenses incurred by Nassau County in connection with the Nassau County Litigation and for payment of premiums for a new insurance policy issued to the County. The Company also assisted Nassau County in transferring its self-insured benefit plan to a fully insured plan and the Company's contract with Nassau County terminated on March 31, 1999. At the time of the establishment of the $16,000,000 reserve, the Company recorded a receivable of $10,000,000 from Fireman's Fund Insurance Company (Fireman's Fund) under its insurance policy at December 31, 1998 (see Fireman's Fund litigation below).

      Since early 1999, Offices of the United States Attorney for the Eastern District of New York and the District Attorney of Nassau County, New York, have been conducting a joint investigation into possible wrongdoing in the procurement and administration of contracts for third-party health care administrative services for employees of Nassau County. Neither the Company nor any of its current management or employees has been informed that they are a target of the investigation. The Company has, from the outset, cooperated fully with this investigation. In October 2001, the United States Attorney brought an indictment against several individuals connected with the Nassau County controversy, including Albert E. Isernio, the former CEO of the Company's third-party administrator. Based on the facts and the cooperation of the Company in the government's investigation, the United States Attorney issued a press release in October 2001 that included, among other matters, a statement that the Company was not responsible for any wrongdoing alleged in the indictment.

      FIREMAN'S FUND LITIGATION. During 1998 and 1999, the Company was insured under an errors and omissions policy issued by Fireman's Fund. With respect to the Nassau County Litigation, the Company asserted a claim for indemnification under the policy in the amount of $10,000,000 (the policy limit) plus the cost of defense. On March 8, 1999, Fireman's Fund commenced a declaratory judgment against the Company. The complaint sought a declaration that Fireman's Fund was not obligated to indemnify the Company with respect to the Nassau County Litigation. On March 19, 1999, the Company commenced an action against Fireman's Fund that sought a declaration that the Company was entitled to indemnification under the Fireman's Fund policy in the amount of $10,000,000 plus reimbursement of legal expenses. On May 26, 1999, the Company's action was dismissed for jurisdictional reasons, but the Company continued to press its claim for indemnification and reimbursement in the Fireman's Fund action by way of counterclaims, which were filed on June 15, 1999. In November 2001, the Company settled this litigation with Fireman's Fund with the exchange of mutual releases of liability and a payment by Fireman's Fund to the Company in the amount of $2,067,000. As a result of the settlement, the Company reduced its receivable for the claim by $7,933,000.

      MUTUAL OF OMAHA LITIGATION. The Company, as the third-party administrator of health benefits for the employees of Nassau County, placed stop-loss insurance with the Mutual of Omaha Insurance Company (Mutual). In 1999, Mutual brought an action against the Company asserting breach of contract, breach of warranty, fraud, and negligent misrepresentation on the part of the Company arising out of contracts between Mutual and the Company. Among other claims, Mutual sought an unspecified amount of damages arising out of Mutual's issuance of stop-loss policies to Nassau County. On December 6, 1999, the Company filed a motion to dismiss the complaint as well as an Answer and Counterclaim by the Company. The counterclaim consisted of breach of contract actions against Mutual. The motion to dismiss sought dismissal of all claims to the extent they related to the Nassau County insurance policies, as well as the fraud and negligent misrepresentation claims. The motion also sought dismissal of all claims against the Company. The motion to dismiss was fully briefed and submitted to the Court. In January 2001, Mutual filed an Amended Complaint. The Amended Complaint alleged that Mutual paid claims under policies issued to clients of the Company. The Amended Complaint sought

                 U.S.I. HOLDINGS CORPORATION AND SUBSIDIARIES damages for some unspecified percentage of the paid claims, based on the allegation that such percentage of payments resulted from the Company's breaches of its obligations as plan administrator. On February 2, 2001, the Company filed an Answer to the Amended Complaint and Counterclaims. In its Answer, the Company denied any liability to Mutual. The Company also asserted a claim for indemnification under its error and omissions policy issued by Fireman's Fund. All claims in this litigation were settled pursuant to a settlement agreement dated as of November 30, 2001, and dismissed with prejudice pursuant to a Stipulation of Dismissal With Prejudice filed with the court on December 17, 2001. Pursuant to the settlement agreement, the Company's insurer, Fireman's Fund, paid Mutual $2,216,667. No payment by the Company was required. However, as a result of the settlement, the Company wrote off a $1,000,000 commission receivable from Mutual of Omaha in 2001.

      BRIAN D. WHITNEY LITIGATION. The Company and its recently retired Chairman and Chief Executive Officer, Bernard H. Mizel, and the Company's current Chairman and Chief Executive Officer, David L. Eslick, were involved in a dispute with Brian D. Whitney, the former President and Chief Executive Officer of one of the Company's subsidiaries. On January 18, 2000, the Company terminated the employment agreement of Mr. Whitney. On May 26, 2000, Mr. Whitney commenced arbitration before the American Arbitration Association against the Company asserting certain claims arising out of the termination of his employment. With the arbitration, Mr. Whitney sought damages in excess of $20,000,000 for claims of wrongful discharge, breach of his employment contract, breach of duty to negotiate in good faith, defamation, and violation of Connecticut wage statutes. The arbitration hearings commenced in July 2001 and concluded on January 3, 2002. On January 30, 2002, the Panel issued an award of $528,000. Also, on May 26, 2000, Mr. Whitney commenced an action in the United States District Court for the District of Connecticut against Mr. Mizel and Mr. Eslick. Mr. Whitney asserts a claim of tortious interference with his employment contract, arising from the same facts at issue in his arbitration and seeking the same damages. All claims in this litigation were settled pursuant to a settlement agreement dated as of February 27, 2002, and effective as of March 21, 2002. Pursuant to the settlement agreement, the parties have executed a Stipulation of Dismissal With Prejudice, which will be filed with the court after the effective date of the settlement agreement. Pursuant to the settlement agreement, the Company will pay Mr. Whitney $250,000 upon the effective date of the settlement agreement. The Company's insurer has agreed to pay the Company $200,000 toward the settlement of this action. The Company accrued a $700,000 liability in 2001 as a result of the arbitration and litigation.

      NEAR NORTH INSURANCE LITIGATION. Plaintiffs, affiliated companies which are competitors with the Company in the insurance brokerage and risk management business, filed this action against the Company and three of its officers and employees, who previously worked for plaintiffs, alleging that the defendants tortiously interfered with plaintiffs' contracts and prospective economic advantage, and conspired to misappropriate trade secrets, breach fiduciary duties, and commit acts of unfair competition. Plaintiffs seek compensatory damages of at least $18,000,000, plus punitive damages and injunctive relief. The Company and its officers and employees have asserted various defenses to this action, including that the covenants which plaintiffs seek to enforce are void, and that plaintiffs have not suffered any damages caused by defendants; the Company and its officers have also filed an action against plaintiffs which, among other causes of action, seeks damages for tortious interference with contract and prospective economic advantage. The parties are involved in the discovery phase of litigation, and the trial has been scheduled for March 4, 2002. The Company has tendered this action to its comprehensive liability, errors and omission, and directors and officers insurers, and is presently receiving a defense from the comprehensive liability insurer. The Company and the other defendant officers and employees deny the plaintiffs' allegations and intend to defend against the claims vigorously.

      ROYAL INDEMNITY COMPANY CLAIM. In March 2000, the Company and Royal Indemnity Company, an affiliate of Royal & Sun Alliance Insurance Group plc (Royal), entered into a multi-year strategic Alliance

                 U.S.I. HOLDINGS CORPORATION AND SUBSIDIARIES

Agreement (Agreement). Under this Agreement, Royal agreed to make an annual $5,000,000 incentive payment to the Company in return for the Company's agreement to generate a contractually stipulated amount of annual profitable premium growth. In the event that the production or profitability objectives were not met, the Company agreed to return all or a portion of the applicable incentive payment. Also, in the event the profits on the produced business failed to meet certain standards, the Company could be responsible, up to a contractually limited amount, for additional payments to Royal above the amount of the applicable incentive payment. In May 2001, Royal gave notice of its intent to terminate the Agreement and thereby avoided responsibility to fund additional annual incentive payments. In September 2001, Royal advised the Company in writing of its contention that the Company owed Royal $7,295,000 under the Agreement. At December 31, 2001, the Company has a $4,700,000 liability for the unearned portion of the 2000 annual incentive payment.

      Royal also contends that the Company is obligated to contribute $1,500,000 toward an errors and omission claim not directly related to the Agreement, but arising from a coverage dispute with a mutual client. The Company has asserted various defenses to this claim and intends to defend against the claim vigorously.

14.  SUBSEQUENT EVENTS

DISCONTINUED OPERATIONS

      On January 14, 2002, the Company announced its intention to sell USI Administrators (USIA), its third-party administration business, by mid-2002. USIA is part of the Company's administration and other services reportable segment and offers third-party administration of employee benefit plans to its clients. The Company determined that USIA is no longer core to the Company's mission, vision, or strategy.

      The Company's summarized consolidated statements of operations with the operating results of USIA presented as a discontinued operation for the years ended December 31, are as follows:

                                                                     2001             2000          1999
                                                                   --------         --------      --------
                                                                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
Total revenues................................................. $313,375          $290,734      $254,604
Total expenses.................................................  350,901           303,259       287,676
Income tax benefit.............................................   (4,537)           (2,668)       (9,402)
                                                                   --------         --------      --------
Loss from continuing operations................................  (32,989)           (9,857)      (23,670)
Loss from discontinued operations, net of income taxes effect..  (57,906)           (8,349)       (4,963)
Loss on early extinguishment of debt, net of income tax benefit       --                --        (1,511)
                                                                   --------         --------      --------
Net loss....................................................... $(90,895)         $(18,206)     $(30,144)
                                                                   ========         ========      ========
Per share data--basic and diluted:
   Loss from continuing operations............................. $ (28.78)         $ (16.63)     $ (21.24)
   Loss from discontinued operations...........................   (30.74)            (4.43)        (2.63)
   Loss on early extinguishment of debt........................       --                --          (.80)
                                                                   --------         --------      --------
   Net loss per common share................................... $ (59.52)         $ (21.06)     $ (24.67)
                                                                   ========         ========      ========

      Loss from discontinued operations is reported net of income tax (benefit) expense of $(4,482,000), $342,000 and $944,000 for the years ended December 31, 2001, 2000 and 1999, respectively.

                 U.S.I. HOLDINGS CORPORATION AND SUBSIDIARIES

      The summarized net assets of the discontinued operations at December 31 are as follows:

                                                     2001       2000
                                                   -------    --------
                                                  (DOLLARS IN THOUSANDS)

Current assets................................... $24,359    $ 30,382
Noncurrent assets................................  21,799      69,632
                                                   -------    --------
Total assets.....................................  46,158     100,014

Current liabilities..............................  31,147      21,571
Noncurrent liabilities...........................   2,733      15,699
                                                   -------    --------
Net assets....................................... $12,278    $ 62,744
                                                   =======    ========

SALE OF PREFERRED STOCK

      In January 2002, the Company sold 357,143 shares of its Series Y preferred stock for gross proceeds of $2,500,000.

RETIREMENT

      In January 2002, the Company announced that Bernard H. Mizel, Chairman and Chief Executive Officer since the Company was founded in 1994, would retire and become chairman emeritus. David L. Eslick, who has been President and Chief Operating Officer since July 1998, will succeed Mr. Mizel. In the first quarter of 2002, the Company will take a compensation charge of $2,800,000 related to the retirement. As part of the agreement, Mr. Mizel may require us to repurchase $1,000,000 of the preferred stock held by him during the period between December 31, 2002 and January 30, 2003.

15.  EARNINGS PER SHARE

      The following table sets forth the computation of basic and diluted EPS:

                                                                PRO-FORMA
                                                                2001 (A)          2001      2000      1999
-                                                               ---------      ---------  --------  --------
                                                                (AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA)
Numerator:
   Net loss before loss on early extinguishment of debt........ $(90,895)      $ (90,895) $(18,206) $(28,633)
   Loss on early extinguishment of debt........................       --              --        --    (1,511)
                                                                --------       ---------  --------  --------
   Net Loss....................................................  (90,895)        (90,895)  (18,206)  (30,144)
   Change in aggregate liquidation preference on all preferred
     stock.....................................................       --         (21,099)  (21,475)  (16,920)
   Change in redemption value of Series N put rights...........       --            (138)       --       576
                                                                --------       ---------  --------  --------
                                                                      --         (21,237)  (21,475)  (16,344)
Numerator for basic and diluted earnings per share--loss
  available to common stockholders............................. $(90,895)      $(112,132) $(39,681) $(46,488)
                                                                ========       =========  ========  ========
Denominator:
   Denominator for basic and diluted earnings per share--
     weighted average shares...................................   70,530           1,884     1,884     1,884
                                                                ========       =========  ========  ========
Earnings per share--basic and diluted:
   Net loss before loss on early extinguishment of debt........ $  (1.29)      $  (59.52) $ (21.06) $ (23.87)
   Loss on early extinguishment of debt........................       --              --        --     (0.80)
                                                                --------       ---------  --------  --------
Net Loss....................................................... $  (1.29)      $  (59.52) $ (21.06) $ (24.67)
                                                                ========       =========  ========  ========

(a)Pro-forma results for 2001 give effect to the conversion of all preferred securities to common stock as a part of the offering discussed within this Registration Statement.

                 U.S.I. HOLDINGS CORPORATION AND SUBSIDIARIES

      For additional disclosures regarding the aggregate liquidation preference of preferred stock, see Note 5, and for additional disclosures regarding the series N put options see Note 6.

      For the years ended December 31, 2001, 2000, 1999, dilutive shares of 76,746,000, 74,670,000, 56,884,000, respectively, were not included in diluted weighted average shares outstanding because the effects would have been antidilutive.

16.  SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)

                                             THREE-MONTH PERIOD ENDED
                                   --------------------------------------------
                                   MARCH 31, JUNE 30, SEPTEMBER 30, DECEMBER 31,  TOTAL
                                   --------- -------- ------------- ------------ --------
                                      (DOLLARS IN THOUSANDS, EXCEPT FOR PER SHARE DATA)
2001
Revenues:
   Commissions and fees...........  $94,586  $94,682     $93,145      $101,723   $384,136
   Investment income..............    1,213    1,013         991           773      3,990
                                    -------  -------     -------      --------   --------
Total revenues....................  $95,799  $95,695     $94,136      $102,496   $388,126
                                    =======  =======     =======      ========   ========
Net loss..........................  $(4,442) $(6,570)    $(3,488)     $(76,395)  $(90,895)
                                    =======  =======     =======      ========   ========
Per share data--basic and diluted:
   Net loss.......................  $ (5.18) $ (6.30)    $ (4.64)     $ (43.40)  $ (59.52)
                                    =======  =======     =======      ========   ========
2000
Revenues:
   Commissions and fees...........  $83,672  $87,992     $87,414      $ 96,733   $355,811
   Investment income..............    1,107      984       1,323         1,465      4,879
                                    -------  -------     -------      --------   --------
Total revenues....................  $84,779  $88,976     $88,737      $ 98,198   $360,690
                                    =======  =======     =======      ========   ========
Net loss..........................  $(4,090) $(3,391)    $(1,914)     $ (8,811)  $(18,206)
                                    =======  =======     =======      ========   ========
Per share data--basic and diluted:
   Net loss.......................  $ (5.02) $ (4.62)    $ (3.86)     $  (7.56)  $ (21.06)
                                    =======  =======     =======      ========   ========

      The increase in the net loss for the quarter ended December 31, 2001 was predominantly the result of the intangible impairment charge of $43,000,000 and the 2001 efficiency initiative accrual of $13,385,000 (see Note 1). Also contributing to the net loss was the $8,000,000 reduction of the Fireman's Fund receivable and a $3,092,000 compensation charge resulting from Company's Incentive Plan (see Notes 13 and 5, respectively).

      The net loss in the quarter ended December 31, 2000 was predominantly the result of the 2000 efficiency initiative accrual of $5,381,000 (see Note 1).

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

      Through and including       , 2002 (the 25th day after the date of this
prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers' obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.


                                         SHARES

                                 [LOGO] USI/SM/

                          U.S.I. HOLDINGS CORPORATION

                                 COMMON STOCK

                                  -----------

                                  PROSPECTUS

                                  -----------


                              MERRILL LYNCH & CO.

                                   JPMORGAN

                          CREDIT SUISSE FIRST BOSTON

                     CREDIT LYONNAIS SECURITIES (USA) INC.

                               FOX-PITT, KELTON

                                       , 2002

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                    PART II

                    INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

      The following is a list of the estimated costs and expenses, other than the underwriting discount, to be incurred by U.S.I. Holdings Corporation in connection with the distribution of the shares of common stock being registered hereby. Except for the SEC Registration Fee, the National Association of Securities Dealers, Inc. Filing Fee and the New York Stock Exchange Listing Fee, all amounts are estimates.

SEC Registration Fee....................................... $10,580
National Association of Securities Dealers, Inc. Filing Fee  12,000
New York Stock Exchange Listing Fee........................       *
Printing and Engraving Costs...............................       *
Accounting Fees and Expenses...............................       *
Legal Fees and Expenses....................................       *
Transfer Agent and Registrar Fees..........................       *
Miscellaneous Expenses.....................................       *
                                                            -------
   Total................................................... $     *
                                                            =======

--------
*  To be provided by amendment.

ITEM 14.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

GENERAL CORPORATION LAW

      U.S.I. Holdings Corporation is incorporated under the laws of the State of Delaware. Section 145 ("Section 145") of the General Corporation Law of the State of Delaware (the "DGCL") as the same exists or may hereafter be amended, INTER ALIA, provides that a Delaware corporation may indemnify any person who was, or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of such corporation), by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise. The indemnity may include expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with such action, suit or proceeding, if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the corporation's best interests and, with respect to any criminal action or proceeding, had no reasonable cause to believe that the person's conduct was unlawful.

      A Delaware corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise. The indemnity may include expenses (including attorneys' fees) actually and reasonably incurred by the person in connection with the defense or settlement of such action or suit if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the corporation's best interests, except that no indemnification is permitted without judicial approval if the officer, director, employee or agent is adjudged to be liable to the corporation.

      Where a present or former director or officer has been successful on the merits or otherwise in the defense of any action referred to above, the corporation must indemnify the person against the expenses (including attorneys' fees) actually and reasonably incurred by such person in connection therewith.

      Section 145 further authorizes a corporation to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the II-1 126 request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against any liability asserted against such person and incurred by such person in any such capacity, or arising out of such person's status as such, whether or not the corporation would have the power to indemnify such person against such liability under Section 145.

CERTIFICATE OF INCORPORATION

      Our certificate of incorporation and bylaws provide for the indemnification of directors, officers, employees and agents to the fullest extent permitted by the DGCL.

      All of our directors and officers will be covered by insurance policies maintained by us against some liabilities for actions taken in their capacities as such, including liabilities under the Securities Act.

ITEM 15.  RECENT SALES OF UNREGISTERED SECURITIES.

      (a) No securities of U.S.I. Holdings Corporation which were not registered under the Securities Act have been sold by us within the past three years except as follows:

(1) On May 13, 1999, we issued an aggregate of 43,571 shares of series V preferred stock to certain third parties in connection with acquisitions for $304,997.00.

(2) On May 19, 1999, we issued an aggregate of 77,793 shares of series V preferred stock to certain third parties in connection with acquisitions for $544,542.00.

(3) On May 28, 1999, we issued 31,430 shares of series V preferred stock to a third party in connection with an acquisition for $220,010.00.

(4) On June 10, 1999, we issued 142,857 shares of series V preferred stock to a third party in connection with an acquisition for $999,999.00.

(5) On September 17, 1999, we issued an aggregate of 20,833,337 shares of series W preferred stock to certain investors for $125,000,022.00.

(6) On December 15, 1999, we issued 25,000 shares of series X preferred stock to a third party in connection with an acquisition for $155,000.00.

(7) On January 1, 2000, we issued 4,838 shares of series X preferred stock to an employee in connection with her employment at U.S.I. Holdings Corporation.

(8) On January 28, 2000, we issued an aggregate of 112,903 shares of series X preferred stock to certain third parties in connection with acquisitions for $729,994.20.

(9) On January 30, 2000, we issued 14,566 shares of series X preferred stock to a third party in connection with an acquisition for $90,309.20.

(10)On December 31, 2000, we issued an aggregate of 275,810 shares of series X preferred stock to certain third parties in connection with acquisitions for $1,710,022.00.

(11)On December 1, 2001, we issued an aggregate of 16,129 shares of series X preferred stock to a third party in connection with acquisitions for $99,999.80.

(12)On December 27, 2001, we issued an aggregate of 4,285,716 shares of series Y preferred stock to certain investors for $30,000,012.00.

(13)On January 16, 2002, we issued an aggregate of 357,143 shares of series Y preferred stock to certain investors of $2,500,001.00.

(14)On January 19, 2002, we issued an aggregate of 55,162 shares of series X preferred stock to certain third parties as deferred payment of $386,134 owed in connection with an acquisition.

      (b) The issuances of the securities set forth above were deemed to be not subject to registration under the Securities Act in reliance on Section 4(2) of the Securities Act, in each case as transactions by an issuer not involving any public offering. The recipients of such securities represented their intentions to acquire the securities for investment only and not with a view to, or for sale in connection with, any distribution thereof, and appropriate legends were affixed to the certificates representing the securities in such transactions.

ITEM 16.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

      (a)  Exhibits:

      See Exhibit Index beginning on page II-5 of this registration statement.

      (b)  Financial Statement Schedules:

      The Financial Statement Schedules are not included because they are not applicable.

ITEM 17.  UNDERTAKINGS.

      The undersigned registrant hereby undertakes:

      (1) To provide to the underwriters at the closing specified in the underwriting agreements certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser,

      (2) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

      (3) That, for purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

      (4) That, for the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                  SIGNATURES

      Pursuant to the requirements of the Securities Act, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of San Francisco, State of California, on April 30, 2002.

                                          U.S.I. HOLDINGS CORPORATION

                                              /s/  David L. Eslick
                                          By:
                                            -----------------------------------
                                             Name: David L. Eslick
                                             Title:  Chairman and Chief
                                               Executive Officer

      KNOW ALL MEN BY THESE PRESENTS, that each of the undersigned hereby constitutes and appoints David L. Eslick, Edward J. Bowler and Ernest J. Newborn, II, or any of them, its attorneys-in-fact and agents, each with full power of substitution and resubstitution for it in any and all capacities, to sign any or all amendments or post-effective amendments to this registration statement, and any registration statement for this offering that is to be effective upon the filing pursuant to Rule 462(b) under the Securities Act, and to file the same, with exhibits thereto and other documents in connection therewith, with the SEC, granting unto each of such attorneys-in-fact and agents full power and authority to do and perform each and every act and thing requisite and necessary in connection with such matters and hereby ratifying and confirming all that each of such attorneys-in-fact and agents or his substitute or substitutes may do or cause to be done by virtue hereof.

      Pursuant to the requirements of the Securities Act, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

        SIGNATURE                           TITLE                        DATE
        ---------                           -----                        ----

  /s/  David L. Eslick    Chairman, President and Chief Executive   April 30, 2002
_________________________   Officer (Principal Executive Officer)
     DAVID L. ESLICK        and Director

  /s/  Edward J. Bowler   Chief Financial Officer (Principal        April 30, 2002
_________________________   Financial Officer)
    EDWARD J. BOWLER

   /s/  Jason Mitchell    Controller (Principal Accounting Officer) April 30, 2002
_________________________
     JASON MITCHELL

    /s/  Wayne Fisher     Director                                  April 30, 2002
_________________________
      WAYNE FISHER

  /s/  Tony G. Holcombe   Director                                  April 30, 2002
_________________________
    TONY G. HOLCOMBE

   /s/  Mark W. Holden    Director                                  April 30, 2002
_________________________
     MARK W. HOLDEN

/s/  Philip E. Larson III Director                                  April 30, 2002
_________________________
  PHILIP E. LARSON, III

   /s/   Robert Spass     Director                                  April 30, 2002
_________________________
      ROBERT SPASS

                               INDEX TO EXHIBITS

EXHIBIT NO.                                            DESCRIPTION
-----------                                            -----------

   1.1*     Form of Purchase Agreement.

    3.1     Amended and Restated Certificate of Incorporation of U.S.I. Holdings Corporation dated May 31,
              1994.

    3.2     Amendment to Certificate of Incorporation of U.S.I. Holdings Corporation dated December 18,
              1995.

    3.3     Amendment to Certificate of Incorporation of U.S.I. Holdings Corporation dated July 30, 1997.

    3.4     Amendment to Certificate of Incorporation of U.S.I. Holdings Corporation dated March 12, 1998.

    3.5     Amendment to the Amended and Restated Certificate of Incorporation of U.S.I. Holdings
              Corporation dated July 9, 1998.

    3.6     Certificate of Correction Filed to Correct a Certain Error in the Certificate of Amendment to the
              Amended and Restated Certificate of Incorporation of U.S.I. Holdings Corporation dated July
              12, 1999.

    3.7     Certificate of Amendment to the Amended and Restated Certificate of Incorporation of U.S.I.
              Holdings Corporation dated September 17, 1999.

    3.8     Amended and Restated By-laws of U.S.I. Holdings Corporation.

   3.9      Amendment to Amended and Restated By-laws adopted December 27, 2001.

   3.10     Certificate of Designations of the Series B Preferred Stock of U.S.I. Holdings Corporation dated
              August 19, 1994.

   3.11     Certificate of Designations of the Series C Preferred Stock of U.S.I. Holdings Corporation dated
              December 9, 1994.

   3.12     Certificate of Designations of the Series D Preferred Stock of U.S.I. Holdings Corporation dated
              January 13, 1995.

   3.13     Certificate of Designations of the Series E Preferred Stock of U.S.I. Holdings Corporation dated
              April 27, 1995.

   3.14     Certificate of Designations of the Series F Preferred Stock of U.S.I. Holdings Corporation dated
              June 23, 1995.

   3.15     Certificate of Designations of the Series G Preferred Stock of U.S.I. Holdings Corporation dated
              October 23, 1995.

   3.16     Certificate of Decrease of Series C Preferred Stock, Series D Preferred Stock, Series F Preferred
              Stock and Series G Preferred Stock of U.S.I. Holdings Corporation dated December 18, 1995.

   3.17     Certificate of Designations of the Series H Preferred Stock of U.S.I. Holdings Corporation dated
              December 18, 1995.

   3.18     Certificate of Designations of the Series I Non-Voting Preferred Stock of U.S.I. Holdings
              Corporation dated December 18, 1995.

   3.19     Certificate of Designations of the Series J Preferred Stock of U.S.I. Holdings Corporation dated
              April 12, 1996.

   3.20     Certificate of Designations of the Series K Preferred Stock of U.S.I. Holdings Corporation dated
              May 29, 1996.

   3.21     Certificate of Designations of the Series L Preferred Stock of U.S.I. Holdings Corporation dated
              September 17, 1996.

   3.22     Amendment to the Certificate of Designations of the Series L Preferred Stock of U.S.I. Holdings
              Corporation dated December 18, 1996.

EXHIBIT NO.                                           DESCRIPTION
-----------                                           -----------

   3.23     Certificate of Designations of the Series M Preferred Stock of U.S.I. Holdings Corporation dated
              January 16, 1997.

   3.24     Certificate of Designations of the Series N Preferred Stock of U.S.I. Holdings Corporation dated
              May 13, 1997.

   3.25     Amended Certificate of Designations of the Series N Preferred Stock of U.S.I. Holdings
              Corporation dated June 9, 1997.

   3.26     Certificate of Designations of the Series O Preferred Stock of U.S.I. Holdings Corporation dated
              July 30, 1997.

   3.27     Certificate of Designations of the Series P Preferred Stock of U.S.I. Holdings Corporation dated
              December 23, 1997.

   3.28     Certificate of Designations of the Series Q Preferred Stock of U.S.I. Holdings Corporation dated
              January 27, 1998.

   3.29     Certificate of Designations of the Series R Convertible Preferred Stock of U.S.I. Holdings
              Corporation dated July 9, 1998.

   3.30     Certificate of Retirement of U.S.I. Holdings Corporation dated August 26, 1998.

   3.31     Certificate of Designations of the Series T Convertible Preferred Stock of U.S.I. Holdings
              Corporation dated September 23, 1998.

   3.32     Certificate of Designations of the Series U Preferred Stock of U.S.I. Holdings Corporation dated
              November 19, 1998.

   3.33     Certificate of Designations of the Series V Preferred Stock of U.S.I. Holdings Corporation dated
              February 18, 1999.

   3.34     Certificate of Designations of the Series W Convertible Preferred Stock of U.S.I. Holdings
              Corporation dated August 19, 1999.

   3.35     Certificate of Designations of the Series X Preferred Stock of U.S.I. Holdings Corporation dated
              September 17, 1999.

   3.36     Certificate of Designations of the Series Y Convertible Preferred Stock of U.S.I. Holdings
              Corporation dated December 21, 2001.

   4.1*     Form of Common Stock Certificate of U.S.I. Holdings Corporation.

    4.2     Warrant Agreement of U.S.I. Holdings Corporation dated as of March 12, 1996.

    4.3     Warrantholders' Agreement of U.S.I. Holdings Corporation dated as of March 12, 1996.

    4.4     Amendment to U.S.I. Holdings Corporation Warrant Agreement and Warrantholders' Agreement
              effective as of September 17, 1999.

    4.5     Amendment to U.S.I. Holdings Corporation Warrant Agreement and Warrantholders' Agreement
              dated as of April 26, 2002.

    4.6     Series W Warrant Agreement among U.S.I. Holdings Corporation and the parties signatory thereto dated as of September 17, 1999.

    4.7     Shareholders' and Warrantholders' Agreement among U.S.I. Holdings Corporation and the parties signatory thereto dated as of September 17, 1999.

    4.8     Amendment to Shareholders' and Warrantholders' Agreement among U.S.I. Holdings Corporation and the parties signatory thereto dated as of December 27, 2001.
    5.1*    Opinion of Cahill Gordon & Reindel regarding the legality of the securities being registered.
   10.1     Credit Agreement among U.S.I. Holdings Corporation and Credit Lyonnais Cayman Island
              Branch, the Chase Manhattan Bank and Chase Securities Inc. dated as of September 17, 1999.

EXHIBIT NO.                                          DESCRIPTION
-----------                                          -----------
   10.2     First Amendment to Credit Agreement between U.S.I. Holdings Corporation and Credit Lyonnais
              Cayman Island Branch, the Chase Manhattan Bank and Chase Securities Inc. dated as of March
              27, 2000.
   10.3     Second Amendment to Credit Agreement between U.S.I. Holdings Corporation and Credit
              Lyonnais Cayman Island Branch, the Chase Manhattan Bank and Chase Securities Inc., as
              amended, dated as of December 29, 2000.
   10.4     Third Amendment and Consent to Credit Agreement between U.S.I. Holdings Corporation and
              Credit Lyonnais Cayman Island Branch, the Chase Manhattan Bank and Chase Securities Inc.,
              as amended, dated as of April 17, 2001.
   10.5     Fourth Amendment to Credit Agreement between U.S.I. Holdings Corporation and Credit
              Lyonnais Cayman Island Branch, the Chase Manhattan Bank and Chase Securities Inc., as
              amended, dated as of June 29, 2001.
   10.6     Fifth Amendment to Credit Agreement between U.S.I. Holdings Corporation and Credit Lyonnais
              Cayman Island Branch, the Chase Manhattan Bank and Chase Securities Inc., as amended, dated as of December 31, 2001.

    10.7    Sixth Amendment to Credit Agreement between U.S.I. Holdings Corporation and Credit Lyonnais
              Cayman Island Branch, the Chase Manhattan Bank and Chase Securities Inc. dated as of April
              16, 2002.
   10.8     Term Loan Agreement between USI Insurance Services Corp. and Zurich Services Corporation
              dated as of May 16, 2001.
   10.9     Subscription Agreement for Series Y Convertible Preferred Stock among U.S.I. Holdings
              Corporation, Ceridian Corporation and The Paul Revere Life Insurance Company dated as of
              December 27, 2001.
   10.10    Subscription Agreement for Series Y Convertible Preferred Stock between U.S.I. Holdings
              Corporation and Sovereign Bancorp, Inc. dated as of January 16, 2002.
   10.11    Letter Agreement between U.S.I. Holdings Corporation and Credit Lyonnais Securities (USA) Inc.
              dated as of December 21, 2001.
   10.12    Fee Letter between U.S.I. Holdings Corporation and Credit Lyonnais Securities (USA) Inc. dated as of December 21, 2001.
   10.13    Joint Venture Agreement between Maryland Casualty Company and USI of Illinois, Inc. dated as of April 16, 1998.
   10.14    Marketing and Servicing Agreement among U.S.I. Holdings Corporation, USI Insurance Services
              Corporation and Chase Insurance Agency, Inc. dated as of August 2, 1999.
   10.15    Marketing Contract between USI Insurance Services Corp. and Unum Life Insurance Company of
              America dated as of January 1, 2000.
   10.16    USI Marketing Support Agreement for Voluntary Benefits between USI Insurance Services Corp.
              and UnumProvident Corporation dated as of May 16, 2000.
   10.17    Environmental Placement Service Agreement between Chubb Financial Solutions Division of
              Federal Insurance Company and USI Insurance Services of Texas dated as of September 17,
              2001.
   10.18    USI Marketing Support Agreement between USI Insurance Services Corp. and UnumProvident
              Corporation dated as of November 13, 2001.
   10.19    Marketing and Servicing Agreement between USI Insurance Services Corp. and Sovereign Bank dated as of January 16, 2002.
   10.20    Referral Agreement between USI Insurance Services Corp. and Ceridian Corporation dated as of
              October 24, 2001.
   10.21    Amendment Number One to Referral Agreement between USI Insurance Services Corp. and
              Ceridian Corporation dated as of March 21, 2002.

EXHIBIT NO.                                           DESCRIPTION
-----------                                           -----------
   10.22    Services Agreement between USI Insurance Services Corp. and Ceridian Corporation dated as of
              December 21, 2001.
   10.23    Amendment Number One to Services Agreement between USI Insurance Services Corp. and
              Ceridian Corporation dated as of March 21, 2002.
   10.24    Stock Purchase Agreement between U.S.I. Holdings Corporation, USI Insurance Services Corp.,
              USI Care Management, Inc., Texas Professional Administrators, Inc., USI Prescription Benefits
              Management Co. and CBCA Inc. dated as of April 1, 2002.
   10.25    Non-Negotiable Subordinated Promissory Note by CBCA Inc. payable to USI Insurance Services
              Corp. dated as of April 16, 2002.
   10.26    Restated and Amended Employment Agreement between USI Insurance Services Corp. and David
              L. Eslick dated as of January 22, 2002.
   10.27    Restated and Amended Employment Agreement between USI Insurance Services Corp. and
              Edward J. Bowler dated as of January 22, 2002.
   10.28    Restated and Amended Employment Agreement between USI Insurance Services Corp. and Ernest
              J. Newborn, II dated as of January 22, 2002.
   10.29    Separation Agreement between USI Insurance Services Corp. and Bernard H. Mizel dated as of
              January 23, 2002.
   10.30    Termination Agreement between USI Insurance Services Corp. and Loren Claypool dated as of
              February 1, 2002.
   10.31*   Management Incentive Program of USI Insurance Services Corp.
   10.32*   U.S.I. Holdings Corporation 1995 Long Term Incentive and Share Award Plan.
   10.33*   U.S.I. Holdings Corporation 2002 Equity Incentive Plan.
   10.34    Form of Current Share Appreciation Right Award Agreement.

   10.35    Form of Former Share Appreciation Right Award Agreement.
   10.36    Agreement among CBC Holding (Delaware) Inc., Chase Insurance Agency, Inc., U.S.I. Holdings
              Corporation and USI Insurance Services Corp. dated as of November 30, 1997.
   10.37    Amendment to Agreement among CBC Holding (Delaware) Inc., Chase Insurance Agency, Inc.,
              U.S.I. Holdings Corporation and USI Insurance Services Corp. dated as of April 26, 2002.
   10.38    Form of Stock Subscription Agreement used in acquisition transactions.
    21.1    Subsidiaries of U.S.I. Holdings Corporation.
    23.1    Consent of Ernst & Young LLP, Independent Auditors.
   23.2*    Consent of Cahill Gordon & Reindel (included in Exhibit 5.1).
    24.1    Powers of Attorney authorizing execution of registration statement on Form S-1 on behalf of certain officers and directors of USI Holdings Corporation (included on the signature page to this registration statement).

--------
*  To be filed by amendment.